UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:
Two Rivers Solar LLC (the "Project Company")

Legal status of issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Georgia

Date of organization:
August 24, 2022

Physical address of issuer:
301 N. Lake Avenue, Suite 950
Pasadena, CA 91101

Website of issuer:
http://www.solariant.com/case-studies

Is there a Co-issuer?
☒ Yes
☐ No

Name of Co-issuer:
Two Rivers Solar CF SPV I LLC (the "Crowdfunding Vehicle")

Legal status of Co-Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Georgia

Date of organization:
February 29, 2024

Physical address of Co-issuer:
301 N. Lake Avenue, Suite 950
Pasadena, CA 91101

Website of Co-issuer:
http://www.solariant.com/case-studies

Name of Intermediary through which the Offering will be conducted:
Andes Capital Group, LLC (the "Intermediary")

> ***CIK number of intermediary:***
> 0001348811
>
> ***SEC file number of intermediary:***
> 008-67202
>
> ***CRD number, if applicable, of intermediary:***
> 139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
The Intermediary will receive a commission equal to two and a half percent (2.5%) of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Type of security offered:
Units of membership interest of the Crowdfunding Vehicle (the "Crowdfunding Units") representing Class B Units of membership interest of the Project Company (the "Project Company Units") (together, the "Units").

Target number of Securities to be offered:
50,000 Units

Price (or method for determining price):
$1.00 per Unit

Target offering amount:
$50,000 (the "Minimum Offering Amount")

Oversubscriptions accepted:
☒ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☒ Other; At the Company's discretion

Maximum offering amount (if different from target offering amount):
$1,235,000

Deadline to reach the target offering amount:
11:59 p.m. PST on August 29, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned. Affiliates of our company, including officers, directors, and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees:
0

Summary financial information for the Two Rivers Solar LLC is provided below for the fiscal year ended December 31, 2023 (most recent fiscal year-end) and 2022 (prior fiscal year end).

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$473	$75,000
Cash & Cash Equivalents	$0	$0
Prepaid & Deposits	$473	$75,000
Current Liabilities	$574,150	$203,058
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Development Expenses	$143,592	$47,388
Other Expenses	$302,027	$80,670
Net Income	$(445,619)	$(128,058)

The jurisdictions in which the issuer intends to offer the Units:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Georgia, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING STATEMENT

Two Rivers Solar LLC



Offering of a

Target of 50,000 Crowdfunding Units
at $1.00 per Unit ($50,000),
representing 50,000 Project Company Units

up to a

Maximum of 1,235,000 Crowdfunding Units
at $1.00 per Unit ($1,235,000),
representing 1,235,000 Project Company Units*

Address for Notices and Inquiries:	With a Copy of Notices to:
Two Rivers Solar LLC	**Bevilacqua PLLC**
Daniel Kim	**Louis A. Bevilacqua, Esq.**
Chief Executive Officer	**1050 Connecticut Ave., NW, Suite 500**
301 N. Lake Avenue, Suite 950	**Washington, DC 20036**
Pasadena, CA 91101	**202.869.0888**
dkim@solariant.com	**lou@bevilacquapllc.com**

The date of this Offering Statement is May 28, 2024

*The total number of units issued may be more than 1,235,000 units as the result of the issuance of bonus units as described elsewhere in this Offering Statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000 within any 12-month period on a rolling basis.

Two Rivers Solar LLC



Offering of a
Target of 50,000 Crowdfunding Units at $1.00 per Unit ($50,000),
representing 50,000 Project Company Units

up to a Maximum of
1,235,000 Crowdfunding Units at $1.00 per Unit ($1,235,000),
representing 1,235,000 Project Company Units

Purchase Price Per Unit: $1.00

Two Rivers Solar LLC, which we refer to as the "Project Company" or "Two Rivers Solar", and Two Rivers Solar CF SPV I LLC, which we refer to as "Two Rivers SPV" or the "Crowdfunding Vehicle", and together with the Project Company, the "Co-Issuers", are conducting a co-issuer crowdfunding offering, or the "Offering", of a minimum of 50,000 Crowdfunding Units at $1.00 per Unit, representing 50,000 Project Company Units, and a maximum of 1,235,000 Crowdfunding Units at $1.00 per Unit, representing 1,235,000 Project Company Units. Together, the Project Company Units and Crowdfunding Units are referred to as the "Units". We may issue more than 1,235,000 Units as the result of the issuance of bonus units as described elsewhere in this Offering Statement. However, under no circumstances shall the dollar amount raised in this Offering exceed $5,000,000 within any 12-month period on a rolling basis. The minimum investment that you may make is $250.

We are conducting this Offering pursuant to Section 4(a)(6) of the Securities Act of 1933, or the "Securities Act", Regulation Crowdfunding thereunder, and Rule 3a-9 of the Investment Company Act of 1940, which we refer to as "Rule 3a-9" and the "ICA", respectively. Your investment in the Project Company will be made through the Crowdfunding Vehicle, a special-purpose investment vehicle that is exempt from registration under the ICA pursuant to Rule 3a-9 thereunder.

We are offering the Units to prospective investors through the crowdfunding platform available at https://tworiversinvest.com and each subdomain thereof, which we refer to as the "Platform". Andes Capital Group, LLC, which we refer to as the "Intermediary", operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the "SEC", as a broker-dealer, and is a member of the Financial Industry Regulatory Authority, which we refer to as "FINRA". We are required to pay the Intermediary a commission equal to two and a half percent (2.5%) of the gross proceeds from this Offering.

	Offering Price	Intermediary Commissions [(1)]	Proceeds to Company [(2)]
Per Unit	$1.00	$0.025	$0.975
Targeted Units Sold	$50,000.00	$1,250.00	$48,750.00
Maximum Units Sold	$1,235,000 [(3)]	$30,875	$1,204,125

(1) In addition to the commission payable to the Intermediary, we will incur Offering costs. The Offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the Offering costs will total approximately $36,467, not including marketing costs. We are required to pay the Intermediary a commission equal to two and a half percent (2.5%) of the amount raised in the Offering. Any Offering costs attributable to the Crowdfunding Vehicle will be borne by the Project Company.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with North Capital Private Securities Corporation, in compliance with applicable securities laws, until the Minimum Offering Amount is reached. The subscription amount for the

Crowdfunding Units may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this Offering is subject to, among other things, subscriptions for the $50,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This Offering may be closed at any time after the Minimum Offering Amount is sold hereunder, in one or more closings, and on or before the deadline identified at the beginning of this Offering Statement. If we do not raise the minimum amount offered by such a deadline, then we will return all funds received in the escrow account to investors without interest.

(3)   We may issue more than 1,235,000 Units as the result of the issuance of bonus units as described elsewhere in this Offering Statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000 within any 12-month period on a rolling basis.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Co-Issuers will file a report with the SEC annually and post the report on the Project Company's website no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding, or "Regulation CF" or "Regulation Crowdfunding" (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Units sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The Crowdfunding Units may not be transferred by any investor during the one-year period beginning when the units are issued unless the units are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Crowdfunding Units, and it may be difficult or impossible for an investor to sell or otherwise dispose of the units. Furthermore, the investors are not permitted to assign the units without the Company's prior written consent in accordance with the terms of the Crowdfunding Vehicle's Operating Agreement.

No person other than the Co-Issuers is authorized to provide prospective investors with any information concerning the Company or the Offering or to make any representation that is not contained in this Offering Statement. To invest in the units, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the units and (iii) execute the Subscription Agreement. The Co-Issuers reserve the right to modify any of the terms of the Offering and the units at any time before the Offering closes.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Offering Statement constitutes "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Offering Statement, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the units may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Co-Issuers or the Platform. Neither the delivery of this Offering Statement at any time nor any sale of units under this Offering Statement will, under any circumstances, create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Offering Statement.

We are responsible for the information contained in this Offering Statement. Certain market data and other statistical information contained in this Offering Statement are based on information from independent industry organizations, publications, surveys, and forecasts. Some market data and statistical information contained in this Offering Statement are also based on management's estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research, and our knowledge of our industry. While we believe such information is reliable, we have not independently verified any third-party information, and our internal data has not been verified by any independent source.

TABLE OF CONTENTS

	PAGE NUMBER

LIST OF EXHIBITS

Exhibit A	Subscription Agreement
Exhibit B	Two Rivers Solar LLC Amended and Restated Limited Liability Company Operating Agreement (the "Project Company Operating Agreement")
Exhibit C	Two Rivers Solar CF SPV I LLC Amended and Restated Limited Liability Company Operating Agreement (the "Crowdfunding Vehicle Operating Agreement")
Exhibit D	Financial Statements of Two Rivers Solar LLC
Exhibit E	Financial Statements of Two Rivers Solar CF SPV I LLC
Exhibit F	Development Services Agreement
Exhibit G	Offering Page
Exhibit H	TTW Material

TERM SHEET

Co-Issuers:	Two Rivers Solar LLC is a Georgia limited liability company, the Project Company, and a Co-Issuer in this Offering. The Project Company may engage in any activity permitted by law and exercise any powers permitted to limited liability companies organized under the Georgia Limited Liability Company Act that are incidental to or necessary, suitable, or convenient for the accomplishment of the development, construction, ownership, operation, financing, and sale of the Project. Two Rivers Solar CF SPV I LLC is a Georgia limited liability company, the Crowdfunding Vehicle, and a Co-Issuer in this Offering. The Crowdfunding Vehicle is organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Project Company and raising capital in one or more offerings made in compliance with Regulation Crowdfunding. Throughout this Offering Statement, we refer to these two entities together as the "Co-Issuers", "we", "us", "our", or similar terms.
Project; Project Developer:	The Two Rivers Project is a utility-scale solar (power plant) project located in Georgia, which we refer to as the "Project". Solariant Capital, LLC has been engaged as the developer of the Project. Solariant Capital, LLC is also the manager of the Crowdfunding Vehicle, the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company which are owned by the Project Company's manager, and the indirect manager of the Project Company Manager by virtue of being the manager of Solariant Holdings LLC, which is the manager of the Project Company Manager. See "*Principal Security Holders*" , "*The Company* - and "*Securities Being Offered – Description of Co-Issuers' Securities*" for more information.
Rule 3a-9 of the Investment Company Act of 1940:	This Offering involves the use of a Crowdfunding Vehicle in accordance with Rule 3a-9 of the Investment Company Act of 1940. Under Rule 3a-9, an issuer offering securities in accordance with Regulation Crowdfunding may facilitate that offering through a crowdfunding vehicle that will be deemed not to be an investment company under the Investment Company Act if the vehicle: (1) Is organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding (17 CFR § 227.100 through 504); (2) Does not borrow money and uses the proceeds from the sale of its securities solely to purchase a single class of securities of a single crowdfunding issuer; (3) Issues only one class of securities in one or more offerings under Regulation Crowdfunding in which the crowdfunding vehicle and the crowdfunding issuer are deemed to be co-issuers under the Securities Act (15 U.S.C. 77a et seq.); (4) Receives a written undertaking from the crowdfunding issuer to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and any compensation paid to any person operating the vehicle is paid solely by the crowdfunding issuer; (5) Maintains the same fiscal year-end as the crowdfunding issuer; (6) Maintains a one-to-one relationship between the number, denomination, type and rights of crowdfunding issuer securities it owns and the number,

denomination, type and rights of its securities outstanding;

(7) Seeks instructions from the holders of its securities with regard to:

> (i) The voting of the crowdfunding issuer securities it holds and votes the crowdfunding issuer securities only in accordance with such instructions; and

> (ii) Participating in tender or exchange offers or similar transactions conducted by the crowdfunding issuer and participates in such transactions only in accordance with such instructions;

(8) Receives, from the crowdfunding issuer, all disclosures and other information required under Regulation Crowdfunding and the crowdfunding vehicle promptly provides such disclosures and other information to the investors and potential investors in the crowdfunding vehicle's securities and to the relevant intermediary; and

(9) Provides to each investor the right to direct the crowdfunding vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a shareholder of record of the crowdfunding issuer.

Because of our reliance on Rule 3a-9 and utilization of a crowdfunding vehicle, your investment in this Offering will result in the purchase and ownership of Crowdfunding Units and not the Project Company's Class B Units. The Crowdfunding Vehicle will not perform any acts other than those necessary to remain duly qualified as a Georgia limited liability company and to comply with the informational requirements of Regulation Crowdfunding and Rule 3a-9.

The Crowdfunding Vehicle will use the proceeds from the sale of its units solely to purchase the Project Company's Class B Units. Likewise, the Crowdfunding Vehicle will not hold any property or funds other than the Project Company's Class B Units

Units:	The Project Company is authorized to issue 18,500,000 units of membership interests, consisting of Class A Units and Class B Units. The Class B Units are being offered at a price of one dollar ($1.00) per Unit. See "*Securities Being Offered*" and "*Dilution*" below for more information.
	The Crowdfunding Vehicle is authorized to issue 3,000,000 units of membership interests which are referred to as Crowdfunding Units. The Crowdfunding Units are being offered at a price of one dollar ($1.00) per Unit. See "*Securities Being Offered*" and "*Dilution*" below for more information.
	The Units (i) have the rights and obligations ascribed to them in the Operating Agreements; (ii) will not be certificated unless otherwise determined by the Managers; (iii) will be recorded in a schedule of Membership Interests maintained by the Managers; (iv) will be transferable only upon compliance with the provisions of transfer set forth in the Operating Agreements; and (v) will be personal property.
Bonus Units	This Offering involves a bonus structure based on the timing of an investment relative to the remaining number of units for sale. Bonus Crowdfunding Units will be distributed to investors based on tiers:
	<u>Tier 1</u>: Individuals who purchase units in this Offering until 370,500 units are sold will receive one (1) additional unit for every five (5) units purchased.

	Tier 2: Individuals who purchase units in this Offering after 370,500 units have been sold until 741,000 units are sold will receive one (1) additional unit for every ten (10) units purchased.
	Tier 3: Individuals who purchase units in this Offering after 741,000 units have been sold until 988,000 units are sold will receive one (1) additional unit for every 20 units purchased.
	Tier 4: Individuals who purchase units in this Offering after 988,000 units have been sold will not receive any bonus units.
	For example, if the first investor in this Offering purchases 1,000 units, they will receive 200 bonus units as a Tier 1 investor. After 370,500 units are sold, and until 741,000 units have been sold under this Offering, an investor who purchases 1,000 units will receive 100 bonus units as a Tier 2 investor. After 741,000 units are sold, and until 988,000 units have been sold under this Offering, an investor who purchases 1,000 units will receive 50 bonus units as a Tier 3 investor. Finally, any investor in this Offering after 988,000 units are sold will not receive any bonus units.
	For each bonus Crowdfunding Unit issued to the investors in this offering, the Project Company will issue an identical amount of Class B Units to the Crowdfunding Vehicle. See "*The Offering*" for more information.
Managers:	Solariant Capital, LLC, a California limited liability company, is the manager of the Crowdfunding Vehicle. We sometimes refer to Solariant Capital, LLC as the "Crowdfunding Vehicle Manager" in this Offering Statement.
	Two Rivers Solar Holdings LLC, a Delaware limited liability company, is the sole Class A Unitholder and Manager of the Project Company. We sometimes refer to Two Rivers Solar Holdings LLC as the "Project Company Manager" in this Offering Statement. The Project Company Manager is the wholly-owned subsidiary of Solariant Holdings, LLC, a Delaware limited liability company that is wholly-owned by Solariant Capital, LLC, which is also the Crowdfunding Vehicle Manager. See "*Principal Security Holders*" and "*Securities Being Offered – Description of Co-Issuers' Securities*" for more information.
	The Crowdfunding Vehicle Manager and the Project Company Manager are sometimes referred to collectively as the Managers in this Offering Statement.
Manager Loyalty Program	We have committed to issue one (1) bonus Unit for every twenty (20) Units purchased by any person who previously invested in the equity securities of an entity under management of the Crowdfunding Vehicle Manager, Solariant Capital, LLC, in a Regulation Crowdfunding offering that was completed or terminated prior to the filing of this Offering Statement. See "*The Offering*" for more information.
Minimum Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The Minimum Offering Amount is 50,000 Units, or $50,000, and the Maximum Offering Amount is 1,235,000 Units, or $1,235,000.
	We may issue more units than the Maximum Offering Amount because of the bonus units described above and elsewhere in this Offering Statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000 in any 12-month period. Over subscriptions will be accepted in a manner determined by the Managers of the Co-Issuers.
Voting Rights:	The Units being offered in this Offering have no voting rights associated with them. See "*Securities Being Offered – Description of Co-Issuers' Securities*" for more information.

Other Activities:	Notwithstanding any duty otherwise existing at law or in equity, any Member, Manager, or any affiliate of any Member or the Manager may engage in or possess an interest in other business ventures of every nature and description, independently or with others, even if such activities compete directly with the business of the Company, and neither the Company nor any of the Members will have any rights by virtue of the Operating Agreement in and to such independent ventures or any income, profits or property derived from them.
Necessary Financing:	We do not expect the Project Company to generate revenue until we engage in a sale of the Project to a long-term buyer who will construct and operate the Project. Accordingly, for the foreseeable future, we will continue to be dependent on additional financing to maintain operations and continue our corporate activities. We estimate that we will need to raise or fund approximately $3,936,306 to fully develop the Project. As such, we intend to engage in future offerings of the Crowdfunding Units. We may also (i) conduct offerings of the Project Company's Class A Units in private placements to accredited investors pursuant to Rule 506(b) of Regulation D. Notwithstanding the forgoing, it is possible that the Project is sold before it is fully developed.
Development Services Agreement:	The Project Company and Solariant Capital, LLC have executed a Development Services Agreement pursuant to which Solariant Capital, LLC will provide commercial project development services to the Project Company as its Project Development Manager in exchange for a project management fee of $25,000 per month. Such Development Services Agreement is attached hereto as Exhibit F. The project management fee has been accruing since September 26, 2022, when the Project secured control of the development site through a land lease option agreement. The Project Company expects to pay the Project Development Fee out of the net proceeds of this Offering. See "*The Offering - Use of Proceeds*" for more information. The Project Company may remove Solariant Capital, LLC as the Project Development Manager and appoint a new Project Development Manager under certain circumstances, on the terms and conditions set forth therein. However, Solariant Capital LLC's indirect wholly-owned subsidiary, Two Rivers Solar Holdings, LLC, is the owner of all of the issued and outstanding voting Class A Units of the Project Company, and as such, the Project Company cannot remove Solariant Capital, LLC as the Project Development Manager unless Two Rivers Solar Holdings, LLC approves such removal. We do not expect that Two Rivers Solar Holdings, LLC will have grounds to approve any such removal of Solariant Capital, LLC as the Project Development Manager in the foreseeable future.
Distributions:	Except as otherwise provided in the Operating Agreements, distributions of distributable cash made to the Members will be made in the following order of priority at the Project Company level and repeated at the Crowdfunding Vehicle level: (a) First, to the Members, pari-passu and pro-rata, in proportion to the relative Unreturned Capital Contributions of such Members, until the Unreturned Capital Contributions of the Members are reduced to zero; and (b) Thereafter, to the Members in proportion to their percentage interests in the Company in proportion to their Units.
Dilution:	Two Rivers Solar Holdings, LLC, the Project Company Manager and owner of all of the issued and outstanding Class A Units of the Project Company, which is also an indirect, wholly-owned subsidiary of the Crowdfunding Vehicle Manager, has agreed to the automatic cancelation and termination (without any further action thereby) of a number of its Class A Unit holdings equal to the number of additional Units issued in this Offering, or Class A Units and/or Class B Units issued in any future offering of

	the Project Company.
	By way of example, given that the Project Company Manager owns 18,459,679 Class A Units, if the Maximum Offering Amount of 1,235,000 Class B Units are issued as a result of this Offering, then upon such issuance, 1,235,000 Class A Units held by Project Company Manger would automatically be canceled and terminated, and the Project Company Manager would then hold 17,224,679 Class A Units.
	As such, investors in this offering will not suffer any dilution of their indirect ownership percentage because of any future securities offerings conducted by the Co-Issuers or the Project Company alone; only the Project Company Manager's ownership percentage shall be diluted. However, investors in this offering will suffer an immediate and substantial dilution of the net tangible book value of their Crowdfunding Units due to the Class A Unit holdings of the Project Company Manager.
Authority of the Managers:	Subject to the Operating Agreements, the Crowdfunding Vehicle Manager and the Project Company Manager have the full power and authority on behalf of the Crowdfunding Vehicle and Project Company, respectively, to conduct, direct, and exercise control over all their activities, manage and administer their business and affairs, and do or cause to be done any and all acts considered by the Co-Issuer's respective Managers to be necessary or appropriate to conduct their business. The Crowdfunding Vehicle Manager is also the beneficial owner of all of the issued and outstanding voting Class A Units of the Project Company via its indirect, 100% ownership of the Project Company Manager.
Costs; Compensation to the Manager; Expenses	All costs and expenses of the Crowdfunding Vehicle, including any compensation payable to the Crowdfunding Vehicle Manager, will be paid by the Project Company as contemplated in the Crowdfunding Vehicle Operating Agreement.
Partnership Status and Tax Elections:	The Co-Issuers will be taxed as a partnership for United States federal, state, and local income tax purposes. The Members agree not to elect to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute and agree not to elect for the Crowdfunding Vehicle to be treated as a corporation, or an association taxable as a corporation, under the Code or any similar state statute.
Admission of Members:	No Person will be admitted to the Crowdfunding Vehicle as a substitute or additional Member without the prior written consent of the Crowdfunding Vehicle Manager (which consent may be withheld at the sole and absolute discretion of the Crowdfunding Vehicle Manager).
Transfer of Membership Interests:	Except as otherwise provided in the Crowdfunding Vehicle Operating Agreement, no Member may, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise all or any of the Member's Crowdfunding Units without the prior written consent of the Crowdfunding Vehicle Manager (which consent may be given or withheld in the Crowdfunding Vehicle Manager's sole and absolute discretion).
Liquidation by the Project Company:	Upon the approval of a liquidation as set forth in the Project Company Operating Agreement, the winding up of the Project Company's affairs will be supervised by, the Project Company Manager as the "Project Company Liquidator". Pursuant to the Project Company Operating Agreement, the Project Company Liquidator will carry out the following acts: Pay Debts. The Project Company Liquidator will pay all of the debts and liabilities of

	the Project Company or otherwise make adequate provision therefor;
	Sale of Company Property. The Project Company Liquidator may sell any or all Company property for what the Liquidator believes in good faith to be its fair market value; and
	Distribute Assets. All remaining assets of the Project Company will be distributed as follows:
	First, to creditors (other than Members and former Members) in satisfaction of all of the Company's debts and other liabilities;
	Second, to creditors that are Members, including the Crowdfunding Vehicle; and
	Thereafter, the balance, if any, to the Members, including the Crowdfunding Vehicle, in the order and priority set forth in the Distribution section of the Project Company's Operating Agreement.
Liquidation by the Crowdfunding Vehicle:	Upon the occurrence of a liquidation as set forth in the Crowdfunding Vehicle Operating Agreement or any liquidation by the Project Company, the winding up of the Crowdfunding Vehicle's affairs will be supervised by a "Crowdfunding Vehicle Liquidator". The Crowdfunding Vehicle Liquidator will be the Crowdfunding Vehicle Manager. The steps to be accomplished by the Crowdfunding Vehicle Liquidator are as follows:
	Distribute Assets. All remaining assets of the Crowdfunding Vehicle will be distributed as follows:
	First, to Members and former Members of the Crowdfunding Vehicle in satisfaction of debts owed to such Members; and
	Thereafter, the balance, if any, to the Members in the order and priority set forth in the Distribution section of the Crowdfunding Vehicle Operating Agreement.

THE COMPANY

1. __Name of Issuer.__

The names of the Co-Issuers are Two Rivers Solar LLC and Two Rivers Solar CF SPV I LLC. The Co-Issuers are Georgia limited liability companies.

Two Rivers Solar CF SPV I LLC is a Crowdfunding Vehicle organized to directly acquire, hold, and dispose of securities issued by a single crowdfunding issuer, Two Rivers Solar LLC, and raise capital in one or more offerings made in compliance with Regulation Crowdfunding.

Managers of the Co-Issuers

Solariant Capital, LLC, a California limited liability company, is the manager of the Crowdfunding Vehicle. We sometimes refer to Solariant Capital, LLC as the "Crowdfunding Vehicle Manager" in this Offering Statement. The Crowdfunding Vehicle does not have any executive officers, employees, or directors. Solariant Capital, LLC is also the indirect manager of the Project Company Manager by virtue of being the manager of Solariant Holdings LLC, which is the manager of the Project Company Manager.

Two Rivers Solar Holdings LLC, a Delaware limited liability company, is the sole Class A Unitholder and Manager of the Project Company. We sometimes refer to Two Rivers Solar Holdings LLC as the "Project Company Manager" in this Offering Statement. The Project Company Manager is the wholly-owned subsidiary of Solariant Holdings, LLC, a Delaware limited liability company that is wholly-owned by Solariant Capital, LLC, which is also the Crowdfunding Vehicle Manager. See "*Principal Security Holders*" and "*Securities Being Offered – Description of Co-Issuers' Securities*" for more information.

ELIGIBILITY

2. __[X] Check this box to certify that all of the following statements are true for the issuer:__

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. __Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes   [X] No__

EXECUTIVE OFFICERS AND DIRECTORS

4. __Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:__

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Crowdfunding Vehicle

The Crowdfunding Vehicle does not have any executive officers or directors and does not intend to hire or retain any executive officers or directors in the future because it was organized for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Project Company and raising capital in one or more offerings made in compliance with Regulation Crowdfunding, like this Offering. Instead, the Crowdfunding Vehicle Manager manages the business and affairs of the Crowdfunding Vehicle in accordance with the Crowdfunding Vehicle Operating Agreement and Rule 3a-9 of the Investment Company Act.

Project Company

The following individuals have been retained as executive officers of the Project Company pursuant to the Project Company Operating Agreement to maximize operational efficiencies with respect to official acts by the Project Company. For the avoidance of doubt, such individuals are not being compensated or hired as employees of the Project Company. The Project Company does not have any directors.

Daniel Kim, Chief Executive Officer and President

Daniel Kim has served as the Chief Executive Officer and President of Two Rivers Solar, LLC, pursuant to the Project Company Operating Agreement, since the Project Company Operating Agreement was executed on May 21, 2024. In 2012, Daniel Kim founded Solariant Capital to pursue renewable energy project development opportunities in Japan. There, Mr. Kim oversaw the development and financing of 13 utility-scale renewable energy projects, including three (3) biomass power plants and ten (10) solar plants. Mr. Kim is currently developing multiple solar and biomass projects in Japan, and through Solariant's wholly-owned subsidiary, Lumino Biomass Fuel Inc., he is developing renewable energy power plant projects and sustainable biofuel projects in the Philippines. In the U.S., the Solariant Capital team is developing more than 14 utility-scale solar and energy storage projects with almost 1.9 GWdc of capacity. Mr. Kim also founded a fintech platform to provide investors with direct access to renewable energy projects through crowdfunding. In January 2019, Mr. Kim oversaw the launch of the Solariant Renewable Energy Fund I ("SREF I"), which invests in development-stage renewable energy projects.

Prior to founding Solariant, Mr. Kim served as Accend Energy's Vice President of Strategy & Business Development and served as head of all strategic initiatives and new business developments. He spearheaded the launch of solar project development and engineered various key strategic partnerships with key players in the solar industry. Mr. Kim also has an extensive background in finance, having worked in equity research (Wedbush Morgan Securities), fixed income (Collateralized Bond Obligations, Transamerica – acquired by Aegon), and public accounting (Nigro, Karlin & Segal). Mr. Kim holds a CFA Charter from the CFA Institute.

Mr. Kim's Business Experience for the Last Three Years

<u>Employer</u>: Two Rivers Solar, LLC
<u>Employer's Principal Business</u>: Renewable energy project development
<u>Title</u>: Chief Executive Officer and President
<u>Dates of Service</u>: May 2024 – Present
<u>Responsibilities</u>: Mr. Kim oversees the Project Company's development of the Project

<u>Employer</u>: Solariant Capital, LLC
<u>Employer's Principal Business</u>: Renewable energy development and investment company
<u>Title</u>: Managing Director
<u>Dates of Service</u>: August 2012 – Present
<u>Responsibilities</u>: Mr. Kim oversees investments in, and the development of, renewable energy projects in the U.S., Japan, South Korea, and Southeast Asia

<u>Employer</u>: Energy Shares, LLC
<u>Employer's Principal Business</u>: FINRA registered broker dealer which operates a crowdfunding platform. Additionally, Energy Shares, LLC helps connect investors with renewable energy developers to raise capital via private placements under

Regulation A, Regulation CF, and Regulation D.
Title: CEO
Dates of Service: April 2021 – Present
Responsibilities: Mr. Kim oversees the development and management of the broker dealer

Employer: Solariant Capital Co. Ltd.
Employer's Principal Business: management company for all of Solariant Capital, LLC's Japanese subsidiaries and development of Japanese renewable energy projects
Title: Founder and Managing Partner
Dates of Service: August 2015 – Present
Responsibilities: Mr. Kim oversees a FINRA registered broker dealer which helps connect investors with renewable energy developers in order to raise capital via private placements under Regulation A, Regulation CF, and Regulation D.

Employer: Lumino Biomass Fuel Inc
Employer's Principal Business: Development, management, and operations of energy crop plantations and biomass fuel production facilities.
Title: Managing Director
Dates of Service: April 2017 – Present
Responsibilities: Mr. Kim heads the management and operations

Employer: Illuminarean
Employer's Principal Business: Technology company which develops platforms for various companies.
Title: Managing Director
Dates of Service: July 2017 – Present
Responsibilities: Mr. Kim heads the management and operations

Kevin Kohlstedt, Chief Operating Officer

Kevin Kohlstedt has served as the Chief Operating Officer of Two Rivers Solar, LLC, pursuant to the Project Company Operating Agreement, since the Project Company Operating Agreement was executed on May 21, 2024. Kevin Kohlstedt joined Solariant Capital as Assistant Director of Development in April 2020 and was promoted to Head of U.S. Renewable Energy Development in May 2021. He leads the company's market strategy, business development, and project development activities in the U.S. Mr. Kohlstedt is currently leading Solariant's development of over 1.5GWac and 2.5GWh of utility-scale and standalone BESS projects in the Southwest and Southeast United States.

Prior to joining Solariant, Mr. Kohlstedt was a Lead Developer at Cypress Creek Renewables, a leading renewable energy developer and Independent Power Producer, from 2017 to 2020. At Cypress Creek, Mr. Kohlstedt led the development of five utility-scale solar and storage projects in the Northeast U.S. Market, totaling 264MWp. He also secured and negotiated Renewable Energy Credit Contracts with the New York State Energy Research and Development Authority on six 20MW utility-scale projects.

Mr. Kohlstedt's Business Experience for the Last Three Years

Employer: Two Rivers Solar, LLC
Employer's Principal Business: Renewable energy project development
Title: Chief Operating Officer
Dates of Service: May 2024 – Present
Responsibilities: Mr. Kohlstedt oversees the day to day operations of the Project Company's development of the Project.

Employer: Solariant Capital, LLC
Employer's Principal Business: Renewable energy development and investment company
Title: Senior Director; Head of U.S. Renewable Energy Development
Dates of Service: April 2020 - Present
Responsibilities: Mr. Kohlstedt leads Solariant's market strategy and business development initiatives in the U.S. He also leads Solariant's project development activities in the U.S.

Employer: Energy Shares, LLC
Employer's Principal Business: FINRA registered broker dealer which operates a crowdfunding platform. Additionally,

Energy Shares, LLC helps connect investors with renewable energy developers in order to raise capital via private placements under Regulation A, Regulation CF, and Regulation D.
Title: Director, Business Development
Dates of Service: April 2021 - Present
Responsibilities: Generate leads for new third-party project developers to raise development capital through Energy Shares. Oversee project development of the projects that raise capital through Energy Shares.

Employer: Bizy Buddies
Employer's Principal Business: Produce and sell children's books focused on health and wellness
Title: Co-Founder
Dates of Service: April 2020 - Present
Responsibilities: Writing and selling children's books in addition to overseeing operations of the business.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Project Company

NAME OF HOLDER	CLASS A UNITS [1] [2]		CLASS B UNITS [1] [2]	
	Amount Owned	% of Voting Power	Amount Owned	% of Voting Power
SOLARIANT CAPITAL, LLC [3]	18,459,679	100%	-	-

(1) Amounts and percentages listed in this table are calculated as of the date of this Offering.

(2) For more information about each of the classes authorized for issuance under the Project Company Operating Agreement, please see the section titled "*Description of the Units*".

(3) The Crowdfunding Vehicle Manager, Solariant Capital, LLC, is deemed to beneficially own all of the Project Company's issued and outstanding Class A Units because it holds sole and dispositive control over Solariant Holdings, LLC, a Delaware limited liability company which, in turn, holds sole and dispositive control over Two Rivers Solar Holdings, LLC, a Delaware limited liability company which, in turn, owns all of the issued and outstanding Class A Units of the Project Company. See "*Dilution*" and "*The Offering – Managers of the Co-Issuers*" for more information.

Crowdfunding Vehicle

NAME OF HOLDER	AMOUNT OF CROWDFUNDING UNITS OWNED [1]	% OF VOTING POWER [1]
--	--	--

(1) Amounts and percentages listed in this table are calculated as of the date of this Offering.

The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this Offering Statement.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

The Project Company and Crowdfunding Vehicle are Georgia limited liability companies. Together, they are the Co-Issuers in this Offering in accordance with Regulation Crowdfunding and ICA Rule 3a-9. The Crowdfunding Vehicle Manager, Solariant Capital, LLC, formed the Project Company on August 22, 2022, and the Crowdfunding Vehicle on February 29, 2024.

The Crowdfunding Vehicle Manager was the initial sole member of the Project Company and was issued 100% of the membership interests of the Project Company. The membership interests of the Project Company were not initially represented by units.

Solariant Holdings, LLC, which is a wholly-owned subsidiary of Solariant Capital, LLC, is the owner of 100% of the membership interests of Two Rivers Solar Holdings LLC, the Project Company Manager.

On March 22, 2024, in its capacity as sole member of the Project Company, Solariant Capital, LLC contributed all of the membership interests of the Project Company to Solariant Holdings LLC. Thereafter, on the same day, Solariant Holdings, LLC contributed all of the membership interests of the Project Company to Two Rivers Solar Holdings, LLC, the Project Company Manager, with the result that the Project Company became a wholly-owned subsidiary of the Project Company Manager.

On May 21, 2024, the Project Company Manager and the Project Company executed the Amended and Restated Operating Agreement of the Project Company, which we refer to as the "Project Company Operating Agreement", whereby all of the membership interests of the Project Company held by the Project Company Manager were converted into 18,459,679 Class A Units. As Class B Units of the Project Company are issued to the Crowdfunding Vehicle in this Offering, an equal number of Class A Units held by the Project Company Manager will be cancelled.

On April 3, 2024, and May 21, 2024, the Project Company Manager made contributions of $375,000 and $528,957, respectively, to the Project Company, which we refer to herein and in the Project Company Operating Agreement as the "Initial Sponsor Capital Contributions", which were or will be used by the Project Company for its organizational and maintenance expenses as well as development activities for the Project. Pursuant to the Project Company Operating Agreement, except for $188,000 of the Initial Sponsor Capital Contributions, any other Initial Sponsor Capital Contributions and any loans made by the Project Company Manager, its subsidiaries, or its affiliates to the Project Company will be distributed or repaid by the Project Company from the proceeds of any offerings made by the Project Company, including this Offering (which distribution or repayment will be on such dates and in such order and amounts as are determined by the Project Company Manager). *(See Section 7.1(b) of the Project Company Operating Agreement)*

The Project Company will invest in and develop the Two Rivers Solar Project, a proposed 99.4MWdc (80MWac) photovoltaic solar power generation . Once we complete the Project's development and have entered into a power purchase agreement with a Georgia energy utility company, we intend to sell the Project Company, although we may sell the Project Company before the project is fully developed.

To date, the Project Company has relied upon capital contributions from the Project Company Manager to sustain our operations, has not generated any revenue, and has incurred $128,058 and $445,619 in losses for the periods ending December 31, 2022 and 2023, respectively.

We do not expect the Project Company to generate revenue until we engage in a sale of the Project to a long-term buyer who will construct and operate the Project. Accordingly, for the foreseeable future, we will continue to be dependent on additional financing in order to maintain our operations and continue with our corporate activities. We estimate that we will need to raise or fund approximately $3,748,000 to complete the development of the Project. As such, we intend to engage in future offerings of the Crowdfunding Units. We may also conduct offerings of the Project Company's Class A Units in private placements to institutional, accredited investors under Rule 506(b) of Regulation D, promulgated under the Securities Act of 1933, as amended. Until additional capital is raised by the Project Company to cover all development expenses, the development expenses may be funded by loans from the Managers or their affiliates or third party lenders, although there is no obligation on their part to make such loan. It is possible that the Project may be sold before it is fully developed.

In reviewing our financial statements for the years ended December 31, 2022, and 2023, our independent auditor has confirmed that they are compliant with GAAP (Generally Accepted Accounting Principles) and have been accurately presented.

If we raise any capital in this Offering and are then unable to raise additional capital or fund the remaining development activities ourselves, we will not be able to execute our business plan and you may lose your entire investment.

Business Plan

Our business plan involves investing in and developing the Two Rivers Solar Project, which we refer to as the Project in this Offering Statement, and then selling the Project to a long-term buyer who will construct and operate the Project, although we may sell the Project Company before the Project is fully developed. The development stage is the first phase of getting a renewable energy project up and running. The development stage is considered the preconstruction phase of utility-scale power generation and storage facilities and includes the planning and preparation needed before the construction of a project begins. The developmental stage involves several different milestones, including but not limited to:

- *Site Control and Feasibility Studies* - Securing land rights and conducting various environmental studies to ensure the location is the right place to build.

- *Acquisition of State and Local Permits* - Acquiring a variety of state and local permits that can vary based on the location, type, environment and more.

- *Technical Design and Engineering* - Planning for the engineering, design, and construction of the new renewable energy project including preparing for the eventual "decommission" of the project in the future.

- *Facilitation of Power Grid Connection* - Ensuring the project can connect to the power grid in order to provide clean energy to local communities.

- *Securing a Power Purchase Agreement* - Securing a power purchase agreement is the contract between the developer and the party agreeing to purchase the power generated by the project (the off taker)

The Two Rivers Project is in the middle stage of development, having received system impact study results from the Georgia Transmission Corporation utility company. We are also expecting facilities study results in the second quarter of 2024. From there, the utility interconnection study process will proceed with an interconnection agreement. Preliminary site screening, design, and critical issues analysis have been completed, as well as determining the governmental permits required. We are continuing to seek a purchaser for the energy and power generated by the project, which is critical to completing the development process.

The Project

The Project is a proposed 99.4MWdc (80MWac) photovoltaic solar power generation. The proposed location for the Project is in Camden County, Georgia. The Project site itself covers approximately 1,548 lease option acres, with the preliminary fenced project area being approximately 750 acres. The Project is expected to consist of rows of solar panels, electrical wiring, inverters, transformers, substation, site access roads, landscaping, perimeter fence, and other necessary equipment.

We believe that the Project aligns with key land use and resource elements of Camden County, Georgia. Currently, the area surrounding the Project site is zoned for planned unit development or agriculture and, therefore, has very limited residential development. However, as the regional population is projected to increase in the coming decades, we expect that total energy demand will grow as well. Correspondingly, we believe that it will become increasingly important for Camden County to diversify its energy sources and provide for a more stable and resilient system.

Development at this location is also desirable, in part, due to the adjacent electrical transmission lines and nearby substations, each owned by the Georgia Power Company, the largest power utility in Georgia, which we refer to as "GPC". The Project site is also located within GPC's utility territory and is currently in the Georgia Transmission Corporate, or "GTC", interconnection queue at the facilities study stage, which involves the assessment of the Project's impact on the power system and estimate of costs to construct the associated upgrades. GPC and GTC have a shared interconnection system in Georgia. We expect to enter an interconnection agreement with respect to the Project in late 2024 or early 2025. We also anticipate that the Project's proximity to the GPC utility facilities will enable a more cost-effective and technologically efficient development of the Project.

To reliably deliver electricity, we expect that the proposed facility will require a short-distance physical interconnection and a new switching station to connect to an existing transmission line. We also believe that we are utilizing best practices by positioning the new switching station near the existing electrical infrastructure, which will avoid circuitous electrical routes and fragmentation of existing land use and habitats.

We intend for the Project's development to proceed without material impacts such as excessive noise, dust, or other nuisances. Our belief is that noise levels will not be substantially different from existing ambient noise levels, including adjacent roads, residential properties, and open spaces. Lastly, our plans include security fencing, signage, and a private driveway for occasional facility inspection and maintenance. Currently, execution of a power purchase agreement between the Project and a power purchaser is anticipated by the end of 2024. If the prior expectation occurs, we believe that the Project will begin energy and revenue generation by Q1 of 2027. Once we complete the preconstruction development of the Project and have entered into a power purchase agreement with a creditworthy power purchaser, we intend to sell the Project Company, although a sale of the Project may occur before then.

Government Regulation

We are subject to the laws, licensing requirements, and regulations of several governmental authorities by virtue of our involvement in solar power project development. We intend for the proposed facility to be designed, constructed, and operated to meet applicable regulations, development standards, and industry best practices, and we will endeavor to minimize and mitigate the impact on threatened or endangered species, habitats, wetlands, cultural resources, and sensitive land use. Prior to and throughout the preconstruction development of the Project, we plan to incorporate best practices and work closely with relevant County, State, and Federal agencies. A list of known state and local permit requirements is shown below:

Requirement	Description	Governmental Department	Project Risk Level / Explanation
Wildlife and Plants	Biological surveys are required to determine if any protected species are in the Project area	Georgia Department of Natural Resources	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Wetlands	Wetlands delineation to determine whether any regulated wetlands are in the Project area	Georgia Department of Natural Resources	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Cultural Resources	Archeological studies are required to determine if any culturally significant sites occur in the Project area	Georgia Historic Preservation Division	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Site Plan Review	The Project must apply to receive a review that all Camden County Land Development Regulations are met	Camden County Board	Low: clearly written guidelines provide a path to receiving approval
Environmental Resource Permit	Permit required for operational stormwater coverage	U.S. Department of Environmental Protection	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Building Permit	Permit required to commence construction	Camden County Zoning Department	Low: a permit is issued once all required permits and approvals have been granted
National Pollutant Discharge Elimination System (NPDES) Permit	NPDES is required to allow the Project to discharge stormwater from construction activities	U.S. Department of Environmental Protection	Low: stormwater management best practices limit cost impact on the Project

RISK FACTORS

8.   <u>**Discuss the material factors that make an investment in the issuer speculative or risky:**</u>

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any Units in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

- We are a renewable energy project company with a limited operating history. We were created specifically to develop, construct, and operate a photovoltaic power plant system. The Project has not yet generated any revenue from product sales and may never be profitable and may never be sold.

- We are a development-stage project company. As such, we have incurred recurring losses from operations and any revenues generated by our company will only occur if development is completed and the Project sold.

- Even if we sell the total number of Units being offered in this Offering, we will require additional financing to complete the Project's development. If we do not obtain additional financing, we will not be able to complete the Project, and our business will fail.

- The Project, as with many infrastructure assets, has locational and market characteristics, which could make it highly illiquid or appealing only to a narrow group of purchasers. This could negatively impact our ability to obtain the financing necessary to complete the Project.

- We will require substantial funding to finance our operations and complete the development of the Project. If we are unable to raise funding when needed, we may be forced to delay or discontinue our development of the Project. For example, even if we sell the total number of units being offered for sale in this Offering, we will still need to conduct additional equity financing efforts in the future. There is no guarantee that we will be able to engage in such future equity financing efforts.

- There may be a significant period before we realize the proceeds from the Project. Past performance of the projects managed by the Crowdfunding Vehicle Manager is not indicative of our future performance. There can be no assurance that targeted returns will be attained or that any returns will be attained in the targeted time period.

- We will concentrate our investments on a single project and may, therefore, be subject to a greater risk of loss than a more broadly diversified entity.

RISKS RELATED TO SOLAR POWER PROJECT DEVELOPMENT

The development of solar power projects involves numerous risks. We may be required to spend significant sums for land and interconnection rights, preliminary engineering, permitting, module, tracking, and other equipment, legal services, and other expenses before we can determine whether a project is feasible, economically attractive, or capable of being built. Success in developing the Project is contingent upon, among other things:

- obtaining financeable land rights, including land rights for the Project site that allows for eventual construction and operation without undue burden, cost, or interruption;

- entering into financeable arrangements for the sale of the electrical output and, in certain cases, capacity, ancillary services, and renewable energy attributes generated by the Project;

- obtaining economic interconnection positions with ISOs, regional transmission organizations, and other regulated utilities;

- accurately estimating and, where possible, mitigating long-term costs arising from potential transmission grid congestion, limited transmission capacity, and grid reliability constraints, which may contribute to significant interconnection upgrade costs that could render certain the Project uneconomic;

- providing required payment and performance security for the development of the Project, such as through the provision of letters of credit, including to address increasing security requirements;

- accurately estimating our costs and revenues over the life of the Project years before its construction and operation while taking into consideration the possibility that markets may shift during that time;

- receipt from governmental agencies of required environmental, land-use, and construction and operation permits and approvals, which are governed by statutes that may change between issuance and construction;

- avoidance or mitigation of impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or archaeological, historical, or cultural resources;

- securing necessary rights-of-way for access, as well as water rights for Project construction and operation;

- securing appropriate title coverage, including coverage for mineral rights and mechanics' liens;

- negotiation of development agreements, public benefit agreements, and other agreements to compensate local governments for Project impacts;

- negotiation of state and local tax abatement and incentive agreements, whenever applicable;

- obtaining financing, including debt, equity, and tax equity financing;

- obtaining timely and economic interconnection to electric transmission lines owned and operated by regulated utilities to deliver the electricity we generate.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

- There is no restriction on our affiliates, including our officers, directors, and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the shortfall so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

- Investors may have difficulty in selling the Crowdfunding Units they purchase due to the lack of a current public market for our Crowdfunding Units. Investors may also have difficulty in reselling their Crowdfunding Units due to state Blue Sky laws.

- This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the Crowdfunding Units may not be supported by the value of our assets at the time of your purchase.

- This Offering is being conducted in accordance with Rule 3a-9 of the Investment Company Act of 1940 (as amended). As such, you will not own any interest in the Project or the Project Company and instead will own the securities of the Crowdfunding Vehicle. There are no voting rights associated with the Crowdfunding Units or the Project Company's Class B Units that the Crowdfunding Vehicle will acquire with the investment of the net proceeds of this Offering. As such, you will have no ability to influence, direct, or control the business of the Project Company. Moreover, there are no information rights associated with the Crowdfunding Units or the Project Company's Class B Units. As such, you will need to rely on the Crowdfunding Vehicle Manager to provide you with any and all information you are entitled to under Regulation CF and as per the provisions of Rule 3a-9. Your rights as an investor in this Offering may be materially limited, diluted, or qualified by the rights of other classes of securities of the Project Company, and their interests may not be aligned with the interests of the Members of the Crowdfunding Vehicle. For example, the Managers may engage in a sale of the Project Company or the Project, and as a holder of Crowdfunding Units, you will have no ability to vote on such sale or the price at which such sale will occur.

- Our future success depends on the services of the Managers and any officers appointed by the Managers.

- Pursuant to the Project Company Operating Agreement, the Project Company Manager may cause the Project Company to incur indebtedness and other obligations, including the procurement of letters of credit, surety bonds, and other instruments in support of the Project (including such instruments back-stopped/secured by asset of the Project Company's affiliates or other related parties).

- The Units have not been and will not be registered under the law of any jurisdiction (including the Securities Act, the laws of any state of the United States, or the laws of any non-U.S. jurisdiction) and are being offered in reliance upon an exemption from such laws.

- Decisions by the Managers may frequently be required to be undertaken on an expedited basis. In such cases, the information available to the Managers may be sparse. Therefore, no assurance can be given that the Managers will have knowledge of all circumstances that may adversely affect an investment. In addition, the Managers may rely upon independent consultants, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants.

- There may be situations where the Managers and any respective affiliates may encounter actual or potential conflicts of interest in connection with our investment activities.

- Conflicts of interest may arise in connection with decisions made by the Managers or its affiliate, including with respect to the nature, structuring, or timing of investments, which may be more beneficial for certain Members of the Project Company than for Members of the Crowdfunding Vehicle, especially with respect to individual tax situations.

- We intend to issue additional Crowdfunding Units in one or more offerings under Regulation Crowdfunding in the future. The price at which we offer those Units may be less than the price per Unit of this Offering, which would result in a dilution of the net tangible book value of your Crowdfunding Units. We may also conduct offerings of the Project Company's Class A Units in the future. The price which we sell the Class A Units may be less than the price we are Offering the Class B Units in this Offering, which would result in an indirect dilution of the net tangible book value of your Crowdfunding Units.

- The Crowdfunding Vehicle will experience immediate and substantial dilution of the net tangible book value of the Class B Units it receives in this Offering due to the Class A Unit holdings of Solariant Capital, LLC's indirect, wholly-owned subsidiary, Two Rivers Solar Holdings LLC. As such, the investors in this offering will also suffer an immediate and substantial dilution in the net tangible book value of their Crowdfunding Units due to the Class A Unit holdings of Two Rivers Solar Holdings LLC.

- The Project Company may, from time to time, and in the Project Company Manager's sole discretion, issue Class A Units of which 18,500,000 are authorized and 18,459,679 Class A Units are issued to the Project Company Manager. The Project Company's Class A Units are voting securities, and the holders of that class will be able to direct the Project Company in a manner that the Crowdfunding Unit holders may not. The Project Company Manager (Two Rivers Solar Holdings LLC), which is the indirect, wholly-owned subsidiary of the Crowdfunding Vehicle Manager, currently owns all of the issued and outstanding Class A Units of the Project Company.

- The Project Company has broad discretion in the use of the net proceeds from this Offering, and our use of the Offering proceeds may not yield a favorable return on your investment.

- We have never paid cash distributions on our Units. Although we expect to do so in the future, we cannot guarantee that we will have sufficient cash flow to do so.

THE OFFERING

We are offering a minimum of 50,000 Crowdfunding Units at $1.00 per Unit, representing 50,000 Project Company Units for gross proceeds of $50,000, and a maximum of 1,235,000 Crowdfunding Units at $1.00 per Unit, representing 1,235,000 Project Company Units for gross proceeds of $1,235,000; provided, however, that the total amount of units that will be issued in this Offering is subject to increase due to the bonus unit structure described below. Investors will acquire Crowdfunding Units pursuant to a Subscription Agreement, which is not binding until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction. Your investment in the Project Company will be made through the Crowdfunding Vehicle, a special purpose investment vehicle that is exempt from registration pursuant to Rule 3a-9. The minimum investment that you may make is $250.

Bonus Units

This Offering involves a bonus structure based on the timing of an investment relative to the remaining number of units for sale. Bonus Crowdfunding Units will be distributed to investors based on tiers:

Tier 1: Individuals who purchase units in this Offering will receive one (1) additional unit for every five (5) units purchased until 370,500 Units are sold.

Tier 2: Individuals who purchase units in this Offering will receive one (1) additional unit for every ten (10) units purchased after 370,500 Units have been sold until 741,000 Units are sold.

Tier 3: Individuals who purchase units in this Offering will receive one (1) additional unit for every twenty (20) units purchased after 741,000 Units have been sold until 988,000 Units are sold.

Tier 4: Individuals who purchase units in this Offering after 988,000 Units have been sold will not receive any bonus units.

For example, if the first investor in this Offering purchases 1,000 units, they will receive 200 bonus units as a Tier 1 investor. After 370,500 units are sold, and until 741,000 units have been sold under this Offering, an investor who purchases 1,000 units will receive 100 bonus units as a Tier 2 investor. After 741,000 units are sold, and until 988,000 units have been sold under this Offering, an investor who purchases 1,000 units will receive 50 bonus units as a Tier 3 investor. Finally, any investor in this Offering after 988,000 units are sold will not receive any bonus units.

For each bonus Crowdfunding Unit issued to the investors in this offering, the Project Company will issue an identical amount of Class B Units to the Crowdfunding Vehicle.

Loyalty Bonus

We have committed to issue one (1) bonus Unit for every twenty (20) Units purchased by any person who previously invested in the equity securities of an entity under management of the Crowdfunding Vehicle Manager, Solariant Capital, LLC, in a Regulation Crowdfunding offering that was completed or terminated prior to the filing of this Offering Statement.

9. **What is the purpose of the Offering?**

The purpose of the Offering is to raise capital through the sale of our Units to secure a portion of the funding necessary to complete the Project's development and for general corporate purposes. In addition, the proceeds from this Offering will be used to pay for legal and accounting costs, commissions owed to the Intermediary, and other costs and expenses of the Offering, including any costs or expenses borne by the Crowdfunding Vehicle, which will be paid by the Project Company.

Use of Proceeds

10.   How does the issuer intend to use the proceeds of this Offering?

	If Minimum Offering Amount Sold	If Maximum Amount is Sold
Total Proceeds	$50,000	$1,235,000
Less: Offering Expenses		
(A) Intermediary Processing Fee (2.5%)	$1,250	$30,875
(B) Marketing Costs	$35,000	$45,000
(C) Escrow / Transaction Costs	$1,500	$35,000
Net Proceeds	**$12,250**	**$1,124,125**
Use of Net Proceeds		
(A) Project Development Working Capital [(1)]	$0	$408,168
(B) Return of Sponsor Initial Capital Contributions [(2)]	$12,250	$715,957
Total Use of Net Proceeds	**$12,250**	**$1,124,125**

(1) Project Development Working Capital consists of the project management fee which totals $475,000 as of the date of this Offering, which is comprised of estimated costs of employee salary and benefits, as well as other operating expenses and administrative costs. For the avoidance of doubt, we will not use the proceeds from this Offering to pay any amount of the project management fee if we only raise the Minimum Offering Amount. See "Financial Condition of the Issuer" for more information about the project management fee which are referenced above.

(2) See the answer to question 7 of this Offering Statement above and Section 7.2(b) of the Project Company Operating Agreement for more information.

We will accept proceeds in excess of the Minimum Offering Amount of $50,000. We will allocate oversubscriptions on such basis as will be determined by the Crowdfunding Vehicle Manager. We will use the oversubscribed amount up to $1,235,000 in the manner described in the above table.

The above figures represent only estimated costs. This expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding to implement our business plan fully. See "*Risk Factors*" for more information.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The transaction between the issuer and the investor will be completed through the Platform of Andes Capital Group LLC, the Intermediary, located at https://www.andescap.com. The offering page on the Platform is located at https://www.tworiversinvest.com.

The Company has the right to extend the Offering deadline, if any, conduct multiple closings, or end the offering early. The Company may extend the Offering deadline beyond what is currently stated herein. The first closing will occur after we reach our minimum Offering amount under this Offering of $50,000, if at all. At each closing, funds will be removed from escrow and transferred to the Project Company's bank account, and securities in the form of Crowdfunding Units will be issued to the investors. The underlying securities in the Project Company will be held by the Crowdfunding Vehicle itself. Investors should be mindful that multiple closings would mean that they can make multiple investment from escrow and transferred to the Project Company's bank account, and securities in the form of Crowdfunding Units will be issued to the investors. The underlying securities in the Project Company will be held by the Crowdfunding Vehicle itself. Investors should be mindful that multiple closings would mean that they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. If an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their existing investment; it will be complete.

12.   How can an investor cancel an investment commitment?

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs 48 hours prior to the Offering deadline identified in these Offering materials.

Cancellation instructions can be found on the Platform at https://www.tworiversinvest.com. Investors may cancel their investment commitment by sending an email to investments@andescap.com stating their intent to cancel the investment commitment. The investment commitment will be considered canceled at that time, and the investor will be contacted directly by the Intermediary with further information. If Investor's investment commitment is canceled, the corresponding investment will be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the Company reaches the Minimum Offering Amount prior to the end of the offering period, the Company may close the Offering early, including through rolling closings where the offering would continue, if it provides notice about the new offering period, including the new closing date, or Early Closing Date, at least five business days prior to such new offering period (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors will have the right to cancel and will have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.

Material Changes

If there is a material change to the terms of the Offering or to the information provided by the Co-Issuers in connection therewith, the Intermediary will send notice to each investor of such material change and inform the investor that the investment commitment will be canceled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be canceled automatically, and the Intermediary will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was canceled and direct the refund of the investment.

No Closings

If we fail to reach the Minimum Offering Amount by the Offering deadline, each investor's investment commitment will be canceled automatically, and the Intermediary will direct the refund of each canceled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment up to 48 hours before the deadline identified in these Offering materials. The intermediary will notify investors when the Minimum Offering Amount has been met.

If the issuer reaches the Minimum Offering Amount before the deadline identified in the Offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days before such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours of the Offering deadline, the funds will be released to the issuer upon closing of the Offering, and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

SECURITIES BEING OFFERED

13.   Describe the terms of the securities being offered.

The Project Company is authorized to issue up to 18,500,000 Class A Units and Class B Units. The Class A Units have the same rights, privileges, and benefits as the Project Company Class B Units, except that only the Class A Units have voting rights. The Project Company Manager may, in its sole discretion, cause the Project Company to conduct private placements of its Class A Units with interested institutional and affiliated investors.

The Crowdfunding Vehicle is authorized to issue 3,000,000 units of membership interests which are referred to as Crowdfunding Units. The Crowdfunding Units are being offered at a price of one dollar ($1.00) per Unit.

The Project Company's Class B Units and the Crowdfunding Units (i) have the rights and obligations ascribed to them in their respective Operating Agreement; (ii) will not be certificated unless otherwise determined by the Managers; (iii) will be recorded in a schedule of units maintained by the Managers; (iv) will be transferable only upon compliance with the provisions of transfer set forth in the respective Operating Agreement; and (v) will be personal property.

Information Rights

Other than all disclosures and other information required under Regulation Crowdfunding, the Crowdfunding Units do not entitle the holders thereof to receive information concerning the Project Company.

Distributions

Except as otherwise provided in the Operating Agreements, distributions of distributable cash, the amount of which is determined by the Managers at their sole discretion, made to the members of the Project Company and of the Crowdfunding Vehicle, respectively, will be made in the following order of priority at the Project Company level and repeated at the Crowdfunding Vehicle level:

(1) first, to the members, pari-passu and pro-rata, in proportion to the relative unreturned capital contributions of such members, until the unreturned capital contributions of the Members are reduced to zero; and

(2) thereafter, to the members in proportion to their percentage interest in the Project Company and in the Crowdfunding Vehicle, respectively, in proportion to their units in the Project Company and in the Crowdfunding Vehicle, respectively.

Restrictions on Transfer of the Units Being Offered

The Crowdfunding Vehicle Units being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the restrictions on transfer described above, the Units may not be transferred without the consent of the Crowdfunding Vehicle Manager, which may be given or withheld in the Crowdfunding Vehicle Manager's sole and absolute discretion.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term **"member of the family of the purchaser or the equivalent"** includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term **"spousal equivalent"** means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Co-Issuers' Securities

14.   Do the securities offered have voting rights? [ ] Yes [x] No

Neither the Crowdfunding Units nor the Project Company's Class B Units have any voting rights associated with them. The Members waive, to the maximum extent permitted by the Georgia Limited Liability Company Act, all rights to vote on any matter.

15.   Are there any limitations on any voting or other rights identified above? [X] Yes [ ] No

See answer to Question 14.

16.   Explain how the terms of the securities being offered may be modified?

Prior to the initial closing of this Offering, the Managers may change the terms of the Class B Units and the Crowdfunding Units, which would be a material change of which investors will be notified and will have the opportunity to cancel their investment as described above.

After the initial closing of this Offering:

(a) The terms of the Project Company's Class B Units may be modified as an amendment to the Project Company Operating Agreement in accordance with Section 19.2 of the Project Company Operating Agreement; and

(b) The terms of the Crowdfunding Vehicle Units may be modified as an amendment to the Crowdfunding Vehicle Operating Agreement in accordance with Section 16.2 of the Crowdfunding Vehicle Operating Agreement.

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The Crowdfunding Vehicle has one class of securities, the Crowdfunding Units, while the Project Company has two classes of securities, Class A Units and Class B Units.

The Crowdfunding Vehicle's Units have the same rights, privileges, and benefits as the Class B Units of the Project Company, except that the Project Company also has Class A Units that are voting units, and the Crowdfunding Vehicle does not have any voting units. The Class A Units and Class B Units of the Project Company have the same distribution rights as the Crowdfunding Units. The transfer restrictions applicable to the Crowdfunding Units as described in this Offering Memorandum are not applicable to the Class A Units of the Project Company because they are not Crowdfunding Units, although such Class A Units are also subject to substantial transfer restrictions under the Project Company Operating Agreement. Neither the Class A Units nor the Class B Units of the Project Company nor the Crowdfunding Units are entitled to any dissenter's rights, appraisal rights, or similar rights under the Georgia Limited Liability Company Act, as amended. The Crowdfunding Vehicle Manager is the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Although the Crowdfunding Vehicle only has one class of units, the Crowdfunding Units offered to investors in this Offering, the Project Company has two classes of units, namely, its Class A Units, which are entitled to one vote per unit, and its Class B Units, which have no voting rights. The Crowdfunding Vehicle will receive Class B Units. The holders of Class A Units will have the right to vote on certain matters, e.g., mergers and certain affiliate transactions, which may have an effect on the operation of the Project Company. The Crowdfunding Vehicle Manager is the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? [ ] Yes [X] No**

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the holders of the Project Company Class A Unitholder exercise their voting rights, then the investors in the Crowdfunding Units will have no ability to override such votes. As a minority, non-voting indirect investor in the Project Company via your ownership of Crowdfunding Units, you will have no ability to influence our policies or any other corporate matters. As of the date of this Offering, the Crowdfunding Vehicle Manager is the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Units being sold in this Offering was arbitrarily determined by the Crowdfunding Vehicle Manager, which is also the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority, non-voting indirect investor in the Project Company via your ownership of Crowdfunding Units, you will have no ability to influence any policies or other corporate matters, such as amendments to the Operating Agreements and the terms of the Crowdfunding Units and Project Company's Class A and Class B Units, the creation of securities that are senior to the Crowdfunding Units being offered, mergers, the sale of all or substantially all of our assets, the election of the Managers, the liquidation or dissolution of the Crowdfunding Vehicle or the Project Company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The Units do not have anti-dilution rights, rights of first refusal, or co-sale rights, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Crowdfunding Vehicle Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this Offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection and do not have the right to participate in any future offerings.

24. **Describe the terms of any indebtedness of the issuer.**

The Crowdfunding Vehicle does not have any indebtedness.

Pursuant to the Project Company Operating Agreement, the Project Company Manager may cause the Project Company to incur indebtedness and other obligations, including the procurement of letters of credit, surety bonds, and other instruments in support of the Project (including such instruments back-stopped/secured by asset of the Project Company or its affiliates or other related parties).

25. **What other exempt offerings has the issuer conducted within the past three years?**

The Crowdfunding Vehicle has not conducted any exempt offerings within the past three years.

The Crowdfunding Vehicle Manager (Solariant Capital, LLC) was the initial sole member of the Project Company and was issued 100% of the membership interests of the Project Company. The membership interests of the Project Company were not initially represented by Units.

Solariant Holdings, LLC (which is wholly-owned by Solariant Capital, LLC) is the owner of 100% of the membership interests of the Project Company Manager (Two Rivers Solar Holdings LLC).

Effective March 22, 2024, Solariant Capital, LLC contributed all of the membership interests of the Project Company to Solariant Holdings LLC, and Solariant Holdings LLC in turn contributed all of the membership interests of the Project Company to the Project Company Manager (Two Rivers Solar Holdings LLC), with the result that the Project Company became a wholly-owned subsidiary of the Project Company Manager.

Under Section 2.2(c) of the Project Company Operating Agreement, all of the membership interests of the Project Company held by the Project Company Manager were converted into 18,459,679 Class A Units of the Project Company.

On or prior to the Effective Date of the Project Company Operating Agreement (March 21, 2024), the Project Company Manager made (or had an obligation to make) Capital Contributions to the Project Company in the approximate amount of $903,957 (the actual amount of such Capital Contributions, "Initial Sponsor Capital Contributions"), which were or will be used by the Project Company for its organizational and maintenance expenses as well as development activities for the Project. The Initial Sponsor Capital Contributions (other than $188,000 of such Initial Sponsor Capital Contributions), and any loans made by the Project Company Manager or its affiliates to the Project Company will be distributed or repaid by the Project Company to the Project Company Manager or its affiliates from the proceeds of the offerings made by the Project Company (which distribution or repayment will be on such dates and in such order and amounts as are determined by the Project Company Manager). *(See Section 7.1(b) of the Project Company Operating Agreement)*

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

Specified Person	Relationship to the Issuer	Nature of Interest in Transaction
Solariant Capital, LLC	Parent Company, Manager	Intercompany entity and capital contributions (see item 25 above)

FINANCIAL CONDITION OF THE PROJECT COMPANY

27. **Does the issuer have an operating history? [X] Yes [ ] No**

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

The Crowdfunding Vehicle's operations have been limited to formational activities and the preparation of this Offering Statement. After we perform an initial closing on the Minimum Offering Amount, our operations will be limited to those necessary for us to remain in compliance with ICA Rule 3a-9 and Regulation Crowdfunding. All expenses of the Crowdfunding Vehicle incurred since its inception and forever thereafter will be borne by the Project Company.

In light of the foregoing, the following is a discussion of the Project Company's financial condition which is qualified in its entirety by the financial statements of the Co-Issuers for the periods ending December 31, 2022 and 2023 attached hereto as Exhibit D and E.

Project Company Operations

We are a renewable energy project company specifically created solely for the development, construction, and operation of a photovoltaic power plant system. We plan to complete development of the Project and sell the Project prior to construction and operation to long-term investors, utilities, or independent power producers, although the Project may be sold before the development is complete. For approximately the next 12 months, we intend to focus on the following:

- We plan to continue our project development activities, including but not limited to pre-engineering, permitting, obtaining approvals for grid connection, power marketing, and contracting.

- Once the development is completed, we plan to market and sell the Project to long-term power plant investors such as life insurance companies, pension funds, utility companies, or independent power producers, although the Project may be sold before the development is complete.

Results of Operations of Project Company

Revenues – We intend to generate revenue from the sale of the Project once development is complete, although the Project may be sold before the development is complete. Development of the Project is expected to be completed in Q3 or Q4 of 2025, and as such, we have not generated any revenues to date and have incurred $128,058 and $445,619 in losses for the periods ending December 31, 2022 and 2023, respectively.

Compensation, Benefits, and Taxes – Compensation, benefits, and taxes consist of salaries, wages, performance incentives, and employer payroll taxes. These expenses are included in the monthly project management fee of $25,000. See "*Project Management Fee*" for more information.

Project Management Fee – The management fee represents the expenses incurred by the Crowdfunding Vehicle Manager (Solariant Capital, LLC), in its capacity as the project development manager overseeing the Project's development under a Development Services Agreement with the Project Company. It is based on estimated costs of employee salary and benefits, as well as other operating expenses and administrative costs. The monthly rate for project management is $25,000. The amounts reported for the periods ending December 31, 2022, and 2023 were $79,167 and $300,000, respectively.

General and Administrative Expenses – The general and administrative associated with project development includes business insurance, accounting fees, formation costs, and other related expenses. General and administrative expenses for the periods ending December 31, 2022, and 2023 were $1,503 and $2,027, respectively.

Expenses Related to Crowdfunding – Crowdfunding expenses involve all costs associated with crowdfunding and typically include platform fees for fundraising, legal fees, accounting services, marketing expenses, and other costs directly related to the crowdfunding process. Expenses Related to Crowdfunding for the periods ending December 31, 2022, and 2023 were $0 and $0, respectively.

Depreciation – Depreciation includes the depreciation of property and equipment and capitalized leasehold improvements. As there are currently no depreciable assets listed on the Balance sheet, there were no depreciation expenses to report for either of the periods ending December 31, 2022 and 2023.

Development Costs – Development costs include costs associated with the Project's development. These may include, but are not limited to, environmental studies, surveys, engineering, design, procurement contracting, utility interconnection studies and applications, site control, and other permitting-related activities. Development costs are expensed as incurred. Development costs for the periods ending December 31, 2022, and 2023, were $47,388 and $143,592, respectively.

Interest Expense - Interest includes the cost of our debt obligations, including the amortization of loan fees and original issue discounts, net of any interest income earned, or interest expense capitalized.

Income Tax Expense– Income tax expense represents taxes for federal, state, and foreign (as applicable) current and deferred income. As pass-through entities for both federal and state tax purposes, the Project Company and the Crowdfunding Vehicle are not required to file their own tax returns. Instead, any income or losses generated by the company flow through to their owners or investors and are reported on their individual tax returns.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Financial Milestones of the Project Company

After completing all of some of the development activities we intend to market the Project to potential long-term owners who would construct and then operate the solar plant for 20-40 years. Shortly after the sale of the project, the sales proceeds are distributed, first as a return of invested capital and then the remainder as profit distribution according to each investor's ownership percentages in the Company in proportion to their Units.

Liquidity and Capital Resources of the Project Company

To date, the Project Company has been financed via loans and capital contributions from the Managers. We plan to use the proceeds towards the completion of preconstruction development activities. The Offering proceeds will have a beneficial effect on our liquidity, as the Project Company currently has approximately $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy and otherwise deployed as described elsewhere in this Offering Memorandum.

Taking into account the Offering proceeds, assuming we raise the Maximum Offering Amount, we anticipate that our cash on hand will last until the beginning of Q4 2024. Once the Offering proceeds are depleted, the Managers or their affiliates may either continue to fund the development activities of the Project Company or raise additional capital through private offerings; however, there is no guarantee that the Project Company will have additional sources of capital other than the proceeds from the Offering. Any future potential funding or capital raises will not dilute the ownership percentage of the existing investors, as only the Project Company Manager's equity ownership in the Project Company will be diluted by any additional equity ownership offerings under the Project Company Operating Agreement.

Capital Expenditures and Other Obligations of the Project Company

The Project Company may make material capital expenditures as determined from time to time by the Project Company Manager.

Trends and Uncertainties Associated with the Business of the Project Company

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achieving each step within the estimated time frame is realistic. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them. Investors should also review the risk factors associated with the Project. See "*Risk Factors*" for more information.

30. <u>**With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:**</u>

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor:

   (i)   in connection with the purchase or sale of any security? [__] Yes [X] No

   (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of

filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii)   involving the making of any false filing with the Commission? [__] Yes [X] No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this Offering Statement bars the person from:

(A)   association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B)   engaging in the business of securities, insurance or banking? [__] Yes [X] No

(C)   engaging in savings association or credit union activities? [__] Yes [X] No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement? [__] Yes [X] No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii)   places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii)   Section 5 of the Securities Act? [__]Yes [X]No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A Offering Statement filed with the Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this Offering Statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. <u>**In addition to the information expressly required to be included in this Form, include:**</u>

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this Offering Statement, all of which have been made available to the offerees in connection with this Offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at http://www.solariant.com/case-studies. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Co-Issuers certify that they have reasonable grounds to believe that they meet all of the requirements for filing on Form C and have duly caused this Form to be signed on their behalf by the duly authorized undersigned.

The Co-issuers also certify that the attached audited financial statements are true and complete in all material respects.

Two Rivers Solar LLC, Project Company

/s/ *Daniel Kim*
(Signature)

Daniel Kim
(Name)

Chief Executive Officer
(Title)

Two Rivers Solar CF SPV I LLC, Crowdfunding Vehicle

/s/ *Daniel Kim*
(Signature)

Daniel Kim
(Name)

Managing Member of Solariant Capital, LLC (Manager of the Crowdfunding Vehicle)
(Title)

[*Remaining Page Left Intentionally Blank*]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Daniel Kim*
_____
(Signature)

Daniel Kim
_____
(Name)

Chief Executive Officer of Two Rivers Solar, LLC, and Managing Member of Solariant Capital, LLC (Manager of the Crowdfunding Vehicle)
_____
(Title)

/s/ *Kevin Kohlstedt*
_____
(Signature)

Kevin Kohlstedt
_____
(Name)

Chief Operating Officer of Two Rivers Solar, LLC
_____
(Title)

I, Daniel Kim, as the Chief Executive Officer of the Project Company and as managing member of Solariant Capital, LLC, the Manager of the Crowdfunding Vehicle, hereby certify as of this date that:

The accompanying financial statements of the Co-Issuers, consisting of the balance sheets of Two Rivers Solar LLC for the fiscal years ended December 31, 2022, and 2023; the balance sheet of Two Rivers Solar CF SPV I LLC dated as of February 29, 2024 (inception); the statements of operations, cash flows, and member's deficit of Two Rivers Solar LLC for the period from August 22, 2022 (inception) to December 31, 2022, and for the year ended December 31, 2023; the statements of operations, cash flows, and member's deficit of Two Rivers Solar CF SPV I LLC for the period beginning on February 29, 2024 (inception) and ending March 31, 2024; and the related notes to said financial statements of the Co-Issuers, are true and complete in all material respects.

Two Rivers Solar LLC, Project Company

/s/ *Daniel Kim*
_____
(Signature)

Daniel Kim
_____
(Name)

Chief Executive Officer
_____
(Title)

Two Rivers Solar CF SPV I LLC, Crowdfunding Vehicle

/s/ *Daniel Kim*
_____
(Signature)

Daniel Kim
_____
(Name)

Managing Member of Solariant Capital, LLC (Manager of Crowdfunding Vehicle)
_____
(Title)

EXHIBIT A

Form of Subscription Agreement

(See Attached)

Two Rivers Solar CF SPV I, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

TWO RIVERS SOLAR CF SPV I, LLC
301 N. Lake Ave
Suite 950
Pasadena, CA 91101

Ladies and Gentlemen:

1. Background. Two Rivers Solar CF SPV I LLC, a Georgia limited liability company (the "**Crowdfunding Vehicle**"), is a Crowdfunding Vehicle under Rule 3a-9 of the Investment Company Act of 1940. The Crowdfunding Vehicle is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the securities issued by a single crowdfunding issuer, Two Rivers Solar LLC, a Georgia limited liability company (the "**Project Company**") (collectively, the "**Co-Issuers**") and raising capital in one or more offerings made in compliance with Regulation Crowdfunding. Together, the Co-Issuers are conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C on the platform, as the same may be amended from time to time, filed by the Co-Issuers with the Securities and Exchange Commission (the "**Form C**"), and the Offering Statement, which is included therein (the "**Offering Statement**"). The Crowdfunding Vehicle is offering a minimum of 50,000 of its Units (each a "**Unit**" and, collectively, the "**Units**") at $1.00 per Unit (the "**Purchase Price**") representing 50,000 of the Project Company's Class B Units (the "**Project Company Units**"), for gross proceeds of $50,000 (the "**Target Offering Amount**"); and a maximum of 1,235,000 Units, representing 1,235,000 Project Company Units, for gross proceeds of $1,235,000 (the "**Maximum Offering Amount**"). Your investment in the Project Company will be made via an investment in the Crowdfunding Vehicle. As such, you will receive the Crowdfunding Vehicle's Units, and not the Project Company Units. Instead, the Crowdfunding Vehicle will contribute the amounts raised in this Offering to the Project Company in exchange for an identical amount of Project Company Units. If the Offering is oversubscribed beyond the Target Offering Amount, the Crowdfunding Vehicle will sell Units on a basis to be determined by the Crowdfunding Vehicle's manager, Solariant Capital, LLC (the "**Manager**"). The Crowdfunding Vehicle is offering the Units to prospective investors through Andes Capital Group, LLC (the "**Intermediary**") and its platform (the "**Platform**"). The Intermediary is registered with the Securities and Exchange Commission (the "**SEC**") as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Intermediary will receive a commission equal to two and a half percent (2.5%) of the amount raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the Platform at https://tworiversinvest.com.

2. Subscription. Subject to the terms of this Subscription Agreement (this "**Agreement**") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of

Units equal to the quotient of the undersigned's subscription amount as indicated through the Platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Intermediary through the Platform. Such subscription shall be deemed to be accepted by the Crowdfunding Vehicle only when this Agreement is countersigned on the Crowdfunding Vehicle's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Intermediary's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Platform at such times as the Crowdfunding Vehicle may designate by notice to the undersigned and the Crowdfunding Vehicle may conduct one or more Closings on or before the Offering Deadline.

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) The undersigned shall have complied with the subscription procedure set forth in Section 24 hereof;

(ii) prior to the Offering Deadline, the Crowdfunding Vehicle shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(iii) at the time of the Closing, the Crowdfunding Vehicle shall have received into the escrow account established with the Intermediary and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

(iv) the representations and warranties of the Crowdfunding Vehicle contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Co-Issuers may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Project Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. The undersigned represents and warrants to the Crowdfunding Vehicle, Project Company, and Manager as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Crowdfunding Vehicle.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed, or warranted to the undersigned by Crowdfunding Vehicle, Project Company, Manager, or any other person, that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to the information provided by Crowdfunding Vehicle, Project Company, and Manager, the undersigned has relied solely on the information contained in the Form C and the accompanying Offering Statement to make the decision to purchase the Units.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of Crowdfunding Vehicle, Project Company, Manager, Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by Crowdfunding Vehicle, Project Company, Manager, Intermediary, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units and that neither Crowdfunding Vehicle, Project Company, Manager, or Intermediary, nor any of their respective affiliates, is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Crowdfunding Vehicle, Project Company, Manager, or Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f)   The undersigned is familiar with the business and financial condition and operations of Crowdfunding Vehicle and Project Company, all as generally described in the Form C and the accompanying Offering Statement. The undersigned has had access to such information concerning the Crowdfunding Vehicle and Project Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g)   The undersigned understands that unless the undersigned notifies the Manager in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Manager has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Manager shall cause the return of any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that neither the Crowdfunding Vehicle, Project Company, or Manager has (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Crowdfunding Vehicle, Project Company, or Manager, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill, and experience in business, financial, and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition, and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof, which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that Crowdfunding Vehicle, Project Company, and Manager are relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Crowdfunding Vehicle or the Intermediary) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that neither the Crowdfunding Vehicle, Project Company, nor Manager has any obligation or intention to register any of the Units or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer, or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in accordance with the operating agreement of the Crowdfunding Vehicle.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Crowdfunding Vehicle that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv)

4

the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q)   The undersigned understands that they are purchasing the securities of a crowdfunding vehicle in accordance with Rule 3a-9 of the Investment Company Act of 1940 and, as such, that they are only acquiring the securities of a Crowdfunding Vehicle and not the securities of the underlying Project Company.

(r)   The undersigned understands that they will have no rights, title, or interest in the assets of the Project Company or the Project Company Units held by the Crowdfunding Vehicle by way of his or her ownership of Units.

(s)   The undersigned understands that, as a minority, non-voting indirect investor in the Project Company via his or her ownership of Units, he or she will have no ability to influence any policies or other corporate matters such as amendments to the Co-Issuer's charter documents and the terms of the Units or the Project Company Units, the creation of securities that are senior to the Units being offered, mergers, the sale of all or substantially all of the Project Company assets, the liquidation or dissolution of the Project Company or the Crowdfunding Vehicle and all other major corporate events.

6.   HIGH-RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts, or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts, and estimates are based upon assumptions which are subject to change and which are beyond the control of Crowdfunding Vehicle, Project Company, or its Manager and any management thereof; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Crowdfunding Vehicle Representations. The undersigned understands that upon issuance thereto of any Units, the Crowdfunding Vehicle will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Organizational Power. The Crowdfunding Vehicle has been duly incorporated as a limited liability company under the laws of the State of Georgia and has all requisite legal and organizational power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Crowdfunding Vehicle, shall constitute valid and legally binding obligations of the Crowdfunding Vehicle, enforceable against the same in accordance with its respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid, nonassessable, and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the operating agreement of the Crowdfunding Vehicle, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Crowdfunding Vehicle's Certificate of Organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Crowdfunding Vehicle is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Crowdfunding Vehicle, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Crowdfunding Vehicle.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Crowdfunding Vehicle, the Project Company, and the Manager, and each of their directors, officers and agents (including legal counsel), if any, from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11.   Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

12.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Intermediary or to the Crowdfunding Vehicle at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Crowdfunding Vehicle from time to time designate in writing.

13.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Georgia without regard to the principles of conflicts of laws.

14.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Crowdfunding Vehicle's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. <u>Waiver, Amendment</u>. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. <u>Waiver of Jury Trial</u>. **THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT**.

18. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. <u>Binding Effect</u>. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. <u>Survival</u>. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Crowdfunding Vehicle, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

23. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Crowdfunding Vehicle upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

24. <u>Subscription Procedure</u>. Each investor, by providing his or her information, including name, address, subscription amount, and clicking "accept" and/or checking the appropriate box on the platform hosting the offering ("Electronic Acceptance"), confirms such investor's information and his or her investment through the Platform and confirms such investor's electronic signature to this Agreement. Each party hereto agrees that (a) investor's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Agreement and constitutes execution and delivery of this Agreement by investor, (b) the Crowdfunding Vehicle's acceptance of investor's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Agreement and constitutes execution and delivery of this Agreement, and (c) each party's execution and delivery of this Agreement as provided in this Section 24 establishes such party's acceptance of the terms and conditions of this Agreement.

[*Remaining Page Left Intentionally Blank*]

EXHIBIT B

<u>Two Rivers Solar LLC Amended and Restated Limited Liability Company Operating Agreement</u>

(See Attached)

AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

TWO RIVERS SOLAR LLC,

A GEORGIA LIMITED LIABILITY COMPANY

DATED AS OF

May 21, 2024

TABLE OF CONTENTS

AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
TWO RIVERS SOLAR LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT is effective as of the date set forth on the cover page to this Agreement (the "**Effective Date**") by and among Two Rivers Solar Holdings LLC, a Delaware limited liability company (the "**Sponsor**" and the "**Manager**" and as a Member), and each of the other Persons that become a party to this Agreement as a Member (collectively, the "**Members**"), with reference to the Recitals set forth below:

RECITALS

A.   Solariant Capital, LLC, a California limited liability company ("**Solariant Capital**"), as the initial sole Member of the Company, entered into that certain Limited Liability Company Agreement of the Company dated as of August 23, 2023 (the "**Initial Operating Agreement**").

B.   The Company has or will have the right to develop and construct an approximate 99.4 MWdc (80 MWac) photovoltaic project (the "**Project**") on that certain real property located in Camden County, Georgia (the "**Property**").

C.   Pursuant to a Contribution Agreement dated as of March 22, 2024 among Solariant Capital, Solariant Holdings, LLC, a Delaware limited liability company and a subsidiary of Solariant Capital ("**Solariant Holdings**"), and the Sponsor, Solariant Capital contributed and assigned all of the Membership Interests in the Company to Solariant Holdings, and Solariant Holdings in turn contributed and assigned all of such Membership Interests in the Company to the Sponsor, with the result that, as of the date hereof, the Company is currently a wholly-owned subsidiary of the Sponsor. In connection with such contribution, the Initial Operating Agreement was amended by a First Amendment to the Initial Operating Agreement dated as of March 22,

1

2024, to reflect that the Sponsor is the substitute member of the Company (the Initial Operating Agreement, as amended by such First Amendment, the "**Prior Operating Agreement**").

D.   Additional Members will be admitted to the Company, and the parties hereto desire to enter into this Agreement to amend and restate the Prior Operating Agreement in its entirety and to set forth the respective rights, powers and interests of the Members and the Manager with respect to the Company and provide for the management of the business and operations of the Company.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

GENERAL TERMS

Section 1.1   Name. The name of the Company is **TWO RIVERS SOLAR LLC**. The name of the Company may be changed to such other name or names as complies with law as determined by the Manager from time to time.

Section 1.2   Definitions. The following terms shall have the following meanings:

"**Act**" means the Georgia Revised Limited Liability Company Act, as it may be amended from time to time.

"**Adjusted Capital Account Deficit**" means with respect to any Member for any taxable year, the deficit balance, if any, in such Member's Capital Account as of the end of such taxable year, after increasing such Capital Account by any amounts that such Member is actually obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Treasury Regulations Section 1.704-2(g)(2) and/or Treasury Regulations Section 1.704-2(i)(5), and reducing such Capital Account by any amounts described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Affiliate**" means, with respect to any Person, (i) any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person, (ii) any officer, manager, director, member, trustee or beneficiary of such Person (or any Person with similar responsibilities) and, (iii) when used with reference to any natural Person, shall also include such Person's spouse, parents and descendants (whether by blood or adoption, and including stepchildren) and the spouses of such Persons and the Affiliates of such Persons. The term "**control**" means the possession, directly or indirectly, of the power, whether or not exercised, (A) to vote 10% or more of the securities or beneficial interests having voting power for the election of directors (or persons performing similar functions) of such Person or (B) to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or beneficial interest, by contract (including as the manager or managing member or general partner under the operating agreement or limited liability company

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agreement of a limited liability company or partnership agreement of a partnership) or otherwise, and the term "controlled" and "common control" have correlative meanings. For purposes of this Agreement, the Company shall not be deemed to be an Affiliate of any Member or Manager.

"**Agreement**" means this Amended and Restated Limited Liability Company Operating Agreement, as it may be further amended from time to time.

"**Audit-Related Liability**" has the meaning set forth in Section 15.5.

"**Bankruptcy**" means, with respect to a Person, either:

(a)   a court having jurisdiction over such Person or its assets shall enter a decree or order for relief in respect of such Person in an involuntary case under the United States Bankruptcy Code (as now and hereinafter in effect, or any successor thereto, the "**Bankruptcy Code**") or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable law and, in the case of any event described in this clause (a), such event shall have continued for sixty (60) days unless dismissed, bonded or discharged;

(b)   an involuntary case shall be commenced against such Person under the Bankruptcy Code or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over such Person or over all or a substantial part of such Person's property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of such Person for all or a substantial part of its property shall have occurred, and, in the case of any event described in this clause (b), such event shall have continued for sixty (60) days unless dismissed, bonded or discharged; (c) such Person shall commence a voluntary case under the Bankruptcy Code or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or voluntarily petition a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over such Person or over all or a substantial part of such Person's property.

"**Bonus Class B Units**" has the meaning set forth in Section 2.2.

"**Book Basis**" means with respect to any asset, the asset's adjusted basis for federal income tax purposes; provided, however, (a) if property is contributed to the Company, the initial Book Basis of such property shall equal its fair market value (as reasonably determined by the Manager) on the date of contribution; (b) the Book Basis shall be adjusted in the same manner as would the asset's adjusted basis for U.S. federal income tax purposes, except that the depreciation deduction taken into account each Fiscal Year for purposes of adjusting the Book Basis of an asset shall be the amount of Depreciation with respect to such asset taken into account for purposes of computing Profits or Losses for the Fiscal Year; (c) the Book Basis of Company assets may be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations and this Agreement; provided, however, that Book Basis shall not be adjusted pursuant to this subsection (c) to the extent that the Manager determines that an adjustment

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pursuant to subsection (e) hereof is necessary or advisable in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (c); (d) the Book Basis of any asset distributed to a Member by the Company shall be such asset's gross fair market value (as reasonably determined by the Manager) at the time of such distribution; and (e) upon election by the Manager, the Book Basis of the Company assets shall be adjusted to equal their respective fair market values upon the events and in the manner specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f).

"**Budgeted Capital Raise**" has the meaning set forth in Section 7.1.

"**Business Day**" means any day other than a (i) Saturday, (ii) Sunday or (iii) United States federal or Georgia state holiday on which banks in Georgia are required or permitted to be closed. References to "day" or "days" (other than a Business Day or Business Days) shall mean a calendar day or calendar days.

"**Capital Account**" means that capital account maintained for each Member pursuant to Section 7.3.

"**Capital Contribution**" means, with respect to any Member, the amount of cash and the initial Book Basis of any other property (net of liabilities assumed by the Company resulting from such contribution, and liabilities to which that property is subject) actually contributed to the Company by such Member. Any reference in this Agreement to the Capital Contribution of a Member shall include all Capital Contributions made by any predecessor in interest of such Member.

"**Cash Need**" has the meaning set forth in Section 7.2.

"**Claims**" has the meaning set forth in Section 10.7.

"**Class A Majority Vote**" means, as of a date of determination, the written vote or approval of those Class A Members that hold more than fifty (50%) of all of the aggregate issued and outstanding Class A Units entitled to vote, as of such date of determination.

"**Class A Members**" means Members who hold Class A Units to the extent of their holdings of Class A Units.

"**Class A Units**" means the Units of the Company designated as Class A Units, having the rights, powers and duties set forth in this Agreement.

"**Class B Members**" means Members who hold Class B Units to the extent of their holdings of Class B Units.

"**Class B Units**" means the Units of the Company designated as Class B Units, having the rights, powers and duties set forth in this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"**Company**" means TWO RIVERS SOLAR LLC, a Georgia limited liability company.

"**Company Minimum Gain**" has the meaning set forth in Treasury Regulations Section 1.704-2(d) for "partnership minimum gain."

"**Company Representative**" has the meaning set forth in Section 15.5.

"**Confidential Information**" has the meaning set forth in Section 19.14.

"**Crowdfunding Vehicle**" means a Member that is an entity formed for purpose of facilitating investment in the Class B Units in one or more securities offerings under Regulation Crowdfunding, 17 CFR § 227.100 through 227.504 (also known as "**Regulation CF**"), and in accordance with Rule 3a-9 of the Investment Company Act of 1940, as amended (17 CFR § 270.3a-9) ("**Rule 3a-9**").

"**Depreciation**" means an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for the Fiscal Year or other period for U.S. federal income tax purposes, except that if the Book Basis of an asset differs from its adjusted tax basis at the beginning of the Fiscal Year or other period, Depreciation will be an amount which bears the same ratio to the beginning Book Basis as the U.S. federal income tax depreciation, amortization or other cost recovery deduction for the Fiscal Year or other period bears to the beginning adjusted tax basis; provided, however, that if the U.S. federal income tax depreciation, amortization or other cost recovery deduction for the Fiscal Year or other period is zero (0), Depreciation will be determined by reference to the beginning Book Basis using any reasonable method selected by the Manager.

"**Development Services Agreement**" has the meaning set forth in Section 7.6.

"**Development Services Fee**" has the meaning set forth in Section 7.6.

"**Distributable Cash**" means the cash of the Company from any source, including from a sale of the Project or the rights to the Project that is available for distribution to the Members under this Agreement as determined by the Manager it its reasonable discretion, after (a) payment by the Company of expenses incurred by the Company as determined by the Manager, (b) payment by the Company of all liabilities of the Company as determined by the Manager, including, without limitation, repayment of any outstanding debt and debt service, and (c) establishing any reserve as determined necessary by the Manager (in its reasonable discretion).

"**Economic Risk of Loss**" means the economic risk of loss within the meaning of Section 1.752-2 of the Treasury Regulations.

"**Effective Date**" has the meaning set forth in the preamble of this Agreement.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"**Excluded Claims**" has the meaning set forth in Section 10.7.

"**Fiscal Year**" has the meaning set forth in Section 15.1.

"**Formation Certificate**" has the meaning set forth in the Recitals.

"**GAAP**" means generally accepted accounting principles in effect in the United States of America from time to time.

"**Generator Interconnection Agreement**" means any agreement between the Company and the owner or operator of an electric transmission system regarding the interconnection of the Project's output to such electric transmission system.

"**Imputed Underpayment Amount**" means any "imputed underpayment" within the meaning of Section 6225 of the Code (and any Treasury Regulations promulgated thereunder and with respect thereto), and under any comparable provision of state or local law, paid (or payable) by the Company as a result of an adjustment with respect to any item of Company income, loss, gain, deduction or credit, including any interest or penalties with respect to any such adjustment.

"**Indemnified Persons**" has the meaning set forth in Section 10.7.

"**Initial Development Budget and Timeline**" has the meaning set forth in Section 7.1.

"**Initial Sponsor Capital Contributions**" has the meaning set forth in Section 7.1.

"**Initial Tranche Offering in Budgeted Capital Raise**" means the initial tranche of the offering of Units being made in the Budgeted Capital Raise pursuant to this Agreement.

"**Liquidator**" has the meaning set forth in Section 18.2.

"**Major Decisions**" has the meaning set forth in Section 10.2.

"**Manager**" means the Person so designated in the preamble and on the signature pages to this Agreement, or any Person admitted hereafter as a Manager in accordance with this Agreement.

"**Manager and Class A Majority Vote Approved Amendments**" has the meaning set forth in Section 19.2.

"**Manager Approved Amendments**" has the meaning set forth in Section 19.2.

"**Manager's Duties**" has the meaning set forth in Section 10.4.

"**Member(s)**" means any Person admitted to the Company as a member in accordance with this Agreement, or a Person who has been admitted as a member pursuant to applicable law, while such Person remains a Member.

"**Member Minimum Gain**" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(5) for "partner nonrecourse debt minimum gain," and shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(3) and (5).

"**Member Nonrecourse Debt**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4) for "partner nonrecourse debt."

"**Member Nonrecourse Deductions**" means the Company deductions, losses and Code Section 705(a)(2)(B) expenditures that are treated as deductions, losses and expenditures attributable to Member Nonrecourse Debt under Section 1.704-2(i)(2) of the Treasury Regulations.

"**Membership Interest**" means the entire interest of a Member in the Company, including the Member's economic interest, the right to vote on or participate in the management (to the extent expressly permitted under this Agreement), and the right to receive information concerning the business and affairs of the Company, together with the obligation to comply with all terms and provisions of this Agreement.

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**OFAC**" has the meaning set forth in Section 19.13.

"**Parties**" means the parties to this Agreement.

"**Percentage Interest**" means, with respect to a Member as of a time of determination, the number of Units held by such Member expressed as a percentage of the aggregate Units of the Company held by all Members as of such time of determination.

"**Permitted New Member**" has the meaning set forth in Article XVI.

"**Person**" means any corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.

"**Power Purchase Agreement**" means any agreement for the purchase and sale of power generated by the Project entered into between the Company and a purchaser of such power.

"**Prior Operating Agreement**" has the meaning set forth in the Recitals.

"**Profits**" or "**Losses**" means, for each taxable year, an amount equal to the Company's taxable income or taxable loss, as the case may be, for such taxable year, as determined in accordance with Section 703(a) of the Code, and Treasury Regulations Section 1.703-1 (for this purpose, all items of income and gain required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or taxable loss), but with the following adjustments:

      (a)   Any tax-exempt income, as described in Section 705(a)(1)(B) of the Code, realized by the Company during such taxable year and not otherwise taken into account in computing Profits or Losses, shall be taken into account;

      (b)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code, including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Section 705(a)(2)(B) of the Code, and not otherwise taken into account in computing Profits or Losses, shall be taken into account;

      (c)   In the event the Book Basis of any Company asset is adjusted pursuant to clause (e) of the definition of "Book Basis," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)   Gain resulting from any disposition of property with respect to which gain is recognized for federal income tax purposes shall be computed by reference to the Book Basis of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Basis;

(e)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or taxable loss, there shall be taken into account Depreciation;

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   Any items which are specially allocated pursuant to Section 8.2 shall not be taken into account in computing Profits or Losses.

"**Project**" has the meaning set forth in the Recitals.

"**Project Development Manager**" has the meaning set forth in Section 7.6.

"**Property**" has the meaning set forth in the Recitals.

"**Prospective Third Party Buyer**" means a prospective third party buyer of the Project or of the Company's Membership Interests, which prospective third party buyer is not a direct or indirect Unit Holder (including the Manager) nor an Affiliate thereof.

"**Quarter**" means each fiscal quarter of a Fiscal Year.

"**Related Person**" means any Person that is related for purposes of application of the loss disallowance rules of Section 267(a) or Section 707(b)(1) of the Code to sales of electricity by the Company.

"**Regulation CF Member**" means a member of a Crowdfunding Vehicle, but not of the Company.

"**Representatives**" has the meaning set forth in Section 19.14.

"**Sale of the Company**" means a sale to a Prospective Third Party Buyer of all or substantially all of the assets of the Company or all or substantially all of the Membership Interests of the Company (whether by merger, consolidation, recapitalization, issuance, transfer of Membership Interests or otherwise). For the avoidance of doubt, no Sale of the Company shall be deemed to occur as a result of a transaction with (a) a direct or indirect Unit Holder (including the Manager) or their Affiliates, (b) an Affiliate of the Company or (c) an investor in the Company to whom Units are issued in exchange for Capital Contributions that will be used by the Company for its internal business purposes.

"**Sale of the Company Documents**" has the meaning set forth in Section 17.2.

"**Sale of the Company Notice**" has the meaning set forth in Section 17.2.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Security Instruments**" has the meaning set forth in Section 10.1.

"**Sponsor Cash Need Additional Capital Contributions**" has the meaning set forth in Section 7.2.

"**Subsequent Tranche Offering(s) in Budgeted Capital Raise**" means the offering or offerings of Units in subsequent Tranches in the Budgeted Capital Raise, if any, after the Initial Tranche Offering in Budgeted Capital Raise, made in connection with this Agreement.

"**Third Party Claim**" has the meaning set forth in Section 19.10.

"**Tranche in Budgeted Capital Raise**" has the meaning set forth in Section 7.1.

"**Transfer**" has the meaning set forth in Section 17.1.

"**Treasury Regulations**" means the income tax regulations promulgated under the Code (including temporary and proposed regulations). Such term shall be deemed to include any future amendments to such regulations and any corresponding provisions of succeeding regulations (whether or not such amendments and corresponding provisions are mandatory or discretionary).

"**Unit Holder**" means a Person in regard to such Person's particular Interest in Units.

"**Units**" means the capital units issued by the Company to its Members (including Class A Units and Class B Units) under this Agreement which represent each Member's Membership Interests in the Company.

"**Unrelated Person**" means a Person that is not a Related Person.

"**Unreturned Capital Contributions**" means, with respect to each Member as of any time, the aggregate amount of Capital Contributions made by such Member to the Company as of such time reduced (not below zero) by the amount of cash and the fair market value (reasonably determined by the Manager) of any other assets (net of any liability secured by the asset that the Member assumes or takes subject to) of the Company distributed to such Member pursuant to Section 9.1(a) in respect of its Capital Contributions as of such time, including pursuant to Section 18.2(a)(iii)(C).

ARTICLE II

FORMATION OF THE COMPANY; UNITS

Section 2.1   Formation. The Company was formed as a limited liability company in the State of Georgia under the Act on August 24, 2022.

Section 2.2   (a) Units. The Membership Interests in the Company shall be divided into and represented by Units. There shall be two classes of Units, which shall consist of the following:

(i)   Class A Units. Class A Units, having the rights, privileges and benefits set forth in this Agreement with respect to the Class A Units.   The Class A Units shall be issued to Members (other than the Crowdfunding Vehicles).

(ii)   Class B Units. Class B Units, having the rights, privileges and benefits set forth in this Agreement with respect to the Class B Units.   The Class B Units shall be issued to one or more Crowdfunding Vehicles and no other Persons. If a Crowdfunding Vehicle issues "bonus" units to certain of its members without a further investment under a bonus unit grant program that is approved by the Sponsor (the "**Bonus Class B Units**"), the Company shall issue an equivalent number of Class B Units to such Crowdfunding Vehicle to correspond to such Bonus Class B Units. Other than with respect to voting rights as set forth Section 2.2(e), the Class A Units and Class B Units shall have the same rights, powers and duties under this Agreement and under the Act.

(b)   Authorized and Issued Units. A maximum of Eighteen Million Five Hundred Thousand (18,500,000) Units (inclusive of Class A Units and Class B Units) are hereby authorized, of which Eighteen Million Four Hundred Fifty Nine Thousand Six Hundred Seventy Nine (18,459,679) Class A Units are issued to the Sponsor pursuant to Section 2.2(c), subject to reduction and cancellation as Units are issued to other Members as set forth in Section 7.1(c).

(c)   Treatment of Outstanding Membership Interests. As of the Effective Date, all Membership Interests issued prior to the Effective Date, all of which Membership Interests are held by the Sponsor, shall automatically, without any further action, become and be converted into Eighteen Million Four Hundred Fifty Nine Thousand Six Hundred Seventy Nine (18,459,679) Class A Units.

(d)   In the Initial Tranche Offering in Budgeted Capital Raise, the Units shall be offered for One Dollar ($1.00) per Unit. In each Subsequent Tranche Offering in Budgeted Capital Raise, Units may be offered at a different price per Unit (anticipated, but not required to be, higher than One Dollar ($1.00) per Unit) as determined by the Manager.

(e)   Voting Rights.

(i)   Each Class A Unit shall entitle the Class A Member holding such Class A Unit to one vote (voting as a single class) on matters relating to the Company with respect to which a vote of the Class A Members is taken pursuant to the express terms of this Agreement. A Class A Member may vote its Units in its sole and absolute discretion on any matter. The Class A Members hereby waive to the maximum extent permitted by the Act all rights to vote on any matter except for those matters relating to the Company with respect to which a vote of the Class A Members is taken pursuant to the express terms of this Agreement.

(ii)   The Class B Units shall not entitle the holder thereof to vote on any matter relating to the Company with respect to which a vote of the Members is taken. The Class B Members hereby waive to the maximum extent permitted by the Act all rights to vote on any matter with respect to which a vote of the Class Members is taken pursuant to the express terms of this Agreement.

(f)   Membership Interests. The Membership Interests shall (i) have the rights and obligations ascribed to such Membership Interests in this Agreement and the Act (if not otherwise set forth in this Agreement); (ii) not be certificated unless otherwise determined by the Manager; (iii) be recorded in a register of Membership Interests, which register the Manager shall maintain; (iv) be transferable only on recordation of such Transfer in the register of Membership Interest, which recordation the Manager shall make, upon compliance with the provisions of Article XVII and upon presentation of the certificates, if certificates have been issued, duly endorsed for Transfer, or accompanied by assignment documentation in accordance with Article XVII; (v) not be "securities" governed by Article 8 of the Uniform Commercial Code in any jurisdiction (A) that has adopted revisions to Article 8 of the UCC substantially consistent with the 1994 revisions to Article 8 adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and (B) whose laws may be applicable, from time to time, to the issues of perfection, the effect of perfection or non-perfection, and the priority of a security interest in Membership Interests in the Company; and (vi) be personal property.

(g)   Registered Membership Interest. The Company shall be entitled to treat the registered holder of a Membership Interest, as shown in the register of Membership Interests referred to in Section 2.2(f), as a Member for all purposes of this Agreement. The Manager may record in the register of Membership Interests any security interest of a secured party permitted by this Agreement.

(h)   Written Consent. Subject to Section 2.2(e), any action may be taken by the Members without a meeting if such action is authorized or approved by the written consent of Members representing sufficient Membership Interests to authorize or approve such action pursuant to this Agreement. The Members may take any action required of Members under this Agreement through written consent. Where action of the Members is authorized by written consent, no prior notice is required, and no meeting of Members needs to be called or noticed. A copy of any action taken by written consent shall be sent by the Manager promptly to all Members following the taking of such action and all actions by written consent shall be filed with the minute books of the Company.

(i)   Replacement Certificates. If certificates for the Units have been issued, the Manager shall direct that one or more new certificates be issued in place of any certificates of Units theretofore issued by the Company alleged to have been lost, stolen, or destroyed, upon the provision of an affidavit of such fact(s) by the Unit holder claiming the certificate(s) to have been lost, stolen, or destroyed. When so authorizing the issuance of one or more new certificates, the Manager may, as a condition precedent to the issuance thereof, require the owner of such allegedly lost, stolen, or destroyed certificate(s), or such owner's legal representative, to furnish the Company a bond, letter of credit, or such other financial security as the Manager may direct as indemnity, against any claim that may be made against the Company with respect to the allegedly lost, stolen, or destroyed certificate(s).

Section 2.3   Continuation of the Company. The Members hereby acknowledge the continuation of the Company as a limited liability company pursuant to the Act, the Formation Certificate and this Agreement.

Section 2.4   No Fractional Units. No fractional Units shall be issued by the Company. If a sale, distribution, subdivision, or combination of Units would result in the issuance of a fractional Unit, each fractional Unit shall be rounded up to the next whole Unit.

ARTICLE III

PRINCIPAL OFFICE; REGISTERED AGENT

The principal office of the Company is located at 301 N. Lake Ave, Suite 950, Pasadena, CA 91101. The registered office of the Company in the State of Georgia shall be at 1420 Southlake Plaza Dr, Morrow, Georgia 30260. The Company's registered agent for service of process at such address is United States Corporation Agents, Inc. The Manager may change the principal office or registered office and registered agent of the Company from time to time in accordance with the Act.

ARTICLE IV

PURPOSE AND CHARACTER OF BUSINESS/NO STATE LAW PARTNERSHIP

Section 4.1   Purpose and Character of Business. Subject to Section 10.2 and other limitations and conditions set forth herein, the Company may engage in any activity permitted by law (whether conducted directly or indirectly), enter into any agreement and exercise any powers permitted to limited liability companies organized under the Act in each case that are incidental to or necessary, suitable or convenient for the accomplishment of development, construction, ownership, operation, financing and sale of the Project. The Company shall not form any subsidiaries to own all or a portion of the Project.

Section 4.2   No State Law Partnership. The Members intend the Company not be a partnership, limited partnership, joint venture or other arrangement other than for tax purposes under the Code, the applicable Treasury Regulations and any state, municipal or other income tax law or regulation, and this Agreement shall not be construed to suggest otherwise.

Section 4.3   Organizational and Fictitious Name Filings; Preservation of Limited Liability. The Manager shall cause the Company to register as a foreign limited liability company and file such fictitious or trade names, statements or certificates in such jurisdictions and offices as are necessary or appropriate for the conduct of the Company's operation of its business. The Manager shall take any and all other actions as may be reasonably necessary or appropriate to perfect and maintain the status of the Company as a limited liability company or similar type of entity under the laws of the State of Georgia and any other state or jurisdiction other than the State of Georgia in which the Company engages in business and continue the Company as a limited liability company and to protect the limited liability of the Members as contemplated by the Act.

ARTICLE V

TERM

The Company shall continue in perpetuity until dissolved in accordance with the terms hereof or as otherwise required by applicable law.

ARTICLE VI

RIGHTS AND OBLIGATIONS OF THE MEMBERS

Section 6.1   Other Activities.

(a)   Notwithstanding any duty otherwise existing at law or in equity and notwithstanding any other provisions of this Agreement, any Member, Manager and their Affiliates may engage in or possess an interest in other business ventures of every nature and description, independently or with others, even if such activities compete directly with the business of the Company, and neither the Company nor any of the Members shall have any rights by virtue of this Agreement in and to such independent ventures or any income, profits or property derived from them.

(b)   To the fullest extent permitted by law, no Member (other than those Members that are also serving as the Manager, but only in such capacities) shall have any fiduciary duties to the Company or to any other Member. To the extent that any Member has any liabilities or duties at law or in equity, including fiduciary duties or other standards of care, more expansive than those set forth in this Section 6.1, such liabilities and duties are hereby modified to the extent permitted under the Act to those set forth in this Section 6.1. Without limiting any portion of the foregoing, the Members may engage in or possess any interests in business ventures and may engage in other activities of every kind and description independently or with others in addition to those relating to the Company, and including, without limitation, business ventures and other activities or opportunities that may compete with the business of the Company, including the Project. Each Member authorizes, consents to and approves of such present and future activities by each such other Member. Neither the Company nor any Member shall have any right by virtue of this Agreement, or the relationship created hereby in or to other ventures or activities of any Member or to the income or proceeds derived therefrom. Without limiting the generality of the foregoing provisions of this Section 6.1(b), the Members hereby acknowledge and agree that (i) the Manager (in its capacity as the Manager and as a Member) and its Affiliates shall not be restricted in any way from any business ventures and other activities or opportunities that may compete with the business of the Company, including the Project, (ii) the Manager is not granting any exclusivity or right of first refusal or any other rights with respect to any business ventures and other activities or opportunities that may become available to it and (iii) the "corporate opportunities" doctrine or any variation thereof shall not apply to the Manager.

Section 6.2   No Right to Withdraw. Except in the case of Transfers in accordance with Article XVII, no Member shall have any right to resign as a Member voluntarily or otherwise withdraw from the Company without the prior written consent of the Manager, in its sole and absolute discretion.

Section 6.3   <u>Limitation of Liability of Members</u>. Except as otherwise required by the Act or as expressly provided in this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, as the case may be, and the Members of the Company shall not be obligated personally for any of such debts, obligations or liabilities solely by reason of being a Member of the Company.

Section 6.4   <u>Company Property</u>. All property owned by the Company, whether real or personal, tangible or intangible and wherever located, shall be deemed to be owned by the Company, as the case may be, and no Member, individually, shall have any ownership of such property.

Section 6.5   <u>Retirement, Resignation, Expulsion, Incompetency, Bankruptcy or Dissolution of a Member</u>. The retirement, resignation, expulsion, Bankruptcy or dissolution of a Member shall not, in and of itself, dissolve the Company. The successors in interest to a bankrupt Member shall, for the purpose of settling the Bankruptcy estate, have all of the rights of such Member, including the same rights and subject to the same limitations that such Member would have had under the provisions of this Agreement to Transfer its Membership Interest. A successor in interest to a Member shall not become a substituted Member except as provided in this Agreement.

Section 6.6   <u>Representations and Warranties</u>. Each of the Members hereby represents and warrants to the Company and each other Member that the following statements are true and correct as of the Effective Date (and each Member of the Company that is admitted as a Member after the Effective Date represents and warrants to the Company and each other Member that the following statements are true and correct as of the date it becomes a Member):

(a)   If such Member is an entity, that such Member is duly incorporated, organized or formed (as applicable), validly existing, and (if applicable) in good standing under the law of the jurisdiction of its incorporation, organization or formation; if required by applicable law, that such Member is duly qualified and in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization or formation; and such Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other applicable Persons necessary for the due authorization, execution, delivery, and performance of this Agreement by such Member have been duly taken.

(b)   That such Member has duly executed and delivered this Agreement and the other documents to which it is a party as contemplated herein, and they constitute the legal, valid and binding obligation of such Member enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency or similar applicable laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity).

(c)   That such Member's authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default or violation of, (A) the organizational documents of such Member, (B) any contract or agreement to which such Member is a party or is otherwise subject, or (C) any law, rule, regulation, order, judgment, decree, writ, injunction or arbitral award to which such Member is subject; or (ii) require any consent, approval or authorization from, filing or registration with, or notice to, any Governmental Authority or other Person, except (w) for such consents, approvals, authorizations, registrations or notices that have already been received, delivered or filed and (x) for notices required to be delivered that (1) are regulatory or reporting in nature, (2) are not required to be received, delivered or filed until after the Effective Date and (3) would not reasonably be expected to have a material adverse effect on the ability of such Member to perform its obligations under this Agreement.

(d)   That, unless otherwise permitted by the Manager, such Member is a "United States person," as defined in Section 7701(a)(30) of the Code and is not subject to withholding under Section 1445 or Section 1446 of the Code.

(e)   That neither such Member nor any of its Affiliates is a party to any litigation, arbitration, investigation or other judicial, arbitral or administrative proceeding, nor is such Member aware of any threatened litigation, arbitration, investigation or other judicial, arbitral or administrative proceeding involving such Member or its Affiliates, that would reasonably be expected to interfere with such Member's ability to fulfill its obligations under this Agreement.

(f)   That (i) unless otherwise permitted by the Manager, such Member is an "**Accredited Investor**" as such term is defined in Regulation D under the Securities Act, (ii) such Member has had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Membership Interests and the Company, and all such questions have been answered to the full satisfaction of such Member, (iii) such Member understands that the Membership Interests have not been registered under the Securities Act in reliance on an exemption therefrom, and that the Company is under no obligation to register the Membership Interests, (iv) such Member will not transfer the Membership Interests in violation of the Securities Act or any other Applicable Law (including securities laws) and (v) such Member is purchasing the Membership Interests for its own account and not for the account of any other Person and not with a view to distribution or resale to others.

Section 6.7   Covenants.

(a)   Each Member covenants to the Company that, unless otherwise permitted by the Manager, it will be a "United States person", as defined in Section 7701(a)(30) of the Code and will not be subject to withholding under Section 1445 or Section 1446 of the Code.

ARTICLE VII

CAPITAL CONTRIBUTIONS; SEPARATE AGREEMENTS

Section 7.1   Initial Capital Contributions.

(a)   Development Budget.   A pro forma budget for the total costs to complete the development of the Project, including an estimated Project time schedule, based on information made available to the Manager and other sources and Manager's own analyses as of the Effective Date, is attached as Exhibit A hereto (the "**Initial Development Budget and Timeline**").   The Initial Development Budget may be revised by the Manager from time to time.

(b)   Initial Capital Contribution by Sponsor. On or prior to the Effective Date, the Sponsor made (or had an obligation to make) Capital Contributions to the Company in the approximate amount of Nine Hundred Three Thousand Nine Hundred Fifty Seven Dollars ($903,957) (the actual amount of such Capital Contributions, "**Initial Sponsor Capital Contributions**"), which were or will be used by the Company for its organizational and maintenance expenses as well as development activities for the Project. The Initial Sponsor Capital Contributions (other than One Hundred Eighty Eight Thousand Dollars ($188,000) of such Initial Sponsor Capital Contributions), and any loans made by the Sponsor or its Affiliates to the Company shall be distributed or repaid by the Company to the Sponsor or its Affiliates from the proceeds of the Initial Tranche Offering (or Subsequent Tranche Offerings if necessary) in the Budgeted Capital Raise (which distribution or repayment shall be on such dates and in such order and amounts as are determined by the Sponsor).

(c)   Budgeted Capital Raise. Based on the Initial Development Budget and Timeline, the Company shall seek to raise up to approximately three million seven hundred forty eight thousand Dollars ($3,748,000) in aggregate Capital Contribution from the Members (other than the Sponsor) in the Initial Tranche Offering in Budgeted Capital Raise and the Subsequent Tranche Offerings in Budgeted Capital Raise (if any) ("**Budgeted Capital Raise**"). The Budgeted Capital Raise may be raised on more tranches as determined by the Manager (each such tranche, a "**Tranche in Budget Capital Target**"). Such Members shall make their Capital Contributions pursuant to Subscription Agreements between such Members and the Company. The amount of Capital Contributions that such Members have agreed to make (or will have agreed to make) in their Subscription Agreements will be set forth in the Company's books and records.

(d)   Pricing of Units. In the first Tranche in Budgeted Capital Raise, the Units shall be issued at a price of One (1) Unit for each One Dollar ($1.00) of Capital Contributions by the Members. For clarification, such pricing shall not apply to any Bonus Class B Units. The price per Unit offered in subsequent Tranches in Budgeted Capital Raise will be determined by the Manager based on its evaluation (which shall be binding) of the increase or decrease in the value of the Project since the prior Tranche in Budgeted Capital Raise. In this regard, it is generally expected that the value of the Project will increase as the Capital Contributions are deployed to the further development of the Project, but such increases are not guaranteed.

(e)   Dilution of the Sponsor Only.   The issuance of any Units to any Person under this Section 7.1 shall dilute the Percentage Interest of only the Sponsor, which dilution shall be implemented by the automatic cancellation and termination (without any further action by any Person) of a number of Units held by the Sponsor equal to the number of new Units issued to all Persons under this Section 7.1. By way of example, given that the Sponsor holds 18,459,679 Class A Units, if 1,235,000 new Units (including Class A Units and/or Class B Units) are issued in the Initial Tranche Offering in the Budgeted Capital Raise under this Section 7.1, then upon such issuance, 1,235,000 Class A Units held by the Sponsor shall automatically be cancelled and terminated (without any further action by any Person), and the Sponsor would then hold 17,224,679 Class A Units. For the avoidance of doubt, such dilution of the Percentage Interest of the Sponsor shall not affect the Sponsor's right to distributions under Section 9.1(a).

Section 7.2   Loans and Subsequent Capital Contributions by the Sponsor or Affiliates.

(a)   The Sponsor and/or its Affiliates may at any time, including before or after the consummation of the Budgeted Capital Raise, make loans (including, without limitation, as described in Section 3.1 of the Development Services Agreement) to the Company to fund the payment of the Company's costs and expenses. If, before or after the consummation of the Budgeted Capital Raise, consistent with the purposes of the Company as described in Section 4.1, the Company needs cash to complete the Project pursuant to the Initial Development Budget and Timeline, as it may be revised by the Manager from time to time (such amount referred to as "**Cash Need**"), the Sponsor may at its option, but shall not be obligated to, make one or more additional cash Capital Contributions to the Company to meet all or a portion of such Cash Need (the "**Sponsor Cash Need Additional Contributions**"), and if the Sponsor elects to make any such Sponsor Cash Need Additional Contributions, the Sponsor shall not be issued any additional Units for any such Sponsor Cash Need Additional Contributions. Because the Cash Need was not included in the Initial Development Budget and Timeline, the Sponsor Cash Need Additional Contributions, if any are made by the Sponsor, shall increase the Unreturned Capital Contributions of the Sponsor but shall not increase the Percentage Interest of the Sponsor.

Section 7.3   Capital Accounts. A separate Capital Account will be maintained for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). The Capital Account of each Member will be determined and adjusted as follows:

(a)   Capital Account Credits. Each Member's Capital Account will be credited with:

(i)   Cash and Other Property. Any contributions of cash made by such Member to the capital of the Company plus the Book Basis of any property contributed by such Member to the capital of the Company (net of any liabilities to which such property is subject, or which are assumed by the Company);

(ii)   Income and Gain. The Member's distributive share of all items of income and gain allocated under Section 8.1 and Section 8.2; and

(iii)   Other Adjustments. Any other increases required or permitted by Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)   Capital Account Debits. Each Member's Capital Account will be debited with:

(i)   Cash and other Property. Any distributions of cash made from the Company to such Member plus the fair market value of any property distributed in kind to such Member (as determined by the Manager, in its reasonable discretion) (net of any liabilities to which such property is subject, or which are assumed by such Member);

(ii)   Loss and Deduction. The Member's distributive share of all items of loss and deduction allocated under Section 8.1 and Section 8.2; and

(iii)   Other Adjustments. Any other decreases required by Treasury Regulation Section 1.704-1(b)(2)(iv).

(c)   Compliance with Section 704(b). The provisions of this Section 7.3 relating to the maintenance of Capital Accounts have been included in this Agreement to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder and will be interpreted and applied in a manner consistent with those provisions.

Section 7.4   Interest on and Return of Capital. Except to the extent expressly provided for in this Agreement, no Member shall be entitled to any interest on its Capital Account or on its Capital Contributions, and no Member shall have the right to demand or to receive the return of all or any part of such Member's Capital Account or Capital Contributions. No Member shall have the right to demand or receive property other than cash in return for the Capital Contributions of such Member to the Company.

Section 7.5   Waiver of Right of Partition. No Member has any interest in specific property of the Company. The Membership Interests of all Members in the Company are, for all purposes, personal property and each of the Members irrevocably waives any right or power to cause the appointment of a receiver for the assets of the Company or to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or laws.

Section 7.6   Development Services Agreement. The Company and Solariant Capital have entered into that certain Development Services Agreement in the form attached as Exhibit B hereto (the "**Development Services Agreement**"), pursuant to which Solariant Capital (in such capacity, the "**Project Development Manager**") has provided and shall provide commercial project development services to the Company for the Project and shall be paid by the Company a project management fee in the amount of $25,000 per month (the "**Development Services Fee**"), on the terms and conditions set forth therein. Any accrued but unpaid Development Services Fee will be paid from the proceeds of the Initial Tranche Offering in Budgeted Capital Raise.

ARTICLE VIII

PROFITS AND LOSSES

Section 8.1   Allocation of Profits and Losses. After giving effect to the special allocations set forth in Section 8.2, for any taxable year (or other period) of the Company, Profits or Losses and the items thereof for such taxable year (or other period) will be allocated among the Members in such a manner that, as of the end of the applicable taxable year (or other period), (a) the sum of (i) the Capital Account of each Member, (ii) such Member's share of Company Minimum Gain and (iii) such Member's share of Member Minimum Gain shall be equal to (b) the respective amount that would be distributed to such Member under this Agreement, determined as if the Company were to (x) liquidate the assets of the Company for an amount equal to their Book Basis, (y) satisfy all of its liabilities in accordance with their terms (limited, in the case of any Nonrecourse Liability, to the Book Basis of the assets securing such liability), and (z) distribute the net assets of the Company (including the proceeds of such liquidation) pursuant to Section 18.2(a)(iii)(C), all as of the last day of the taxable year (or other period) for which such allocations are being made.

Section 8.2 <u>Special Allocations</u>. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

(a) <u>Minimum Gain Chargeback</u>. Notwithstanding any other provision of this Agreement, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, as determined under Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 8.2(a) is intended to comply with the "minimum gain chargeback" requirements of Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) <u>Chargeback Attributable to Member Nonrecourse Debt</u>. If there is a net decrease in Member Minimum Gain during any Fiscal Year, each Member with a share of Member Minimum Gain at the beginning of such Fiscal Year shall be specially allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(i). This Section 8.2(b) is intended to comply with the "partner nonrecourse debt minimum gain chargeback" requirements of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) <u>Qualified Income Offset</u>. Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which causes or increases an Adjusted Capital Account Deficit shall be allocated items of income or gain in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulation, the Adjusted Capital Account Deficit of the Member as quickly as possible; provided, that an allocation pursuant to this Section 8.2(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided in this Article VIII have been tentatively made as if this Section 8.2(c) were not in the Agreement. This Section 8.2(c) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), will be interpreted consistently with the Treasury Regulations and will be subject to all exceptions provided therein.

(d) <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for any taxable year or other period will be specially allocated among the Members pro rata in proportion to their Percentage Interests for such taxable year or other period.

(e) <u>Member Nonrecourse Deductions</u>. Any Member Nonrecourse Deductions for any taxable year or other period will be allocated to the Member who bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with principles under Treasury Regulations Section 1.704-2(i).

(f)   Regulatory Allocations. The allocations set forth in this Section 8.2 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the applicable Treasury Regulations promulgated under Code Section 704(b). Notwithstanding any other provision of this Agreement, the Regulatory Allocations shall be taken into account in allocating other operating Profits, Losses and other items of income, gain, loss and deduction to the Members for Capital Account purposes so that, to the extent possible, the net amount of such allocations of Profits, Losses and other items shall be equal to the amount that would have been allocated to each Member if the Regulatory Allocations had not occurred.

Section 8.3   Compliance with Code Section 704(c).

(a)   Except as otherwise provided in this Section 8.3, all items of income, gain, loss deduction or credit for U.S. federal, state and local income tax purposes will be allocated in the same manner as the corresponding "book" items are allocated under Section 8.1 (as a component of Profits or Losses) or Section 8.2.

(b)   In accordance with Section 704(c) of the Code and the applicable Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company or with respect to property that is subject to an adjustment to its Book Basis pursuant to clause (e) of the definition of "Book Basis" shall, solely for tax purposes, be allocated among the Members using any permissible method, so as to take account of any variation between the adjusted tax basis of such property to the Company for federal income tax purposes and the Book Basis of such property.

(c)   Any elections or decisions relating to allocations under this Section 8.3 will be made in the manner which the Manager reasonably determines is consistent with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder.

(d)   If the Company has in effect an election under Section 754 of the Code, allocations of income, gain, loss deduction or credit to affected Members for U.S. federal, state and local tax purposes will take into account the effect of such election pursuant to applicable provisions of the Code.

(e)   If the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(f)   Allocations under this Section 8.3 are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses or other items or distributions under any provision of this Agreement. Furthermore, allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items according to the principles of Treasury Regulations Section 1.704-1(b)(4)(ii) as determined by the Manager.

Section 8.4   Member Acknowledgment/No Deficit Restoration Obligation.   The Members are aware of the income tax consequences of the allocations made by this Article VIII and hereby agree to be bound by the provisions of this Article VIII in reporting their shares of Company income and loss for income tax purposes, except as otherwise required by law. Furthermore, if any Member has an Adjusted Capital Account Deficit (after giving effect to all Capital Contributions, distributions, and allocations for all taxable years, including any year during which a liquidation of the Company occurs pursuant to Article XVIII), such Member shall have no obligation to make any Capital Contribution with respect to any such Adjusted Capital Account Deficit, and any such deficit will not be considered a debt owed to the Company or any other Person for any purpose whatsoever.

Section 8.5   Allocations in Respect of Varying Interests. If the interests of any of the Members are adjusted during any taxable year of the Company (including by reason of a Transfer of all or a portion of an interest by any Member, the admission of a new Member or otherwise), Profits (and other items of income or gain) or Losses (and other items of deduction or loss) for such taxable year shall be allocated between the period prior to such transfer or adjustment and the period following such transfer or adjustment using any method permissible under Code Section 706 and Treasury Regulations Section 1.706-1(c)(2)(ii), as selected by the Manager. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Units as of the date that sale or other disposition occurs.

Section 8.6   Effect of Transfer. Upon the Transfer of a Unit, the transferee shall succeed to the economic attributes of the transferor (e.g., Capital Account balance and Unreturned Capital Contributions balance) to the extent attributable to the Transferred Unit.

Section 8.7   Intent of Allocations; Final Capital Account Balances. The parties intend that the foregoing allocation provisions of this Article VIII shall produce a final Capital Account balance for each Member that will correspond to the liquidating distributions to be made to such Member pursuant to Section 18.2(a)(iii)(C). To the extent that the allocation provisions of this Article VIII would fail to produce such final Capital Account balances: (a) such provisions shall be amended by the Manager in whatever manner it determines to be necessary to produce such result; and (b) Profits and Losses of the Company for prior years (or items of gross income, gain, deduction and loss of the Company for such years) may be reallocated by the Manager among the Members (and to the extent possible, such income, gain, deduction or loss shall be of the same character previously allocated to such Members), but only to the extent it is not possible to achieve such result with allocations of items of income (including gross income and gain, deduction and loss) for the current taxable year and future taxable years.

ARTICLE IX

DISTRIBUTIONS

Except as otherwise provided herein (including Section 7.1(b), and subject to the provisions of Section 15.5), the Company shall make distributions of Distributable Cash to the Members at such times and in such amounts as are determined by the Manager in its sole and absolute discretion; provided that if the Project is sold, distributions of the Distributable Cash arising from such sale shall be made promptly after such sale.

Section 9.1   Priority of Distributions. Distributions of Distributable Cash made to the Members shall be made in the following order of priority:

(a)   First, to the Members, *pari-passu* and *pro-rata*, in proportion to the relative Unreturned Capital Contributions of such Members, until the Unreturned Capital Contributions of the Members are reduced to zero; and

(b)   Thereafter, to the Members in proportion to their Percentage Interests.

Section 9.2   Consent to Distributions/Reimbursement Under Certain Circumstances. Each Member consents to the distributions provided for in Section 9.1 and understands that because of differences between Profits and cash flow of the Company, distributions of cash or other property to a Member for any taxable year may be less than a Member's allocable share of Profits for such taxable year. Furthermore, if the Company has distributed to any Member an amount in excess of the amount to which it is entitled pursuant to Section 9.1 in error, then such Member shall reimburse the Company to the extent of such excess, without interest, within thirty (30) days after written demand by the Company.

Section 9.3   No Recourse Against Other Members. The Members shall look solely to the assets of the Company for any distributions, whether liquidating distributions or otherwise. If the assets of the Company remaining after the payment or discharge, or the provision for payment or discharge, of the debts, obligations, and other liabilities of the Company are insufficient to make distributions to which a Member is entitled pursuant to Section 9.1, no such Member shall have any recourse against the separate assets of any other Member (except as otherwise expressly provided herein).

Section 9.4   Withholding Taxes. If the Company is required to withhold taxes with respect to any allocation or distribution to any Member or to make tax or other payments on behalf of or with respect to any Member pursuant to any applicable federal, state or local tax laws (including any interest, penalties and additions to tax imposed thereon and any liability with respect to any Imputed Underpayment Amounts required to be paid on behalf of, or with respect to, any Member or any former Member whose former interest in the Company is held by such Member), the Company shall withhold such amounts and make such payments to taxing authorities as are necessary to ensure compliance with such tax laws, provided that prior to withholding or paying any such amounts the Company shall use commercially reasonable efforts to notify the Member and reasonably cooperate (at the expense of such Member) in connection with such Member's efforts to reduce, eliminate or contest the applicability of such payment or withholding, in each case in accordance with applicable law. Any funds withheld by reason of this Section 9.4 shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company fails to withhold from actual distributions any amounts it was required to withhold, the Company may, in the reasonable discretion of the Manager, (i) require the Member to which the withholding was credited to reimburse the Company for such withholding, or (ii) reduce any subsequent distributions by the amount of such withholding. This obligation of a Member to reimburse the Company for taxes that were required to be withheld shall continue after such Member Transfers any portion of its Membership Interest in the Company, and the provisions contained in this Section 9.4 shall survive the termination of the Company and the termination of this Agreement.   Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

Section 9.5   Limitation upon Distributions. No distribution of Distributable Cash will be made if the distribution would violate any contract or agreement to which the Company is then a party or any applicable law with respect to the Company.

ARTICLE X

COMPANY MANAGEMENT

Section 10.1   Authority of the Manager.

(a)   Generally. Subject to the approvals of the Members to the extent required in Section 10.2, or as otherwise expressly provided herein, the Manager shall have full power and authority on behalf of the Company to conduct, direct and exercise control over all activities of the Company and to manage and administer the business and affairs of the Company and to do or cause to be done any and all acts considered by the Manager to be necessary or appropriate to conduct the business of the Company, including, without limitation, the acquisition, development, improvement, financing, management, disposition and/or any other matter(s) relating to the Property, and, at the Company's expense and in its name, to negotiate and coordinate all contracts and subcontracts, and coordinate all management, administrative and operational functions relating to the Property or any other asset of the Company. Without limiting the generality of the foregoing provisions of this Section 10.1(a), the Manager shall have full power and authority to cause the Company to acquire the Property, to develop the Property into the Project, and to engage in, enter into and perform all other actions, agreements, certificates and obligations relating to any of the foregoing or any other matters relating to the Company. By way of illustration, and not by way of limitation, subject to the approvals of the Members to the extent expressly required under Section 10.2, the Manager shall have the authority, and shall, on behalf of the Company:

(i)   To manage, direct and control the development activities relating to the Project, including, but not limited to, project management, the creation of the development budget, securing and maintaining control of the Property, permit acquisition, interconnection study, negotiations with the local stakeholders, preliminary engineering, Power Purchase Agreement and Generator Interconnection Agreement negotiation, and other tasks as are necessary for the development of the Project;

(ii)   Review the work of and provide high level direction to the Project Development Manager;

(iii)   Use commercially reasonable efforts to have Project qualify for the highest then applicable Investment Tax Credit or Production Tax Credit.

(iv)   To cause the Company to incur indebtedness and other obligations, including the procurement of letters of credit, surety bonds and other instruments in support of the Project (including such instruments back-stopped/secured by asset of the Company's Affiliates or other related parties) (the "**Security Instruments**");

(v)   To cause payment of all obligations and expenses of the Company incurred in connection with the Company's business;

(vi)   To make tax, regulatory and other filings, or to render periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(vii)   Subject to Article XV herein, to make all Company decisions and elections for accounting and income tax purposes, including selecting the accounting method or methods to be used by the Company, the selecting the depreciation methods and useful lives for Company assets and the making of any elections for income tax purposes under any section of the Code;

(viii)   To employ accountants, attorneys, insurance brokers and such other Persons as the Manager deems reasonable and appropriate for any Company purpose, and to pay such compensation for the services of such Persons as, in the judgment of the Manager, is reasonable and appropriate;

(ix)   To select and dismiss agents, outside attorneys, accountants, consultants and contractors of the Company and to determine their compensation and other terms of employment or hiring;

(x)   To acquire, sell, transfer, exchange or otherwise dispose of the Project or any other assets of the Company (including, but not limited to, the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company;

(xi)   To manage, operate, lease, repair, alter, demolish, replace or improve the Property or other asset of the Company;

(xii)   To distribute Company cash or other Company assets in accordance with this Agreement, to hold, manage, invest and reinvest cash and other assets of the Company, and to collect and receive revenues, rents and income of the Company;

(xiii)   To obtain insurance for the Company and the Property and other assets of the Company as it deems necessary or appropriate;

(xiv)   To prosecute, defend and settle any and all claims and litigation the Company may assert or bring in the ordinary course of business or that may be asserted or brought against the Company or that may be asserted or brought respecting the Property, or other assets of the Company, and to indemnify any Person against liabilities and contingencies to the extent permitted by law and this Agreement;

(xv)   To enforce any rights against any Member pursuant to representations, warranties, covenants and indemnities relating to such Member's contribution of property or assets to the Company;

(xvi)   To hold, manage, invest and reinvest cash and other assets of the Company;

(xvii)   To collect and receive revenues and income of the Company;

(xviii)   To maintain working capital and other reserves in such amounts as the Manager, in its reasonable discretion, deems appropriate and reasonable from time to time;

(xix)   To exercise any of the powers of the Manager enumerated in this Agreement on behalf of or in connection with any Person in which the Company has a direct or indirect interest, or jointly with any such Person, or on behalf of any Person in which the Company does not have an interest pursuant to contractual or other arrangements with such Person;

(xx)   To amend and update the Company's books and records to reflect accurately at all times the Capital Contributions and Units of the Members as the same are adjusted from time to time;

(xxi)   To pursue and consummate the sale of the Project or a Sale of the Company at or before or after a "Notice to Proceed"; and

(xxii)   To make, execute, acknowledge and/or deliver on behalf of the Company any and all documents and instruments that are necessary or appropriate in the judgment of the Manager to carry out the business of the Company and the foregoing powers, and to maintain the Company as a limited liability company under the laws of the State of Georgia and each other state in which the Company may elect to do business or own property.

Except as provided in Section 15.5, in exercising its authority under this Agreement, the Manager may, but shall be under no obligation to, take into account the tax consequences to any Member of any action taken by it. The Manager and the Company shall not have liability to any Member under any circumstances as a result of an income tax liability incurred by such Member as a result of an action (or inaction) by the Manager pursuant to its authority under this Agreement so long as such action or inaction does not constitute a breach of this Agreement by the Manager.

(b)   Appointment, Rights and Responsibilities of Officers.

(i)   Without limiting the generality of the foregoing, the Manager may delegate all or any of its powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Company, which Person may, under the supervision of the Manager, perform any acts or services for the Company as the Manager may approve and in accordance with the terms of this Agreement, provided, however, such delegation shall not relieve the Manager of any of its obligations hereunder and for the avoidance of doubt, such power and authority with respect to Major Decisions or matters requiring a vote by or consent of the Members pursuant to this Agreement, will be expressly retained by the applicable Members.

(ii)   The Manager may appoint officers of the Company ("**Officers**") to act on behalf of the Company and assign in writing titles (including, any one or more of a

Chief Executive Officer, a President, Vice President (including without limitation a Senior Vice President or Executive Vice President), Secretary and Chief Financial Officer) to any such person, and any such assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with such title, provided, that the authority of each Officer shall be no broader than the authority of the Manager. Any such Officer shall be an employee, officer or executive of a Member or an Affiliate thereof. Any Officer may be removed by the Manager at any time for any reason in its sole and absolute discretion. Any new or replacement Officer shall be duly appointed in writing by the Member that appointed such Officer. The Manager hereby appoints Daniel S. Kim as an Officer (with the titles of President and Chief Executive Officer) and Kevin Kohlstedt as an Officer (with the title of Chief Operating Officer) and authorized signatories of the Company, with authority to execute any documents necessary to enable the Company toenter into such transactions as the Manager shall deem necessary or appropriate to carry out the business and purposes of the Company.

(iii)   The Manager shall be responsible for the actions or inactions of the Officers to the same extent that the Manager would be responsible if such actions and inactions were taken by the Manager. For the avoidance of doubt, the Officers in such capacity shall not be deemed to be employees of the Company and shall not be entitled to any salary or other compensation or benefits from the Company.

(c)   Time Devoted to the Company's Business. The Manager and each officer shall each devote such time to the Company as shall be necessary in such Manager's and officer's reasonable discretion to conduct the Company's business and to carry out such Manager's and officer's duties and responsibilities under this Agreement for the furtherance of the Company's business.

Section 10.2   Limitation on Authority.

(a)   Notwithstanding Section 10.1(a), the Manager shall not cause the Company to engage in any of the following transactions without first obtaining the written consent of the Members constituting a Class A Majority Vote (the "**Major Decisions**"):

(i)   Any merger, consolidation, spin-off or other entity level reorganization of the Company with a third party;

(ii)   Any transaction or agreement between the Company and the Sponsor or any of Sponsor's Affiliates (other than as contemplated in this Agreement, including the Development Services Agreement);

(iii)   Causing the Company to be treated as other than a partnership for federal income tax purposes; or

(iv)   The Company entering into any agreement guaranteeing any obligation of a third party, including the Sponsor or any of its Affiliates; provided, that, for clarification, this Section 10(a)(iv) shall not be deemed to apply to any obligation of the Company to reimburse or indemnify any third party that has guaranteed or is otherwise obligated to pay or perform or provided collateral for, any of the Company's obligations, including the Security Instruments.

Section 10.3 <u>Right to Rely on the Manager</u>. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by the Manager as to:

(a)   the identity of the Manager or any Member;

(b)   the existence or nonexistence of any fact or facts that constitute a condition precedent to acts by the Manager or that are in any other manner germane to the affairs of the Company;

(c)   the Persons who are authorized to execute and deliver any instrument or document of the Company; or

(d)   any act or failure to act by the Company or any other matter whatsoever involving the Company or any Member.

Section 10.4 <u>Duties of the Manager</u>. The Manager shall be required to (a) perform its duties and obligations hereunder in good faith, in a manner reasonably believed to be in the best interest of the Company or not opposed to the best interest of the Company and in accordance with the duty of care imposed upon directors of a Georgia corporation under Georgia law (b) comply with (and not breach or cause the Company to breach) the provisions of this Agreement (the "**Manager's Duties**").

Section 10.5 <u>Resignation of the Manager</u>. Without the prior written consent of a Class A Majority Vote, the Sponsor may not resign as the Manager.

Section 10.6 <u>Transaction Costs; Member Compensation and Reimbursement</u>.

(a)   <u>General</u>. All third-party, out-of-pocket costs and expenses incurred in connection with the activities of the Company as contemplated in this Agreement, including in connection with the purchase and development of the Property, the negotiation of the Power Purchase Agreement, Generator Interconnection Agreement or any other agreement, the formation, operation, maintenance and winding up of the Company and the Crowdfunding Vehicles (including their tax returns), the preparation of organizational documents of the Company and of the Crowdfunding Vehicles (including this Agreement and the limited liability company/operating agreement of the Crowdfunding Vehicles) and related documents, (including any amendments and amendments and restatements thereto), due diligence costs, and attorneys' fees incurred by the Manager and/or its Affiliates on behalf of the Company in connection with any of the foregoing shall be paid or reimbursed by the Company to the extent within the Initial Development Budget and Timeline

(b)   <u>Compensation to Manager or Affiliates; Expenses</u>.

(i)   The Company shall pay to Solariant Capital the Development Services Fee in accordance with the Development Services Agreement.

(ii) Except as provided in this Agreement, the Manager and its Affiliates shall not receive any compensation from the Company for its services hereunder, but, only to the extent within the Initial Development Budget and Timeline, shall be entitled to reimbursement from the Company (not including any internal overhead expenses and without duplication of reimbursements by the Manager and its Affiliates) of all out-of-pocket costs and expenses incurred by Manager or its Affiliates in the performance of the Manager's duties hereunder, including, without limitation, travel and lodging expenses incurred in connection with Company business.

Section 10.7 <u>Manager and Member Liability</u>. None of the Manager, the Company Representative, the Designated Individual nor the Members shall be liable or accountable, in damages or otherwise, to the Company or to any other Manager, Company Representative, Designated Individual and/or Member for any error of judgment or for any mistake of fact or law or for anything which they may do or refrain from doing for or on behalf of the Company in connection with the business and affairs of the Company, except for the breach of this Agreement or a breach of the Manager's Duties, as applicable (the "**Excluded Claims**"). The Company shall indemnify, defend and hold harmless the Manager, the Company Representative, the Designated Individual, the officers and the Members and their respective officers, partners, members, managers, shareholders, employees, agents, and Affiliates, and any other Person serving at the Company's request as an employee or agent of the Company (the "**Indemnified Persons**") from all claims, losses, costs, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and expenses) (collectively, "**Claims**") incurred by reason of anything an Indemnified Person has done or refrained from doing for or on behalf of the Company under the scope of authority granted to Indemnified Persons under this Agreement in connection with the business and affairs of the Company (including, without limitation, any loss, cost, damage, expense or liability caused by or attributable to the Indemnified Person's ordinary negligence), except for the Indemnified Person's Excluded Claims. The Company shall advance, before the final disposition of any court or administrative proceeding, expenses incurred by an Indemnified Person: (a) who was, is, or is threatened to be made a named defendant or respondent in a court or administrative proceeding; or (b) in connection with that Person's appearance as a witness or other participation in a court or administrative proceeding involving or affecting the Company at a time when that Person is not a named defendant or respondent in the court or administrative proceeding. The Company may purchase and maintain insurance or another arrangement on behalf of any Person who is or was an employee or agent of the Company against any liability asserted against that Person or incurred by the Person in that capacity or arising out of the Person's status in that capacity. The provisions of this <u>Section 10.7</u> shall be enforceable to the fullest extent permitted by applicable law. The Company's obligations under this <u>Section 10.7</u> shall be limited to the assets of the Company, and no Member shall be required to make any Capital Contribution in respect thereof. The rights to indemnification hereunder shall continue as to a Person who has ceased to be a Member, Manager, or Affiliate of a Member or Manager.

Section 10.8 <u>Creditors Not Benefited</u>. Nothing contained herein, including, without limitation, <u>Section 7.1</u>, <u>Section 7.2</u>, <u>Section 10.6</u> or <u>Section 19.10</u>, is intended or will be deemed to benefit any creditor of the Company, and no creditor of the Company will be entitled to require any Member to solicit or accept any loan or additional capital contribution for the Company or to enforce any right which the Company or any Member may have against any Member under this Agreement or otherwise.

ARTICLE XI

INVESTMENT REPRESENTATIONS OF THE MEMBERS

In addition to the representations and warranties made by such Member in any Subscription Agreement executed by such Member, each of the Members severally represents and warrants to the Company, the Manager and to each of the other Members as follows:

Section 11.1   Legend on Agreement. Each of the Members acknowledges that a legend reflecting the restrictions imposed upon the transfer of its Membership Interest under this Agreement, under the Securities Act and under applicable state securities laws has been placed on the cover page of this Agreement and may be placed on any amendments to this Agreement.

Section 11.2   Membership Interest Not Registered. Each of the Members understands that the Company's offer and its sale to each Member of Membership Interest have not been registered under the Securities Act, or registered or qualified under state securities laws, on the ground, among others, that Membership Interest are being offered and sold in a transaction that does not involve any public offering within the meaning of Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. Each Member understands that no federal or state agency has passed on the merits or fairness of this investment. Each of the Members further understands and acknowledges that its representations and warranties contained in this Article XI and in a Subscription Agreement or other document executed by the Members are being relied upon by the Company and by the Members as the basis for exemption of the issuance of the Member's Membership Interest from registration requirements of the Securities Act and all applicable state securities laws. Each of the Members further acknowledges that the Company will not and has no obligation to register the Member's Membership Interest under the Securities Act or any state securities law and that the Company shall have no obligation to recognize any sale, transfer or assignment of the Member's Membership Interest to any Person unless the sale, transfer or assignment is otherwise permitted under this Agreement.

Section 11.3   Membership Interest Acquired for Investment. Each of the Members is acquiring the Membership Interest with each Member's own funds and for its own account (or for a designated custodial or trust account, if such Member is a custodian or trustee) for investment and not with a view to the distribution of any interest therein. No other Person will own any part of any such Member's Membership Interest or have any right to acquire such a part.

Section 11.4   Review of Offering Materials and Independent Advice. Each of the Members represents that it has reviewed this Agreement, and all documents, agreements, instruments and information made available to the Members and is familiar with the proposed business and affairs of the Company, and that the Member does not desire any further information or data relating to the Company or the Property or the Project. Each Member has consulted with its own legal, accounting, tax, investment and other advisers in connection with this investment, to the extent that such Member has deemed necessary. Each of the Members acknowledges that it understands that the acquisition of the Member's Membership Interest is a speculative investment involving a high degree of risk and represents that it has been given an opportunity to ask questions and review such financial and other matters as it deems appropriate, it has satisfied itself regarding all matters related to this investment and it has a net worth sufficient to bear the

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economic risk of the Member's investment in the Company and to justify the Member investing in a highly speculative venture of this type.

Section 11.5   Offer Made Privately. Each of the Members represents that the Company's offer of Membership Interest was privately communicated to each Member. At no time has any Member received information concerning this offering or the Company or the Manager from any newspaper, magazine, television or radio broadcast, leaflet or other advertisement, public promotional meeting or any other form of general advertising or general solicitation.

Section 11.6   Each Member Able to Bear Risks and Protect Own Membership Interest. Each Member represents and warrants that it is an "Accredited Investor" (as such term is defined in the Securities Act) (unless otherwise permitted in writing by the Manager), and has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of investing in the Company, and all information that each Member has provided concerning each Member, each Member's financial position and knowledge of financial and business matters is true, correct and complete. Each Member acknowledges and understands that the Company and the Manager will rely on the information provided by each Member in any Subscription Agreement, new account application and/or investor questionnaire, if any, for purposes of complying with federal and applicable state securities laws. Each Member represents that it understands that an investment in the Company involves significant risks not associated with other investment vehicles and is suitable only for persons of adequate financial means who have no need for liquidity in this investment. Each Member also represents that no assurances or guarantees have been made to such Member by anyone regarding whether the Company's investment objective will be realized or whether the Company's investment strategy will prove successful. Each Member recognizes that such Member may lose all or a portion of its investment in the Company. Each Member also understands that if such Member is subject to income tax, an investment in the Company may (if the Company is successful) create taxable income or tax liabilities in excess of cash distributions to pay such liabilities. It is specifically understood and agreed by each Member that none of the Manager or its Affiliates have made, nor by this Agreement shall be construed to make, directly or indirectly, explicitly or by implication, any representation, warranty, projection, assumption, promise, covenant, opinion, recommendation or other statement of any kind or nature with respect to the anticipated profits or losses of the Company, and that any projections of potential profits or losses included in any materials provided to the Members by the Company are subject to all of the disclaimers set forth therein and are not to be relied upon in making the Member's investment decision. The Manager has made available to each Member and each Member's accountants, attorneys and other advisors full and complete information concerning the financial structure of the Company, and any and all data requested by each Member as a basis for estimating the potential profits and losses of the Company and each Member acknowledges that each Member has either reviewed such information or has waived review of such information.

Section 11.7   Approval of Conflicts of Interest. Each Member understands the various risks of an investment in the Company and that the Manager or the other Members may have conflicts of interest with the Company, and each Member has carefully reviewed the various risks and conflicts and consents to such conflicts.

Section 11.8   Capital Contribution Requirements. Each Member acknowledges that such Member has carefully reviewed the Sections of this Agreement relating to Capital Contributions.

Section 11.9   Representations of Entity. If a Member is an entity, then:

(a)   Under such Member's governing documents and in practice, such Member's investment decisions are based on the investment objectives of such Member and its owners generally, not on the particular investment objectives of any one or more of its owners; and

(b)   Under such Member's governing documents and in practice, the participation of each owner of such Member in each investment made by such Member is based on the owners' ownership percentages or on some other allocation provision that (i) does not result in varying levels of participation among owners based on the nature, amount or other characteristics of a particular investment; and (ii) cannot be varied for particular investments made by such Member as a result of any election or other decision by any such owner in connection with a particular investment, any exercise of judgment or discretion made by such Member's investment decision maker(s) in connection with a particular investment, or any other reason.

Section 11.10   Authority. Each Member is duly authorized to enter into this Agreement (including the powers of attorney granted herein), and the Person signing this Agreement on behalf of each Member is authorized to do so, under all applicable governing documents (e.g., partnership agreement, trust instrument, pension plan, certificate of incorporation, bylaws, operating agreement or limited liability company agreement). Each individual who may participate in each Member's investment decision is over twenty-one (21) years of age (or the age of majority in such individual's state of residence). This Agreement constitutes a legal, valid and binding agreement of each Member enforceable against each Member in accordance with its terms.

Section 11.11   Taxpayer Identification Number; No Backup Withholding; Not a Foreign Entity. Each Member has provided to the Manager a properly completed and duly executed IRS Form W-9. Under penalty of perjury, each Member certifies that the taxpayer identification number being supplied by such Member to the Manager is such Member's correct taxpayer identification number and that such Member is not subject to backup withholding under Section 3406(a)(1)(c) of the Code. Each Member that is an individual certifies that he or she is a U.S. citizen or U.S. resident for U.S. federal income tax purposes, and each Member that is an entity, certifies that (i) such Member is not a foreign corporation, foreign partnership, foreign trust or foreign estate, as those terms are defined in the Code and Treasury Regulations; and (ii) if such Member hereafter becomes such a foreign entity, such Member shall notify the Manager within thirty (30) days thereafter and agrees to be bound by and comply with any resulting withholding (or other) requirements imposed against the Company and/or Member under the Code and Treasury Regulations.

Section 11.12   Transfer Restrictions. Each Member understands that this Agreement contains significant transfer restrictions, and that, except as otherwise expressly provided herein, each Member must hold the Membership Interest indefinitely and that no market is ever likely to develop for the Membership Interest. Each Member agrees that (i) each Member will not attempt to transfer the Membership Interest in violation of the transfer restrictions contained in this Agreement; and (ii) the Company may note transfer restrictions in its records and refuse to recognize any transfer which violates such transfer restrictions, or any proposed transfer for which the Company has not received an acceptable opinion of counsel stating that the proposed transfer will not violate the transfer restrictions. Each Member understands that the Membership Interests are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the Securities and Exchange Commission (the "**Commission**") provide in substance that the Member may dispose of the Membership Interests only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and Member understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Accordingly, each Member understands that under the Commission's rules, the Member may dispose of the Units principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the Member. As a consequence, the Member understands that such Member must bear the economic risks of the investment in the Units for an indefinite period of time.

Section 11.13 Employee Benefit Plan Members. As used herein: (a) "**Employee Benefit Plan**" means any "employee benefit plan" as defined in ERISA, whether or not such plan is subject to ERISA, and any "plan" as defined in Section 4975(e)(1) of the Code; (b) "25%-Plan-Owned Member" means any Member that is not itself an Employee Benefit Plan but that has 25% of any class of equity Membership Interest owned (directly or indirectly) by one or more Employee Benefit Plans; and (c) "**Plan Investor**" includes a Member itself if such Member is an Employee Benefit Plan or, if such Member is instead a 25%-Plan-Owned Member, includes each Employee Benefit Plan that directly or indirectly owns any class of such Member's equity Membership Interest. If a Member is either an Employee Benefit Plan or a 25%-Plan-Owned Member, then the Person executing this Agreement on behalf of such Member (the "**Signer**") represents, warrants and agrees as follows on behalf of the Plan Investor(s):

(a)   Signer has independently determined, as to the Plan Investor(s), that this investment satisfies all requirements of Section 404(a)(1) of ERISA, and that this investment will not be prohibited under any of the provisions of Section 406 of ERISA or Section 4975(c)(1) of the Code. Signer has requested and received from the Manager all information that Signer, after due inquiry, deemed relevant to such determinations. Signer has taken into account that there is a risk of loss of this investment, and that this investment will be relatively illiquid so that invested Membership Interest will not be readily available for the payment of employee benefits. Taking into account these factors and all other factors relating to the Company, Signer has concluded that this investment is an appropriate part of the overall investment program of the Plan Investor(s).

(b)   Promptly after such Member obtains knowledge thereof, Signer will notify the Manager in writing of (i) any termination, substantial contraction, merger or consolidation, or transfer of assets of any Plan Investor; (ii) any amendment to the governing instrument(s) of a Plan Investor that materially affects the investments of such Plan Investor or the authority of any named fiduciary or investment manager to authorize investments by such Plan Investor; and (iii) any change in the identity of any named fiduciary or investment manager (including the Plan Investor itself) who has authority to approve investments for any Plan Investor.

(c)   Signer acknowledges that (i) the Manager and its Affiliates do not provide any investment advice on a regular basis to such Member (or, to Signer's knowledge, to any other Plan Investor) and none of such parties provides any investment advice to such Member (or, to Signer's knowledge, to any other Plan Investor) that serves as the primary basis of any investment decisions such Member makes as to any of its assets (or that such other Plan Investor(s) makes, as the case may be), or (ii) in the event that the Manager or any of its Affiliates has provided investment advice to such Member as described in (i), that such Member has consulted with its own legal, accounting and tax advisors, and has obtained investment advice independent from the Manager and/or its Affiliates, and has not relied on the Manager or any of its Affiliates, in connection with such Member's decision to make this investment in the Company.

(d)   If the Manager or any of its equity owners, employees, agents, or Affiliates, is ever held to be a fiduciary of such Member or any other Plan Investor, then, in accordance with Sections 405(b)(1), 405(c)(2) and 405(d) of ERISA, the fiduciary responsibilities of that Person shall be limited to the Person's duties in administering the business of the Company, and the Person shall not be responsible for any other duties to such Member or such other Plan Investor, specifically including evaluating the initial or continued appropriateness of this investment in the Company under Section 404(a)(1) of ERISA.

Section 11.14 No "Bad Actor" Disqualification Events. Neither (i) the Member, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of the Company's voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by the Member is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act ("**Disqualification Events**"), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act (a "**Bad Actor**"). The Member hereby represents, covenants, and agrees that the Member will immediately notify the Manager in writing if the Member is a Bad Actor at any date after the date on which the Member signs this Agreement. In the event that the Member is a Bad Actor under Rule 506 at any date after the date on which the Member signs this Agreement, the Member agrees and covenants to use its best efforts to coordinate with the Manager (1) to provide documentation as reasonably requested by the Manager related to any such acts and (2) to implement a remedy to address the Member's changed circumstances such that the changed circumstances will not affect in any way the Company's or its Affiliates' ongoing and/or future reliance on the Rule 506 exemption under the Securities Act. The Member acknowledges and agrees that, at the discretion of the Manager, such remedies may include, without limitation, the waiver of all or a portion of the Member's voting power in the Company, the Member's removal from the Company as a Member, and/or the Member's withdrawal from the Company through the transfer or sale of its Units in the Company. The Member also acknowledges and agrees that the Manager may periodically request assurance that the Member has not become a Bad Actor at any date after the date on which the Member signed this Agreement, and the Member further acknowledges and agrees that the Manager shall understand and deem the failure by the Member to respond in writing to such requests to be an affirmation and restatement of the representations, warranties and covenants in this paragraph.

Section 11.15 Indemnification. Each Member agrees to indemnify and hold harmless the Company, the Manager and its members, partners, employees, agents, officers, directors, attorneys, successors and assigns, from and against any and all losses, costs, liabilities, claims, damages, and expenses (including any expense reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) related to any false representation or warranty or any breach of agreement by such Member contained herein or in any other document furnished by such Member to the Company in connection with this transaction.

Section 11.16 <u>Unrelated Business Taxable Income</u>. Each Member that is a tax-exempt entity (if any) is aware and acknowledges that the Company is likely to (or will, in the case of a Member which is an individual retirement account) generate income that is treated as "unrelated business taxable income" for federal income tax purposes.


ARTICLE XII

<u>FINANCIAL STATEMENTS</u>


Section 12.1   <u>Annual Statements; Regulation CF Disclosures</u>.

(a)   Within ten (10) Business Days after such financial statements are finalized by the auditor and received by the Manager, the Manager shall furnish to each Member financial statements with respect to such Fiscal Year for the Company that are audited and certified by an accounting firm and prepared in accordance with GAAP, consisting of each of the following: (i) a balance sheet showing the Company's (if applicable) financial positions as of the end of such Fiscal Year, (ii) profit and loss statements for the Company (if applicable) for such Fiscal Year, (iii) a statement of cash flows for the Company (if applicable) for such Fiscal Year and (iv) related footnotes. The Manager shall make good faith reasonable efforts to cause the auditor to finalize and deliver such audited and certified financial statements within ninety (90) calendar days after the end of each Fiscal Year.

(b)   The Company shall provide the Crowdfunding Vehicles and Regulation CF Members all disclosures and other information required under Regulation CF.


ARTICLE XIII

<u>POWER OF ATTORNEY</u>


13.1   <u>Power of Attorney.</u> Each of the Members irrevocably constitutes and appoints the Manager and each officer thereof as such Member's attorney-in-fact, with full power of substitution and re-substitution, in such Member's name, place and stead, to attend all meetings of the Members and to represent, vote, execute, consent, waive, execute, consent to, swear to, acknowledge, deliver, record and file on behalf of such Member:

(a)   <u>Certificates</u>. Any document, certificate or other instrument, which may be required to be filed by the Company or the Members under the applicable laws of any jurisdiction to the extent the Manager deems such filing to be necessary or desirable;

(b)   <u>Dissolution and Termination</u>. All agreements, documents, certificates and other instruments which may be required or requested by the Manager to effectuate or give notice of the dissolution and termination of the Company pursuant to the provisions of this Agreement and the Act;

(c)   <u>Amendments</u>. Any amendment to this Agreement made in accordance with <u>Section 19.2</u>; and

(d)   Other Transactions and Matters. All agreements, documents, certificates and other instruments which may be required or requested by the Manager to effectuate or give notice of any other transaction, matter or action made on behalf of the Company or of the Members as permitted under this Agreement, including a Sale of the Company pursuant to Section 17.2;

in each case, in the same manner and with the same effect as if the undersigned were personally present at any such meeting or personally signed and delivered any such certificate, document, agreement, amendment or vote.

13.2   Irrevocability of Power. It is expressly understood, intended and agreed by each of the Members for such Member and its heirs, administrators, legal representatives, successors and assigns that the grant of the power of attorney granted pursuant to Section 13.1 above (a) is intended to be authorized under the Act, (b) is coupled with an interest, (c) is irrevocable, and (d) shall survive the death, legal incompetency, incapacity, disability, Bankruptcy, dissolution, retirement or withdrawal of any Member or the assignment or other transfer of such Member's Membership Interest in the Company.


ARTICLE XIV

BANKING


The funds of the Company shall be kept in such account or accounts at such banking institutions in the United States as may be designated by the Manager, which account or accounts shall be opened prior to the first cash Capital Contributions. All withdrawals therefrom shall be made on such signature or signatures as shall be designated by the Manager. All Company shall be deposited and held in accounts which are separate from all other accounts maintained by the Members, and the Company's funds shall not be commingled with any funds of any other Person, including the Manager, any Member or any Affiliate of a Member.


ARTICLE XV

ACCOUNTING AND CERTAIN TAX MATTERS


Section 15.1   Fiscal Year and Taxable Year; Method of Accounting. The fiscal year of the Company (the "**Fiscal Year**") shall end on December 31 of each year. The taxable year of the Company shall be the calendar year unless a different year is required by the Code. The Company shall use the accrual method of accounting for federal income tax purposes.

Section 15.2   Books and Records; Inspection.

(a)   The Manager shall maintain at the principal office of the Company designated in Article IV or at such other locations and by such Person or Persons as may be designated by the Manager full and accurate books of account, financial records and supporting documents that reflect, completely, accurately and in reasonable detail in all material respects, each transaction of the Company and such other matters as are usually entered into the records or maintained by Persons engaged in a business of like character or as are required by applicable law, and all other documents and writings of the Company. The financial records and reports of the

Company shall be kept on an accrual basis and kept in accordance with GAAP. The Company shall pay the expense of maintaining its books and records.

(b)	In addition to and without limiting the generality of clause (a) above, the Manager shall maintain at the Company's principal office:

(i)	true and full information regarding the status of the financial condition of the Company, including any financial statements until the statute of limitations expires on any IRS audit of the Company tax year to which such information and financial statements relate;

(ii)	promptly after becoming available, a copy of the Company's federal, state, and local income tax returns for each taxable year;

(iii)	minutes of the proceedings of the Members and the Manager;

(iv)	a current list of the name and last known business, residence or mailing address of each Member;

(v)	a copy of this Agreement and the Company's Formation Certificate, and all amendments thereto, executed copies of any written powers of attorney with respect to the Company and copies of written consents of Members;

(vi)	true and full information regarding the amount of cash and a description and statement of the agreed value of any other property contributed by each Member, and the date upon which each became a Member;

(vii)	copies of records that would enable a Member to determine the Member's relative shares of the Company's distributions and the Member's relative voting rights; and

(viii)	all records related to the production of electricity by the Company and the sale of such electricity to an Unrelated Person.

(c)	Each Member shall have a right upon reasonable written request to the Manager to access, inspect, directly or with the assistance of advisors of its selection, and make copies of books and records of the Company to the extent reasonably relating to such Member's Membership Interest; provided, that such right shall not include access to or the right to inspect or copy any attorney-client privileged information, trade secrets, personally identifiable information or personal information (including financial statements of Members or their Affiliates), or other information that by law is privileged or protected or that would otherwise be detrimental to the Company as reasonably determined by the Manager, and provided further that the Manager may require that a Member sign a reasonable non-disclosure and non-use agreement (before disclosing any trade secrets, competitively sensitive or proprietary information (including templates, processes, procedures, manuals, know-how, etc.)) of the Manager or its Affiliates provided or used for the benefit of the Company to the extent such information is not already subject the confidentiality provisions set forth in Section 19.14. Any such inspection shall not occur more than annually and shall be made only after not less than twenty-one (21) days' written notice of such inspection is provided to the Manager by the Member exercising such right of inspection; provided that any such inspection or copying is conducted in a manner which does not unreasonably interfere with the Company's business. Each Member acknowledges and agrees that it will keep all information received pursuant to this Section 15.2 confidential in accordance with Section 19.14 and the terms of any other agreement entered into by such Member and the Company or other Members which restricts the disclosure or use of confidential information of the Company.

Section 15.3   Tax returns and Elections. The United States federal income tax returns for the Company and all other tax returns of the Company shall be prepared at the Company's expense as directed by the Manager. The Manager shall prepare and file, or cause to be prepared and filed, each tax return in a manner consistent with the provisions in this Agreement. The Manager may extend the time for filing any such tax returns as provided for under applicable statutes; provided that, in the event of any such extension, the Manager shall use commercially reasonable efforts to provide the other Members with an estimated Schedule K-1 not later than ninety (90) days following the end of the Fiscal Year. At the Company's expense, the Manager shall cause the Company to retain an accounting firm to prepare or review and sign the necessary federal and state income tax and information returns for the Company.   Each Member shall provide such information, if any, as may be reasonably needed by the Company for purposes of preparing such tax returns; provided that such information is readily available from regularly maintained accounting records. Any Form 1065 or Schedule K-1 will not be filed any later than the due date (including any applicable extensions).

Section 15.4   Partnership Status and Tax Elections.

(a)   The Members intend that the Company will be taxed as a partnership for United States federal, state and local income tax purposes. The Members agree not to elect to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute and agree not to elect for the Company to be treated as a corporation, or an association taxable as a corporation, under the Code or any similar state statute.

(b)   The Company will make the following elections on the appropriate tax returns:

(i)   elections necessary to effectuate Section 15.1;

(ii)   to elect to amortize the organizational expenses of the Company ratably over a period of one hundred eighty (180) months as permitted by Section 709(b) of the Code; and

(iii)   any other election the Manager may deem appropriate, except as otherwise expressly provided in this Agreement.

Section 15.5   Company Representative.

(a)   Appointment and Authority. The Members hereby agree that the Manager shall be the Company Representative (as defined below) and shall have the authority on behalf of the Company, without any requirement of notice to, or consent of, any Members (except as may be required by applicable rules or as otherwise set forth in this Section 15.55), to take all actions and make all elections and determinations (or choose not to take any particular action or not to make any particular election, as the case may be) permitted by the Code, the Treasury Regulations and any related administrative pronouncements (or any similar state or local laws, regulations or pronouncements) to be taken by a Company Representative with respect to any audit, administrative or judicial remedy or proceeding, or other matter regarding the Company's tax returns or other tax affairs. In the event that at any time the Manager becomes unable or unwilling to act as the Company Representative, or otherwise no longer so acts or chooses to no longer so act, then the Manager (or if it is unavailable, then the Members by a Class A Majority Vote) shall select a successor Company Representative. For purposes of this Agreement, the term "**Company Representative**" means the "partnership representative" of the Company, as provided in Section 6223 of the Code. The Manager will designate an individual to act on its behalf in its capacity as the Company Representative (the "**Designated Individual**") and may name a replacement Designated Individual at any time. All elections, determinations and actions made or taken by the Company Representative, acting in its capacity as the Company Representative on behalf of the Company, shall be final and binding on the Company, the Members and former Members (to the extent the elections, determinations or actions that relate to Fiscal Years for which the former Members were Members).

(b)   Certain Actions and Elections.

(i)   In furtherance of the Company Representative's authority (and not by way of limitation), the Company Representative shall have the right, on behalf of the Company, to make an election under Section 6221(b) or Section 6226 of the Code. In the case of any such election or any other determination or action made or taken by the Company Representative, each Member agrees to take all actions requested by the Company Representative which are consistent with any such elections, determinations or actions made or taken by the Company Representative, and are deemed by the Company Representative to be necessary or appropriate, including, but not limited to, (1) promptly furnishing to the Company Representative such information and documentation that the Company Representative requests, and (2) filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the Code.

(ii)   The Company Representative shall not be required to take any actions or incur any expenses for the defense of any audit or the pursuit of any administrative or judicial remedies unless the Company has or obtains (including as provided in Section 15.5(b)(iii)(1)), sufficient funds with which to pay the expenses expected to be incurred in such activities.

(iii)   Notwithstanding any other provision of this Agreement to the contrary, in the event the Company makes a tax or other payment (including expenses of defending an audit or pursuing administrative or judicial remedies) or incurs a tax or other liability or payment obligation as a result of, or in connection with, any tax audit, administrative or judicial proceeding, or the application of the rules governing audit procedures, including an Imputed Underpayment Amount (each an "**Audit-Related Liability**") with respect to a particular taxable year, each Member agrees, whether or not such Member is a Member of the Company at the time the Company incurs the Audit-Related Liability, to promptly indemnify and hold the Company and each Member harmless from and against such Member's share of any such Audit-Related Liability (as such share is determined in good faith by the Manager and, if different, the Company Representative, based upon this Agreement, the tax returns of the Company, and any other relevant agreements or documents). Each Member further agrees that (1) the Company Representative may require that each Member's share of any Audit-Related Liability be contributed or paid to the Company prior to the Company's payment of such Audit-Related Liability, at the time and on the terms determined by the Company Representative, (2) the Manager may take into account such Member's share of any Audit-Related Liability as an offset against any Company distributions otherwise to be made to such Member thereafter, or may treat such Member's share of the Audit-Related Liability as a distribution to such Member by canceling such Member's share of the Audit-Related Liability, (3) such Member's obligations pursuant to this Section 15.5 and Section 15.6 shall survive the transfer of all or any portion of its Membership Interest in the Company, its withdrawal from the Company, the termination of this Agreement, or the dissolution or termination of the Company, and (4) if such Member acquired its Membership Interest in the Company from a former Member which was a Member during the taxable year with respect to which the Audit-Related Liability arose, then both such Member and the former Member shall be jointly and severally liable for the former Member's share of the Audit-Related Liability.

(iv)   The Members acknowledge that the Company may elect the application of Section 6226 of the Code for any taxable year. This acknowledgement applies to each Member whether or not the Member owns a Membership Interest in both the reviewed year and the year of the tax adjustment. If the Company elects the application of Section 6226 of the Code, the Members shall take into account and report to the IRS (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b), whether or not the Member owns a Membership Interest at such time. Any Member that fails to report its share of such adjustments on its tax return shall indemnify and hold harmless the Company, the Manager, the Company Representative, the Designated Individual and each of their Affiliates from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company as a result of the Member's inaction.

(c)   Indemnification by Company.   The Company shall reimburse and indemnify and hold the Company Representative (and its owners, officers, directors, managers, employees and agents, including any Designated Individual) harmless from and against any claim, liability and expense (including attorneys' fees and costs) it may incur in connection with its duties as the Company Representative or Designated Individual, except for liability and expense (including attorneys' fees and costs) resulting from Excluded Claims.

(d)   Amendment.   In addition to any other rights granted to the Manager elsewhere in this Agreement to amend this Agreement, the Manager may amend this Agreement in order to reflect, implement, address and/or otherwise take into account (i) any actions or determinations authorized by this Section 15.5 or by the applicable rules governing tax audit procedures respecting the Company, as they may be modified from time to time, and (ii) any consequences or other aspects of a tax audit or administrative or judicial remedy or proceeding (including the respective responsibilities of, and allocations of tax and other items among, the Members).

Section 15.6   Cooperation. Subject to the provisions of this Article XV, each Member shall provide the Manager and Company Representative with such assistance as may reasonably be requested by the Manager or Company Representative in connection with the preparation of any tax return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to the liability for any taxes with respect to the operations of the Company.

ARTICLE XVI

ADMISSION OF MEMBERS

No Person shall be admitted to the Company as a substitute or additional Member without the prior written consent of the Manager (which consent may be withheld in the sole and absolute discretion of the Manager) subject in all cases to the provisions of Article XVII, including Section 17.6. Any Person eligible to be admitted to the Company as a substitute or additional Member pursuant to this Article XVI is hereinafter referred to as a "**Permitted New Member**." Any Person admitted to the Company as a Member shall be subject to the terms and provisions of this Agreement and shall promptly, upon the Manager's demand, execute and deliver to the Company such documents as may be necessary or appropriate, in the opinion of counsel for the Company, to reflect such Person's admission to the Company as a Member and to be bound by the terms of this Agreement.

ARTICLE XVII

TRANSFER OF MEMBERSHIP INTERESTS

Section 17.1   Transfers Generally. Except as otherwise provided in the Agreement, (a) no Member may, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise (herein collectively referred to as a "**Transfer**") all or any of the Member's Units without the prior written consent of the Manager (which consent may be given or withheld in the Manager's sole and absolute discretion) and (b) the Manager may Transfer all or any of the Manager's Units without the consent of any other Person. For the avoidance of doubt, a direct or indirect change of ownership in any Member that is an entity does not constitute a Transfer. Transfers or attempted transfers of Membership Interests in contravention of this Agreement shall be *void ab initio* and ineffective for any purpose and shall not confer on any transferee or purported transferee any rights whatsoever, except to the extent (if any) such transfer is mandated by operation of law or a final, non-appealable order of a court of competent jurisdiction, and then only to the extent necessary to give effect to the requirements of applicable law or such order. Each Member acknowledges the reasonableness of the restrictions set forth in this Article XVII and elsewhere in this Agreement in view of the relationship of the Members.

Section 17.2   Sale of the Company.

(a)   General. If the Manager approves a Sale of the Company, each direct and indirect Unit Holder shall be deemed to have provided any applicable consent to (and, if requested, to confirm such consent in writing to), and agrees to vote for (if such Unit Holder is entitled to vote thereon), and raise no objections against, such Sale of the Company, and, if applicable, each

Unit Holder shall Transfer in such Sale of the Company the Membership Interests of such Unit Holder, directly or indirectly, to a Prospective Third Party Buyer in the manner and on the terms and subject to the conditions set forth in this Section 17.2.

(b)   Notice. In connection with a Sale of the Company, the Company shall furnish a written notice (the "**Sale of the Company Notice**") to each Unit Holder. The Sale of the Company Notice shall set forth the principal terms of the proposed Sale of the Company (including, if applicable, the terms of any related Transfer) including, if applicable, (i) the Membership Interests to be acquired by the Prospective Third Party Buyer, (ii) the estimated consideration to the Unit Holders to be received in the proposed Transfer and the form of consideration to be paid by the Prospective Third Party Buyer in such transaction, (iii) the name and address of the Prospective Third Party Buyer, and (vi) all other material terms and conditions on which the Sale of the Company, including the Transfer of Membership Interests, is to occur. Each Unit Holder shall be bound and obligated by the terms of such Sale of the Company and, if applicable, will be bound and obligated to Transfer the Membership Interest of such Unit Holder on the same terms and conditions, subject to this Section 17.2.

(c)   Application of Proceeds. The proceeds of any Sale of the Company received by any Unit Holder in its capacity as such to which this Section 17.2 applies shall be allocated among the Members as if the proceeds of such Sale of the Company were paid to the Members pursuant to Section 9.1 of this Agreement in connection with a distribution by the Company and the Units of the Members included or deemed to be included in such Sale of the Company were the only outstanding Units of the Company at the time of such distribution. Any amount otherwise allocable to the Members under this Section 17.2(c) shall be subject to reduction for any tax or other amounts required to be withheld or deducted under the provisions of any documents executed in connection with the Sale of the Company or otherwise under applicable law; provided, that any such reduction shall be made on a pro rata basis among all Unit Holders. Notwithstanding anything to the contrary contained herein, in the reasonable discretion of the Manager, the proceeds with respect to a Sale of the Company may be withheld from any Unit Holder pending the execution of the deliveries set forth in Section 17.2(e) or to cover any purchase price adjustments, expenses, indemnification or such other obligations of the Company or a Unit Holder as set forth in Section 17.2(e) and Section 17.2(g).

(d)   Dissenter's Rights. Each Unit Holder hereby acknowledges and agrees that, in connection with a Sale of the Company that has been approved by the Manager, such Unit Holder is not entitled to any dissenter's rights, appraisal rights or similar rights under the Act or otherwise (all of which rights, if any, are hereby forever waived by the Members), and nothing in this Section 17.2 shall be deemed to restrict the power and authority of the Manager or to require the consent of the Members in connection with a Sale of the Company in any manner.

(e)   Further Assurances. Each Member shall take or cause to be taken all such actions requested by the Manager as may be reasonably necessary or desirable in order to expeditiously consummate a Sale of the Company pursuant to this Section 17.2, including, without limitation, executing, acknowledging and delivering transfer agreements, sale agreements, escrow agreements, consents, assignments, releases of claims relating to their interest in the Company (including claims against the Company, the Manager, the Unit Holders and the Prospective Third Party Buyer in the Sale of the Company, waivers, and any other documents or instruments which, in each case, are approved by the Manager and that are executed by the Members on the same terms and conditions (collectively, "**Sale of the Company Documents**"); furnishing information and copies of documents; filing applications, reports, returns, filings and other documents or instruments with governmental authorities; and otherwise reasonably cooperating with the Company and the Manager in furtherance of such transaction, and the power of attorney granted by each Member in Article XIII shall apply with respect to all Sale of the Company Documents and other deliverables of the Unit Holders. Each Unit Holder shall be obligated to join up to such Unit Holder's pro rata share in any purchase price adjustments, indemnification or other obligations approved by the Manager that the sellers of Units, other equity interests or assets are required to provide in connection with the Sale of the Company such that proceeds will be distributed as if they had been distributed after giving effect to such adjustments, indemnification and other obligations (other than any such obligations that relate solely to a particular Unit Holder, such as indemnification with respect to representations and warranties given by a Unit Holder regarding such Unit Holder's title to and ownership of securities, in respect of which only such Unit Holder will be liable). Notwithstanding anything to the contrary contained herein, in any Sale of the Company pursuant to this Section 17.2, no Unit Holder will be required to make any representations or warranties with respect to any Person (other than the Company). In addition, no Unit Holder participating in such Sale of the Company shall be, (i) liable in respect of any indemnification provided in connection with such Sale of the Company (A) in the case of a breach by such Unit Holder of any of its representations, warranties, covenants or agreements, in excess of the consideration to be received by such Unit Holder in such Sale of the Company and, in all other cases (including with respect to a breach by the Company of any of its representations, warranties, covenants or agreements), in excess of such Unit Holder's pro rata share of such indemnification obligation (based on proceeds to be received) and, in any event, not to exceed the consideration received by such Unit Holder in such Sale of the Company, (B) for the breach of any representations or warranties made by any other Unit Holder as to such Unit Holder, and (C) other than on a several (and not a joint and several) basis with the other Unit Holders required to participate in any hold-back, escrow, contingent consideration or other similar items relating to such Sale of the Company in excess of such Unit Holder's pro rata participation in the Sale of the Company (based on proceeds to be received), and (ii) required to agree to, or be deemed to have agreed to, any non-compete, non-solicitation and other similar restrictions, unless otherwise determined by the Manager on a case-by-case basis.

(f)   Process.   The Manager shall, in its sole and absolute discretion, decide whether or not to pursue, consummate, postpone or abandon any Sale of the Company and the terms and conditions thereof. Neither the Manager nor any of its Affiliates shall have any liability to any other Unit Holders arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any Sale of the Company so long as the provisions of this Section 17.2 have been complied with.

(g)   Expenses.   Each Unit Holder shall pay its pro rata share (as if such expenses reduced the aggregate proceeds available for distribution or payment to the Unit Holders) of the third-party expenses reasonably incurred by the Unit Holders pursuant to a Sale of the Company to the extent such expenses are incurred for the benefit of all Unit Holders (as determined by the Manager). Expenses incurred by any Unit Holder on its own behalf (including the fees and disbursements of counsel, advisors and other Persons retained by such holder in connection with a Sale of the Company) and not for the benefit of all Unit Holders, to the extent not paid by the Company, will be the responsibility of such Unit Holder.

(h)   Closing. The closing of a Sale of the Company shall take place at such time and place as the Manager will specify by notice to each participating Unit Holder. At the closing of such Sale of the Company, each participating Unit Holder shall, if applicable, deliver the certificates evidencing the Units to be Transferred by such Unit Holder, duly endorsed for transfer with signature guaranteed, free and clear of any liens or encumbrances, with any necessary transfer tax stamps affixed, against delivery of the applicable consideration.

Section 17.3   Further Restrictions on Transfer. In addition to other restrictions found in this Agreement, unless otherwise permitted by the Manager in its sole and absolute direction, no Member shall Transfer all or any part of its Units:

(a)   without registration under applicable federal and state securities laws, or unless such Member delivers an opinion of counsel satisfactory to the Manager that registration under such laws is not required (except to the extent the Manager deems such registration and opinion to be unnecessary);

(b)   (i) on or through a U.S. national, regional or local securities exchange, a non-U.S. securities exchange, or an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers, (ii) through or on behalf of, a Person, such as a broker or a dealer, making a market in Membership Interests in the Company, or a Person that makes available to the public bid or offer quotes with respect to Membership Interests in the Company, (iii) on or through an "established securities market" or a "secondary market or the substantial equivalent thereof," as those terms are used in section 1.7704-1 of the Treasury Regulations, or (iv) in any other manner if the Manager determines that such Transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code or could otherwise cause the Company to no longer be treated as a partnership for federal income tax purposes;

(c)   if the Manager determines that such Transfer would have any other material and adverse federal income tax consequences to the Company or any Member (other than the Transferring Member), unless the Transferring Member reasonably compensates the non-Transferring Member or the Company, as applicable, for such adverse consequences;

(d)   if the Manager determines that such Transfer would cause the Company to be required to register as an "investment company" under the Investment Company Act of 1940, as amended;

(e)   to a Person other than a Person that is a "United States person" as defined in Code Section 7701(a)(30) or is disregarded as an entity separate from a "United States person" for U.S. federal income tax purposes; or

(f)   if the Manager determines that such Transfer would be a violation of law or is reasonably likely to subject the Property, the Company, the Manager, the Members or any of their respective Affiliates, or any Member or any Affiliate of any Member to any material regulatory requirement to which it would not otherwise be subject, or that is reasonably likely to materially increase any regulatory requirement beyond what it would otherwise have been.

Section 17.4   Transfers Upon Bankruptcy, Dissolution, Etc. The Bankruptcy, dissolution, liquidation or termination of a Member shall not cause the termination or dissolution of the Company and the business of the Company shall continue.

Section 17.5   No Security Interests. No Member may grant any security interest in any Membership Interest without the prior written consent of the Manager.

Section 17.6   Overriding Restrictions on Transfer. Notwithstanding any other provisions of this Article XVII above, no Transfers of any Membership Interests may be made if such Transfer would violate any restrictions on Transfers in any agreements to which the Company is a party or by which the Company is bound, and all such Transfers shall be *void ab initio* and ineffective for any purpose and shall not confer on any transferee or purported transferee any rights whatsoever.

ARTICLE XVIII

LIQUIDATION AND DISSOLUTION OF COMPANY

Section 18.1   Dissolution Events.   Subject to Section 18.2, the Company shall be dissolved and terminated in the manner hereinafter provided only upon the happening of any of the following events:

(a)   Upon the written determination of a Class A Majority Vote; or

(b)   After the disposition of all or substantially all of the Company's property at such time as is reasonably determined by the Manager, including after the expiration of any indemnification obligations of the Company to the buyer of the Project.

Section 18.2   Method of Liquidation.

(a)   Generally.   Upon the happening of any of the events specified in Section 18.1, the winding up of the Company's affairs shall be supervised by a liquidator. The liquidator shall be the Manager (the "**Liquidator**"). The Liquidator shall immediately commence to wind up the Company's affairs and shall liquidate the assets of the Company as promptly as possible to the extent necessary to satisfy the debts and obligations of the Company. Until final distribution, the Liquidator shall continue to operate and manage the Company's assets with all of the power and authority of the Manager hereunder. The steps to be accomplished by the Liquidator are as follows:

(i)   Pay Debts. The Liquidator shall pay all of the debts and liabilities of the Company or otherwise make adequate provision therefor (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the Liquidator may reasonably determine, which cash reserves shall be distributed in accordance with this Section 18.2(a) when the Manager determines that such reserves are no longer required);

(ii)   Sale of Company Property. The liquidator may sell any or all Company property for what the liquidator believes in good faith to be its fair market value, and the fair market value of such property that has not been sold shall be determined the Liquidator in good faith or by an independent appraiser appointed by the Liquidator; and

(iii)   Distribute Assets.   All remaining assets of the Company shall be distributed as follows:

(A)   First, to creditors (other than Members and former Members) in satisfaction of all of the Company's debts and other liabilities (whether by payment or the making of reasonable provision for payment thereof to the extent required by the Act), other than liabilities for distribution to Members under the Act;

(B)   Second, to Members and former Members of the Company in satisfaction of debts owed to such Persons and liabilities for distribution under the Act; and

(C)   The balance, if any, to the Members in the order and priority set forth in Section 9.1.

(b)   Distributions in Kind.   If the Company makes distributions in kind of Company property which secures indebtedness, each of the Members receiving the distribution of property subject to the indebtedness will be severally liable (as among each other, but not for the benefit of others) for such Member's proportionate share of the indebtedness, provided that no Member will be deemed to have assumed any liability on any indebtedness secured by property distributed to any Member for which the Member is not liable under the terms of the instrument creating the indebtedness, and provided that the liability of each Member to other Members for indebtedness secured by property distributed to such Member will be limited to the value of such Member's interest in the property.   Indebtedness secured by property distributed to Members in kind need not be discharged out of the proceeds of liquidation of the Company.   To the extent reasonably possible, distributions in kind, if any, shall be made among the Members in a manner that is neither discriminatory nor preferential.

Section 18.3   Date of Termination.   The Company shall be terminated and dissolved when all of the cash or property available for application and distribution under Section 18.2 shall have been applied and distributed in accordance with such Section 18.2.   The establishment of any reserves in accordance with the provisions of Section 18.2 shall not have the effect of extending the term of the Company, but any such reserve shall be distributed in the manner provided in Section 18.2 upon expiration of the need for the reserve.   When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, the Manager shall cause to be filed with the Secretary of Georgia a Certificate of Termination, in accordance with Georgia Act Section 14-11-610.

Section 18.4   Waiver of Judicial Dissolution.   The Members agree that irreparable damage would occur if any Member should bring an action for judicial dissolution of the Company and that this Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Membership Interests of all Members.   Accordingly, except where the Manager has failed to liquidate the Company as required by Section 18.1, each Member hereby waives and renounces such Member's right to seek a court decree of dissolution or to seek the appointment by a court of a liquidator for the Company and agrees that if such Member would have cause to seek judicial dissolution pursuant to the Act, such Member shall submit the basis for seeking dissolution to resolution pursuant to Section 19.8.


ARTICLE XIX

MISCELLANEOUS


Section 19.1 Notices. Any notices required or permitted to be given under this Agreement shall be in writing and shall be given by addressing the same to such other parties at the address set forth below or to such other address provide by a party pursuant to a notice given in accordance with this Section 19.1. Such notices shall be given by (1) overnight or highest priority expedited delivery by an internationally recognized air freight courier service (e.g., UPS, Federal Express, DHL), (2) delivery of the same personally to such other party, or (3) transmitting by email and mailing the original or sending the original pursuant to clause (1) of this Section 19.1 above. Any such notice shall be deemed to have been given three (3) days after timely delivery to an internationally recognized air freight courier service; or if by personal delivery, upon such delivery; or if by email, the day of transmission if made within customary business hours in the location of the recipient (with a confirmation of delivery generated by the sending machine and the sending of the original in accordance with clause (1) of this Section 19.1 above), or if not transmitted within customary business hours, the following business day.

Notices to the Company or the Sponsor

c/o Solariant Capital, LLC
301 N. Lake Ave.
Suite 950
Pasadena, CA 91101
Attention: Manager
E-mail: dkim@solariant.com

Notices to any other Member shall be addressed and delivered to the address contained in the Company's books and records, including in the Member's Subscription Agreement or investor questionnaire.

Section 19.2 Amendments; Waivers.

(a) Except for amendments which the Manager may make acting alone and with no other approvals, to reflect (i) permitted Transfers, (ii) admissions of Permitted New Members as Members, and (iii) any other modifications to this Agreement which by the express terms hereof may be made solely by the Manager (the "**Manager Approved Amendments**"), an amendment of this Agreement will be valid and binding upon the Members only if signed by the Manager and approved by a Class A Majority Vote (the "**Manager and Class A Majority Vote Approved Amendments**"); provided, that any Manager and Class A Majority Approved Amendments shall also be subject to Section 19.2(b). No waiver of any term of this Agreement will be effective unless approved by the Manager.

(b)   (i) no Manager and Class A Majority Vote Approved Amendments, to the extent they would require any Member to make any Capital Contributions or loans to the Company not provided for in this Agreement, shall be binding on a Member without the approval of such Member and (ii) no Manager and Class A Majority Vote Approved Amendments, to the extent they would disproportionately materially adversely affect a Member in relation to the other Members (subject to the different voting rights between the Class A Units and the Class B Units), shall be binding on such Member without the approval of such Member. For the avoidance of doubt, this Section 19.2(b) shall not in any way affect the right of the Manager to make the Manager Approved Amendments without any other approvals.

(c)   Notwithstanding the preceding provisions of this Section 19.2, the Manager may amend this Agreement (i) to reflect actions taken in accordance with this Agreement, (ii) to correct any errors or inconsistencies, or clarify any ambiguities in this Agreement, (iii) to modify any provisions in this Agreement as determined by the Manager to be necessary or appropriate to comply with any laws, regulations or other authority, including but not limited to applicable securities laws, money-laundering laws or applicable tax laws, regulations or other authority governing the allocations of partnership tax items among the Members relating to Capital Accounts, or other tax matters, or (iv) in any manner that does not materially and adversely affect the Members.

(d)   Subject to Section 19.2(b), all amendments to this Agreement made in accordance with this Agreement shall be binding on all Members.

Section 19.3   Binding Effect. This Agreement will inure to the benefit of and will be binding upon the Members, their legal representatives, Permitted New Members, heirs, administrators, and other successors and permitted assigns.

Section 19.4   Counterparts. Any number of counterparts of this Agreement may be executed. Each counterpart will be deemed to be an original instrument and all counterparts taken together will constitute one agreement. All Members shall be bound by this Agreement irrespective of such Person's signing or not signing a counterpart of this Agreement. Counterparts delivered by facsimile or other electronic means (including in .pdf, .jpg, DocuSign or otherwise) shall be deemed original counterparts for all purposes hereunder and shall constitute enforceable original documents.

Section 19.5   Construction; Gender. The titles of the Sections in this Agreement have been inserted as a matter of convenience of reference only and do not affect the meaning or construction of any of the provisions in this Agreement. Words such as "herein," "hereinafter," "hereof," "hereto" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires. Any reference to the Code, the Act, or other statutes or laws or any agreement shall include all amendments, modifications, or replacements of the specific sections and provisions concerned or of any such agreement. The conjunctive "or" shall mean "and/or" unless otherwise required by the context in which the conjunctive "or" is used. The word "include(s)" means "include(s) without limitation" and the word "including" means "including" or "including but not limited to." This Agreement has been negotiated at arm's length and each party has been represented by independent legal counsel in this transaction. Accordingly, each party hereby waives any benefit under any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party drafting it. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the purposes of the parties and this Agreement. Words used in this Agreement in any gender will be deemed to include the masculine, feminine and neuter gender; singular words will include the plural and plural words will include the singular.

Section 19.6   Governing Law; Jurisdiction.   THIS AGREEMENT IS TO BE GOVERNED BY THE LAWS OF THE STATE OF GEORGIA, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS THEREOF. Each of the Manager and Members consents to binding arbitration as provided in Section 19.8 for any dispute among any of the Manager or Members arising out of matters related to this Agreement or the Company. Each of the Manager and Members waives the right to commence an action in connection with this Agreement in any court and expressly agrees to be bound by the decision of the arbitrator determined in Section 19.8. The waiver in this Section 19.6 will not prevent the Manager or any Member from commencing an action in any court for the sole purposes of enforcing the obligation of the Manager or any Member to submit to binding arbitration or the enforcement of an award granted by arbitration herein.

Section 19.7   Waiver of Jury Trial. To the maximum extent permitted by applicable law, each Member irrevocably waives all rights it may have to a jury trial. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY EACH MEMBER, AND EACH ACKNOWLEDGES THAT NEITHER MANAGER NOR ANY OTHER MEMBER NOR ANY PERSON ACTING ON BEHALF OF MANAGER OR ANY OTHER MEMBER HAS MADE ANY REPRESENTATION OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. EACH MEMBER FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER, BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. EACH MEMBER FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER PROVISION.

Section 19.8   Arbitration.

(a)   ANY CONTROVERSY, CLAIM OR DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ALLEGED BREACH HEREOF (A "**DISPUTE**") SHALL BE DETERMINED BY BINDING ARBITRATION.   THE ARBITRATION SHALL BE HELD IN LOS ANGELES COUNTY, CALIFORNIA BEFORE A SINGLE ARBITRATOR AND ADMINISTERED BY JAMS PURSUANT TO ITS COMPREHENSIVE ARBITRATION RULES & PROCEDURES ("**RULES**") WHICH ARE IN EFFECT AT THE TIME OF THE ARBITRATION OR THE DEMAND THEREFOR. THE RULES ARE HEREBY INCORPORATED BY REFERENCE. NOTWITHSTANDING ANY RULE TO THE CONTRARY, ANY ARBITRATION HEREUNDER SHALL NOT BE DETERMINED BY THE EXPEDITED PROCEDURES SET FORTH IN THE RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS THE PARTIES TO THE DISPUTE AGREE UPON OR AS THE ARBITRATOR REASONABLY DEEMS APPROPRIATE. THE ARBITRATOR SHALL BE A RETIRED TRIAL OR APPELLATE COURT JUDGE OR JUSTICE. SUBJECT TO THE LAST SENTENCE OF THIS SECTION 19.8(a), THE PARTIES

TO THE DISPUTE INITIALLY SHALL EACH PAY ONE-HALF OF THE COSTS OF THE ARBITRATOR, ANY ROOM CHARGES AND OTHER COSTS OF THE ARBITRATION, AND, SUBJECT TO THE LAST SENTENCE OF THIS SECTION 19.8(a), EACH PARTY SHALL PAY ITS RESPECTIVE ATTORNEYS' FEES OR FILING FEES ASSOCIATED WITH, THE ARBITRATION. THE ARBITRATOR SHALL APPLY THE SUBSTANTIVE LAW (AND THE LAW OF REMEDIES, IF APPLICABLE) OF GEORGIA (WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES) AND, IF APPLICABLE, FEDERAL LAW TO THE DISPUTE. IN REACHING A DECISION, THE ARBITRATOR SHALL HAVE NO AUTHORITY TO CHANGE, EXTEND, MODIFY OR SUSPEND ANY OF THE TERMS OF THIS AGREEMENT. THE ARBITRATOR SHALL MAKE A WRITTEN AWARD WHICH DISPOSES OF ALL OF THE CLAIMS AND WHICH INCLUDES A CONCISE STATEMENT OF REASONS FOR THE AWARD AND STATES THE ESSENTIAL FINDINGS AND CONCLUSIONS UPON WHICH THE AWARD IS BASED. JUDGMENT MAY BE ENTERED UPON ANY SUCH AWARD IN ACCORDANCE WITH APPLICABLE LAW IN ANY COURT HAVING JURISDICTION THEREOF, EVEN IF A PARTY WHO RECEIVED NOTICE UNDER THE RULES FAILS TO APPEAR AT THE ARBITRATION HEARING(S). IN THE EVENT THAT ANY COURT OR ARBITRATION PROCEEDING IS BROUGHT UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE PREVAILING PARTY IN ANY SUCH PROCEEDING SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ALL COSTS, EXPENSES, AND FEES, INCLUDING WITHOUT LIMITATION REASONABLE ATTORNEYS' FEES AND EXPERT FEES, AND THE COSTS OF ARBITRATION, INCIDENT TO ANY SUCH PROCEEDINGS.

(b) THE PARTIES HAVE READ AND UNDERSTAND THE FOREGOING AND HAVE AGREED TO SUBMIT DISPUTES ARISING OUT OF THIS AGREEMENT TO ARBITRATION AS PROVIDED ABOVE. THE PARTIES EACH UNDERSTAND AND ACKNOWLEDGE THAT BY AGREEING TO ARBITRATION, THEY ARE WAIVING ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY OR A TRIAL IN A COURT OF LAW OR EQUITY.

Section 19.9 Other Instruments. The Members will not unreasonably refuse to execute other agreements and instruments that the Manager determines to be appropriate to carry out this Agreement or any provision of this Agreement.

Section 19.10 Indemnification by the Sponsor.

(a) Indemnification by the Members. Without limiting any rights under any applicable guaranty and subject to the terms and conditions of this Section 19.10, and subject and subordinate to the provisions of Section 10.7, the Sponsor (the "**Indemnitor**") shall indemnify, defend, reimburse and hold harmless the other Members and their respective parent or subsidiary companies, partners and other Affiliates, and their respective officers, directors, members, employees, attorneys, contractors and agents (collectively, the "**Indemnitees**" and, individually, an "**Indemnitee**"), from and against any and all Claims of any nature whatsoever, asserted against, resulting to, imposed upon, or incurred by any Indemnitee, directly or indirectly, by reason of or resulting from any breach by the Indemnitor of its representations and warranties or obligations contained in this Agreement, including breach of the Manager's Duties (collectively, "**Member Claims**").

(b)   Procedures for Indemnification With Respect to Third Party Claims.

(i)   Notice of Third Party Claims. If any legal proceedings shall be instituted or any claim or demand shall be asserted by any third Person (each, a "**Third Party Claim**") in respect of which indemnification may be sought by any Indemnitee under this Section 19.10, the provisions of Section 10.7 shall apply with respect to such Third Party Claims. The Indemnitee shall promptly notify the Indemnitor of such Third Party Claim.

(ii)   Payment upon Final Judgment. After final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnitee and the Indemnitor shall have arrived at a mutually binding agreement with respect to each separate matter indemnified by such Indemnitor under this Section 19.10, the Indemnitee shall forward to such Indemnitor notice of any sums due and owing by such Indemnitor with respect to such matter, and such amount shall be paid by the Indemnitor as required by such final judgement or award or mutually binding agreement within twenty (20) Business Days of such notice. If any such amount is not paid with in such twenty (20) Business Day period, the overdue amount shall accrue interest at a rate of 5% per annum, compounded monthly, until paid, or the highest rate permitted by law without constituting usury, whichever is lower.

(c)   After-Tax Basis. For tax reporting purposes, to the maximum extent permitted by the Code, each Party agrees to treat all indemnity amounts paid under any of the provisions of this Section 19.10 as an adjustment to the Capital Contribution made in exchange for the Membership Interests (or otherwise as a non-taxable reimbursement, contribution or return of capital, as the case may be). To the extent any such indemnification payment is includable as income of an Indemnitee as determined by agreement of the Parties (which income would not have otherwise been includable as income of an Indemnitee in the absence of this Section 19.10), or if there is no agreement, by an opinion of a nationally-recognized tax counsel selected jointly by the Parties that such amount is "more likely than not" includable as income of such Indemnitee (which income would not have otherwise been includable as income of such Indemnitee in the absence of this Section 19.10), the amount of the payment shall be increased by the amount of any federal income tax required to be paid by the Indemnitee or its Affiliates on the receipt or accrual of the indemnification payment, including, for this purpose, the amount of any such tax required to be paid by the Indemnitee on the receipt or accrual of the additional amount required to be added to such payment pursuant to this Section 19.10, assuming full taxability, using an assumed tax rate equal to the highest marginal rate then applicable to U.S. corporations. If an opinion is delivered in accordance with the foregoing sentence, the Indemnitee shall report the relevant indemnification payments as income consistent with such opinion and otherwise act in a manner consistent with such opinion. Any payment made under this Section 19.10 shall be reduced by the present value (as determined on the basis of a mutually agreed discount rate and the same assumptions about taxability and tax rates) of any federal income tax benefit to be realized by the Indemnitee or its Affiliates by reason of the facts and circumstances giving rise to such indemnification.

(d)   Remedies. Without limiting the rights and remedies available to the Members under any guaranty, the remedies of the Indemnitees under this Section 19.10 are the sole and exclusive remedies that the Indemnitees may have under this Agreement for the recovery of monetary damages with respect to any breach or failure by the Sponsor to perform any covenant or agreement in this Agreement other than with respect to intentional fraud, gross negligence or willful misconduct. Notwithstanding the foregoing and to the full extent permitted by law or equity, the Indemnitees retain all rights and remedies enforceable in a court of equity, or other tribunal with jurisdiction, by a decree of specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith.

(e)   Survival. All representations, warranties, covenants and obligations made or undertaken by a Party in this Agreement are material, have been relied upon by the other Parties and shall survive until the expiration of the applicable statute of limitations.

Section 19.11 Prior Agreements Superseded. The Prior Operating Agreement was incorrectly dated as of August 23, 2022, rather than August 24, 2022. This Agreement supersedes any prior understandings or written or oral agreements (including the Prior Operating Agreement) between the Members respecting the subject matter of this Agreement and contains the entire understanding between the Manager and the Members with respect thereto.

Section 19.12 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws during the term hereof, that provision shall be fully severable, this Agreement shall be construed and enforced as if that illegal, invalid or unenforceable provision had never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar to the illegal, invalid and unenforceable provision as may be possible.

Section 19.13 Prohibited Persons and Transactions. Each Member, severally represents that neither it nor any of its Affiliates, nor any of their respective partners, members, shareholders or other equity owners, and none of their respective employees, officers, directors, representatives or agents, is, nor will they become, a Person with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control ("**OFAC**") of the Department of the Treasury (including those named on OFAC's Specially Designated and Blocked Persons List) or under any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action and is not and will not engage in any dealings or transactions or be otherwise associated with such Persons.

Section 19.14 Confidentiality.

(a)   Duty of Confidentiality. Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential**

Information"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, without the written consent of the Manager in the Manager's sole and absolute discretion, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company), including, without limitation, use for personal, commercial or proprietary advantage or profit, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

        (b)   Permitted Disclosures. Nothing contained in Section 19.14(a) shall prevent or restrict: (i) any Member from disclosing Confidential Information upon the order of any court or administrative agency; (ii) any Member from disclosing Confidential Information (A) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member or (B) in compliance with requirements of any applicable laws or rule or regulation of any stock exchange, the National Association of Insurance Commissioners or other regulatory authority having jurisdiction over such Member; (iii) any Member from disclosing Confidential Information to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) any Member from disclosing Confidential Information to the extent necessary in connection with the exercise of any remedy hereunder; (v) any Member from disclosing Confidential Information to such Member's directors, officers, employees, consultants, financial or tax advisors, counsel, accountants and other agents (the "**Representatives**") who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 19.14 as if a Member; (vi) any Member from disclosing Confidential Information to any potential transferee in connection with a proposed sale of such Member's Membership Interests in the Company or the Project (any potential buyer to which any Confidential Information is provided must first execute and deliver a confidentiality agreement reasonably acceptable to the Manager); provided, that in the case of clause (i), (ii)(A) or (iii), such Member shall notify the Manager of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

        (c)   Exceptions. Confidential Information does not include information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member (or its Affiliates) in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Members or any of their respective Representatives, provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

        (d)   Survival of Obligations. The obligations of each Member under this Section 19.14 shall survive for so long as such Member remains a Member, and for five (5) years following the earlier of (i) termination, dissolution, liquidation and winding up of the Company, (ii) the withdrawal of such Member from the Company, and (iii) such Member's Transfer of its Membership Interests.

(e)   Key Personnel. All personnel of the Sponsor working on the Project shall be required to sign a confidentiality agreement with the Company, which confidentiality agreement will be consistent with this Section 19.14.

Section 19.15 No Third-Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the Company and the parties hereto, and their respective successors and assigns and parties expressly entitled to indemnification thereunder, subject to the express provisions hereof relating to successors and assigns and parties expressly entitled to indemnification hereunder, and no other Person shall have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise. This Agreement is not intended for the benefit of a creditor who is not a Member and does not grant any rights to, or confer any benefits on, any Person who is not a party hereto or the Company, except as expressly provided herein.

Section 19.16 Time of the Essence. Time is of the essence of this Agreement; provided, that in the event the date for performance of any obligation hereunder shall fall on a non-Business Day, that obligation shall be performable on the next following Business Day.

Section 19.17 Representation by Legal Counsel. Each Member has been represented by its own legal counsel in the negotiation and drafting of this Agreement or has knowingly elected to not be represented by legal counsel.

[Signature Page and Exhibits follow]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the Effective Date.

SPONSOR (AS A MEMBER AND AS THE MANAGER)

TWO RIVERS SOLAR HOLDINGS LLC

By: SOLARIANT HOLDINGS, LLC, Manager

              By: SOLARIANT CAPITAL, LLC, Manager

              By: /s/ *Daniel Kim*

              Name: Daniel Kim

              Title: Managing Member

EXHIBIT C

<u>Two Rivers Solar CF SPV I LLC Amended and Restated Limited Liability Company Operating Agreement</u>

(See Attached)

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

TWO RIVERS SOLAR CF SPV I LLC,

A GEORGIA LIMITED LIABILITY COMPANY

DATED AS OF

May 24, 2024

TABLE OF CONTENTS

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
TWO RIVERS SOLAR CF SPV I LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT is effective as of the date set forth on the cover page to this Agreement (the "**Effective Date**") by and among Solariant Capital, LLC, a California limited liability company (the "**Manager**"), and each of the other Persons that become a party to this Agreement as a Member (collectively, the "**Members**"), pursuant to the Georgia Limited Liability Company Act (the "**Act**") with reference to the Recitals set forth below:

RECITALS

A. The Company was formed on February 29, 2024, as a Georgia limited liability company under and pursuant to the Georgia Limited Liability Company Act (the "Act"). On the same day, the Manager executed and entered into that certain Limited Liability Company Agreement of the Company dated February 29, 2024 (the "**Prior Operating Agreement**").

B. The Company was formed as a crowdfunding vehicle in accordance with Rule 3a-9 of the Investment Company Act of 1940, as amended (17 CFR § 270.3a-9) ("**Rule 3a-9**"), to invest in the Class B Units of Two Rivers Solar LLC, a Georgia limited liability company (the "**Project Company**"). The Project Company has or will have the right to develop and construct an 80 MWac photovoltaic project (the "**Project**") on that certain real property located at 18000 GA-40, Kingsland, Camden County, Georgia (the "**Property**").

C. The Project Company is governed by that certain Amended and Restated Limited Liability Company Operating Agreement dated May 21, 2024, to which the Company is a party as a member of the Project Company (the "**Project Company Operating Agreement**"). The sole manager of the Project Company under the Project Company Operating Agreement is Two Rivers Solar Holdings LLC, a Delaware limited liability company, which is an Affiliate of the Manager.

D. In furtherance of the Company's business as described in paragraph B above and Section 1.2 below, the parties hereto desire to enter into this Agreement to set forth the respective rights, powers, and interests of the Members and the Manager with respect to the Company and provide for the management of the business and operations of the Company.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

NAME AND PURPOSE, AND FUNCTIONS OF THE COMPANY

Section 1.1   Name. The name of the Company is **Two Rivers Solar CF SPV I LLC**. The name of the Company may be changed to such other name or names as complies with law as determined by the Manager from time to time.

Section 1.2   Purpose. The Company is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Class B Units issued by the Project Company (the "**Project Company Securities**") and raising capital in one or more offerings made in compliance with 17 CFR § 227.100 through 227.504 ("**Regulation Crowdfunding**"), and in accordance with Rule 3a-9 of the Investment Company Act of 1940, as amended (17 CFR § 270.3a-9).

(a)   Each Member of the company acknowledges, represents, warrants and agrees that:

(i)   such Member has reviewed the documentation by which the Company will invest in the Project Company Securities and agrees that the terms of such investment documentation are acceptable to Member to the extent of Member's investment in the Company;

(ii)   such Member has carefully and thoroughly read the Project Company Operating Agreement, and fully understand its meaning and content;

(iii)   such Member understands that, to the extent that the Company's units are converted into Projected Company Securities, which may occur at the election of the Manager in consultation with the manager of the Project Company, that the Company may distribute to the Member, on a one-to-one basis, the Company's Project Company Securities in redemption of the Member's Units of the Company, with the result that the Member shall be a direct holder of Project Company Securities and the Member's Units of the Company shall be cancelled and terminated (the "**Redemption Distribution**"). To the extent applicable, each Member hereby grants to Manager all permissions, power of attorney, and proxy rights reasonably necessary for Manager to accept, assign, and/or transfer to each Member any Securities or interests in the Project Company and to redeem such Member's Units of the Company to accomplish the Redemption Distribution.

(iv)   such Member understands that an Affiliate of the Manager of the Company is also the sole manager of the Project Company under the Project Company Operating Agreement and that in such Affiliate's capacity as the sole

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manager of the Project Company, such Affiliate may make decisions on behalf of the Project Company and its members as a whole that may not be in the best interest of the Company or that may be different from a decision that such Affiliate might make if the sole manager of the Project Company was not an Affiliate of the Manager; and

(v) such Member understands that in addition to the actual or potential conflict of interest described in clause (iv) of this Section 1.2(a) above, that there may be other actual or potential conflicts of interest that exist or that may arise and hereby forever waives, to the maximum extent permitted by law, all such actual and potential conflicts of interest and any claims of breach of duty (fiduciary or otherwise) arising from any actions taken by such Affiliate of the Manager in its capacity as the sole manager of the Project Company.

Section 1.3   Functions. The Manager shall ensure, in accordance with Rule 3a-9 and the Act, that the Company:

(a)   performs any and all actions necessary to ensure that the Company remains in good standing under the Act;

(b)   receives a written undertaking from the Project Company to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and that any compensation paid to any person operating the Company is paid solely by the Project Company;

(b)   holds only the Project Company Securities sold in the Project Company's Regulation Crowdfunding offering solely for the benefit of the Members but will not receive or hold any related funds.

(c)   seeks instructions from the holders of its securities with regard to participating in tender or exchange offers or similar transactions conducted by the Project Company and participates in such transactions only in accordance with such instructions;

(d)   receives, from the Project Company, all disclosures and other information required under Regulation Crowdfunding and the Company promptly provides such disclosures and other information to its Members and potential Members and to relevant intermediaries; and

(e)   provides to each Member the right to participate in the Company's management, to the extent the Units (and the Project Company Class B Units which the Company will acquire with the proceeds of any Regulation Crowdfunding Offering of the Units) provide management participate rights (e.g., voting rights), as if he or she had invested directly in the Project Company, and provides to each Member any information that it receives from the Project Company as a holder of record of the Project Company's Class B Units.

ARTICLE II

FORMATION OF THE COMPANY; UNITS

Section 2.1 <u>Formation</u>. The Company was formed as a limited liability company in the State of Georgia under the Act on February 29, 2024.

Section 2.2 <u>Units</u>.

(a) *One Class of Units; Rights*. The Membership interests in the Company shall be divided into and represented by one class of Units. A maximum of 3,000,000 Units are hereby authorized (the "**Units**").

(b) *No Information Rights in the Project Company; Voting*. Each Member hereby agrees that it shall have no access to or right to request or receive any information from Project Company as a result of its interest in the Company. Each Member hereby agrees that it shall have no voting rights associated with its membership interests in the Company and shall have no voting rights with respect to the Project Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from a Project Company other than rights or information incident to its ownership of the Project Company Securities. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Project Company. The Manager shall have the sole and exclusive right to vote (or abstain from voting) the Securities owned by the Company or to assign such voting rights to a third party, including, without limitation, any other interest holder in the Project Company. The Manager may at its sole option, but shall not be obligated to, refer any matter or proposed vote related to Project Company Securities owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in interest of the Units.

(c) *Replacement Certificates*. If certificates for the Units have been issued, the Manager shall direct that one or more new certificates be issued in place of any certificates of Units theretofore issued by the Company alleged to have been lost, stolen, or destroyed, upon the provision of an affidavit of such fact(s) by the Unit holder claiming the certificate(s) to have been lost, stolen, or destroyed. When so authorizing the issuance of one or more new certificates, the Manager may, as a condition precedent to the issuance thereof, require the owner of such allegedly lost, stolen, or destroyed certificate(s), or such owner's legal representative, to furnish the Company a bond, letter of credit, or such other financial security as the Manager may direct as indemnity, against any claim that may be made against the Company with respect to the allegedly lost, stolen, or destroyed certificate(s).

Section 2.3 <u>Continuation of the Company</u>. The Members hereby acknowledge the continuation of the Company as a limited liability company pursuant to the Act, the Certificate of Formation and this Agreement.

ARTICLE III

PRINCIPAL OFFICE; REGISTERED AGENT

The principal office of the Company is located at 301 N. Lake Avenue, Suite 950, Pasadena, CA 91101. The registered office of the Company is 11175 Cicero Drive, Suite 100, Alpharetta, GA, 30022, USA. The Company's registered agent for service of process at such Georgia address is United States Corporation Agents, Inc. The Manager may change the principal office or registered office and registered agent of the Company from time to time in accordance with the Act.

ARTICLE IV

TERM OF COMPANY

Section 4.1   Term. The term of the Company commenced upon the filing with the Georgia Corporations Division of the Company's Certificate and shall continue until the Company is dissolved in accordance with either the provisions of this Agreement or the Act.

Section 4.2   Events Affecting the Manager. Except as provided in Article X, the bankruptcy, expulsion, resignation, removal or withdrawal, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued by the Manager or any successor entity thereto.

ARTICLE V

ADMISSION OF MEMBERS

Section 5.1   Schedule of Members. The name, address, Investment Amount, Capital Contributions, and the number of Units of each Member shall be set forth on a Schedule of Members for the Company, which shall be kept on file at the principal office of the Company. The Manager shall amend the Schedule of Members with the issuance of Units related thereto, the contribution of additional Capital Contributions, the admission of any new Members, the substitution of any Member, the transfer of Units among Members, receipt by the Company of notice of any change of address of a Member or the change in the number of Units owned by any Member.

Section 5.2   Admission of Additional Members. An additional person or entity may be admitted as a Member, an existing Member may be issued additional Units, or Units may be transferred among Members, only with the express written consent of the Manager and in accordance with all other applicable terms of this Agreement. Any additional person admitted as a Member after the date of the initial closing of the Project Company's Regulation Crowdfunding offering shall execute and deliver to the Company a counterpart of this Agreement or otherwise take such actions as the Manager shall deem appropriate in order for such additional Member to become bound by the terms of this Agreement. No person or entity shall be admitted as a Member apart from an investment in any offering of securities by the Project Company and the Company

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pursuant to Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding promulgated thereunder, without the consent of the Manager, and provided that the Manager shall have first concluded that any such admission will not work to the economic prejudice of any then-existing Member or violate any provision of Rule 3a-9 of the Investment Company Act of 1940.

ARTICLE VI

RIGHTS AND OBLIGATIONS OF THE MEMBERS

Section 6.1   Other Activities.

(a)   Notwithstanding any duty otherwise existing at law or in equity and notwithstanding any other provisions of this Agreement, any Member, Manager, and their Affiliates may engage in or possess an interest in other business ventures of every nature and description, independently or with others, even if such activities compete directly with the business of the Company, and neither the Company nor any of the Members shall have any rights by virtue of this Agreement in and to such independent ventures or any income, profits or property derived from them.

(b)   The Company, the Manager and the Members hereby (i) acknowledge that Solariant Capital, LLC is an Affiliate of the Energy Shares Platform Provider, and that other companies (or their Affiliates) that participate on the Energy Shares Platform may be developing projects that are directly competitive with the Project, and that Solariant Capital, LLC and/or its Affiliates intend to be members/owners of some of such other companies and to perform functions similar to those being provided by Solariant Capital, LLC and/or its Affiliates to the Company or its Subsidiaries and (ii) agree that the decisions, votes, acts, omissions or services of Solariant Capital, LLC and/or its Affiliates for any such other companies shall not be relevant for purposes of this Agreement or the Company or the Project Company and agree to not seek to obtain any information, materials or documents relating to any such other companies or the decisions, votes, acts, omissions or services of Solariant Capital, LLC and/or its Affiliates for any such other companies.

(c)   The Company, the Manager and the Members also hereby acknowledge that Solariant Capital, LLC (i) shall not have any role or responsibilities in any efforts to raise capital by the Project Company under this Agreement, the listing services agreement with the Energy Shares Platform Provider or any other agreement entered between the Project Company, the Company and any another broker-dealer and (ii) is not an investment adviser and will not provide any investment advice to the Company, the Manager, the Members or any other Person as part of its contractual duties, including, without limitation, any advice with respect to the value of securities or the advisability of investing in, purchasing, or selling securities, nor will Solariant provide any analysis or reports concerning securities. The Company, the Manager and the Members also hereby agree that no compensation paid to Solariant Capital, LLC under any agreement with the Project Company, the Manager or the Members is for the provision of any "investment advice," as that term is defined under the Investment Advisers Act of 1940.

(d)   To the fullest extent permitted by law, no Member (other than those Members that are also serving as the Manager, but only in such capacities) shall have any fiduciary duties to the Company or to any other Member. To the extent that any Member has any liabilities or duties at law or in equity, including fiduciary duties or other standards of care, more expansive than those set forth in this Section 6.1, such liabilities and duties are hereby modified to the extent permitted under the Act to those set forth in this Section 6.1.

Section 6.2   No Right to Withdraw. Except in the case of Transfers in accordance with Article XIII, no Member shall have any right to resign as a Member voluntarily or otherwise withdraw from the Company without the prior written consent of the Manager, in its sole and absolute discretion.

Section 6.3   Limitation of Liability of Members. Except as otherwise required by the Act or as expressly provided in this Agreement, the debts, obligations and liabilities of the Company or the Project Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company or the Project Company, as the case may be, and the Members of the Company shall not be obligated personally for any of such debts, obligations or liabilities solely by reason of being a Member of the Company.

Section 6.4   Company Property. All property owned by the Company or the Project Company, whether real or personal, tangible or intangible and wherever located, shall be deemed to be owned by the Company or the Project Company, as the case may be, and no Member, individually, shall have any ownership of such property.

Section 6.5   Retirement, Resignation, Expulsion, Incompetency, Bankruptcy or Dissolution of a Member. The retirement, resignation, expulsion, Bankruptcy or dissolution of a Member shall not, in and of itself, dissolve the Company. The successors in interest to a bankrupt Member shall, for the purpose of settling the Bankruptcy estate, have all of the rights of such Member, including the same rights and subject to the same limitations that such Member would have had under the provisions of this Agreement to Transfer its Membership Interest. A successor in interest to a Member shall not become a substituted Member except as provided in this Agreement.

Section 6.6   Representations and Warranties. Each of the Members hereby represents and warrants to the Company, the Manager and each other Member that the following statements are true and correct as of the Effective Date (and each Member of the Company that is admitted as a Member after the Effective Date represents and warrants to the Company and each other Member that the following statements are true and correct as of the date it becomes a Member):

(a)   If such Member is an entity, that such Member is duly incorporated, organized or formed (as applicable), validly existing, and (if applicable) in good standing under the law of the jurisdiction of its incorporation, organization or formation; if required by applicable law, that such Member is duly qualified and in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization or formation; and such Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all necessary actions by the board of directors, shareholders, managers, members, partners,

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trustees, beneficiaries, or other applicable Persons necessary for the due authorization, execution, delivery, and performance of this Agreement by such Member have been duly taken.

(b)   That such Member has duly executed and delivered this Agreement and the other documents to which it is a party as contemplated herein, and they constitute the legal, valid and binding obligation of such Member enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency or similar applicable laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity).

(c)   That such Member's authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default or violation of, (A) the organizational documents of such Member, (B) any contract or agreement to which such Member is a party or is otherwise subject, or (C) any law, rule, regulation, order, judgment, decree, writ, injunction or arbitral award to which such Member is subject; or (ii) require any consent, approval or authorization from, filing or registration with, or notice to, any Governmental Authority or other Person, except (w) for such consents, approvals, authorizations, registrations or notices that have already been received, delivered or filed and (x) for notices required to be delivered that (1) are regulatory or reporting in nature, (2) are not required to be received, delivered or filed until after the Effective Date and (3) would not reasonably be expected to have a material adverse effect on the ability of such Member to perform its obligations under this Agreement.

(d)   That neither such Member nor any of its Affiliates are a party to any litigation, arbitration, investigation, or other judicial, arbitral, or administrative proceeding, nor is such Member aware of any threatened litigation, arbitration, investigation, or other judicial, arbitral or administrative proceeding involving such Member or its Affiliates, that would reasonably be expected to interfere with such Member's ability to fulfill its obligations under this Agreement.

(e)   That (i) such Member has had a reasonable opportunity to ask questions of and receive answers from the Company and the Project Company concerning the Company Units and the Project Company Securities, and all such questions have been answered to the full satisfaction of such Member, (ii) such Member understands that the Units have not been registered under the Securities Act in reliance on an exemption therefrom and that the Company is under no obligation to register the Membership interests, (iii) such Member will not Transfer the Membership interests in violation of the Securities Act or any other Applicable Law (including securities laws) and (iv) such Member is purchasing the Membership interests for its own account and not for the account of any other Person and not with a view to distribution or resale to others.

ARTICLE VII

CAPITAL CONTRIBUTIONS; SEPARATE AGREEMENTS

Section 7.1   Capital Accounts. A Capital Account shall be maintained for each Member and for the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv), and the Manager shall be treated as a partner for federal income tax purposes, and except as expressly provided for herein, shall also be treated as a "Member" of the Company.

Section 7.1   Capital Contributions.

(a)   Each Member shall be admitted to the Company upon such Member's Capital Contribution to the Company in respect of the amount invested in the Project Company through its Regulation Crowdfunding Offering. All Capital Contributions to the Company shall be used to purchase the Project Company Securities.

(b)   No Member shall be obligated to make any additional Capital Contributions to the Company or to pay any assessment to the Company, and no Units shall be subject to any calls, requests, or demands for capital. Subject to this Section 7.2 and the other terms of this Agreement, additional Units maybe issued in consideration of additional Capital Contributions as agreed to between the Manager and the person or entity acquiring the Units. Upon such Capital Contributions, the Manager shall cause the Schedule of Members to be appropriately amended.

Section 7.2   Pricing of Units; No Fractional Units. The price per Unit shall be the price per security of the Project Company Securities indicated on the Form C provided to a prospective Member in connection with the Project Company's and the Company's Regulation Crowdfunding Offering. Fractional Units will not be issued. No fractional Units shall be issued by the Company. If a sale, distribution, subdivision, or combination of Units would result in the issuance of a fractional Unit, each fractional Unit shall be rounded up to the next whole Unit.

Section 7.3   Interest on and Return of Capital. Except to the extent expressly provided for in this Agreement, no Member shall be entitled to any interest on its Capital Account or on its Capital Contributions, and no Member shall have the right to demand or to receive the return of all or any part of such Member's Capital Account or Capital Contributions. No Member shall have the right to demand or receive property other than cash in return for the Capital Contributions of such Member to the Company.

Section 7.4   Waiver of Right of Partition. No Member has any interest in specific property of the Company or the Project Company. The Membership interests of all Members in the Company are, for all purposes, personal property and each of the Members irrevocably waives any right or power to cause the appointment of a receiver for the assets of the Company or the Project Company to compel any sale of all or any portion of the assets of the Company or the Project Company pursuant to any applicable law or laws.

Section 7.5   Development Services Agreement. The Members acknowledge that as set forth in Section 7.6 of the Project Company Operating Agreement, the Project Company and Solariant Capital, LLC have executed a Development Services Agreement (the "**Development**

Services Agreement"), pursuant to which Solariant Capital, LLC (in such capacity, the "**Project Development Manager**") shall provide commercial project development services to the Project Company for the Project and shall be paid by the Project Company a project management fee in the amount of $25,000 per month (the "**Development Services Fee**").

ARTICLE VIII

PROFITS AND LOSSES

Section 8.1 <u>Allocation of Profits and Losses</u>. After giving effect to the special allocations set forth in <u>Section 8.2</u>, for any taxable year (or other period) of the Company, Profits or Losses and the items thereof for such taxable year (or other period) will be allocated among the Members in such a manner that, as of the end of the applicable taxable year (or other period), (a) the sum of (i) the Capital Account of each Member, (ii) such Member's share of Company Minimum Gain and (iii) such Member's share of Member Minimum Gain shall be equal to (b) the respective amount that would be distributed to such Member under this Agreement, determined as if the Company were to (x) liquidate the assets of the Company for an amount equal to their Book Basis, (y) satisfy all of its liabilities in accordance with their terms (limited, in the case of any Nonrecourse Liability, to the Book Basis of the assets securing such liability), and (z) distribute the net assets of the Company (including the proceeds of such liquidation) pursuant to <u>Article XIV</u>, all as of the last day of the taxable year (or other period) for which such allocations are being made.

Section 8.2 <u>Special Allocations</u>. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

(a) <u>Minimum Gain Chargeback</u>. Notwithstanding any other provision of this Agreement, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, as determined under Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 8.2(a) is intended to comply with the "minimum gain chargeback" requirements of Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith

(b) <u>Chargeback Attributable to Member Nonrecourse Debt</u>. If there is a net decrease in Member Minimum Gain during any Fiscal Year, each Member with a share of Member Minimum Gain at the beginning of such Fiscal Year shall be specially allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(i). This Section 8.2(b) is intended to comply with the "partner nonrecourse debt minimum gain chargeback" requirements of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which causes or increases an Adjusted Capital Account Deficit shall be allocated items of income or gain in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulation, the Adjusted Capital Account Deficit of the Member as quickly as possible; provided, that an allocation pursuant to this Section 8.2(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided in this Article VIII have been tentatively made as if this Section 8.2(c) were not in the Agreement. This Section 8.2(c) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), will be interpreted consistently with the Treasury Regulations and will be subject to all exceptions provided therein.

(d)   Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other period will be specially allocated among the Members pro rata in proportion to their percentage interests in the Company for such taxable year or other period.

(e)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any taxable year or other period will be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with principles under Treasury Regulations Section 1.704-2(i).

(f)   Regulatory Allocations. The allocations set forth in this Section 8.2 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the applicable Treasury Regulations promulgated under Code Section 704(b). Notwithstanding any other provision of this Agreement, the Regulatory Allocations shall be taken into account in allocating other operating Profits, Losses and other items of income, gain, loss and deduction to the Members for Capital Account purposes so that, to the extent possible, the net amount of such allocations of Profits, Losses and other items shall be equal to the amount that would have been allocated to each Member if the Regulatory Allocations had not occurred.

Section 8.3   Compliance with Code Section 704(c).

(a)   Except as otherwise provided in this Section 8.3, all items of income, gain, loss deduction or credit for U.S. federal, state and local income tax purposes will be allocated in the same manner as the corresponding "book" items are allocated under Section 8.1 (as a component of Profits or Losses) or Section 8.2.

(b)   In accordance with Section 704(c) of the Code and the applicable Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company or with respect to property that is subject to an adjustment to its Book Basis pursuant to clause (e) of the definition of "Book Basis" shall, solely for tax purposes, be allocated among the Members using any permissible method,

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so as to take account of any variation between the adjusted tax basis of such property to the Company for federal income tax purposes and the Book Basis of such property.

(c)   Any elections or decisions relating to allocations under this Section 8.3 will be made by the Manager in its sole discretion.

(d)   If the Company has in effect an election under Section 754 of the Code, allocations of income, gain, loss deduction or credit to affected Members for U.S. federal, state and local tax purposes will take into account the effect of such election pursuant to applicable provisions of the Code.

(e)   If the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(f)   Allocations under this Section 8.3 are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses or other items or distributions under any provision of this Agreement. Furthermore, allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items according to the principles of Treasury Regulations Section 1.704-1(b)(4)(ii) as determined by the Manager.

Section 8.4   Member Acknowledgment/No Deficit Restoration Obligation. The Members are aware of the income tax consequences of the allocations made by this Article VIII and hereby agree to be bound by the provisions of this Article VIII in reporting their shares of Company income and loss for income tax purposes, except as otherwise required by law. Furthermore, if any Member has an Adjusted Capital Account Deficit (after giving effect to all Capital Contributions, distributions, and allocations for all taxable years, including any year during which a liquidation of the Company occurs pursuant to Article XIV), such Member shall have no obligation to make any Capital Contribution with respect to any such Adjusted Capital Account Deficit, and any such deficit will not be considered a debt owed to the Company or any other Person for any purpose whatsoever.

Section 8.5   Allocations in Respect of Varying Interests. If the interests of any of the Members are adjusted during any taxable year of the Company (including by reason of a Transfer of all or a portion of an interest by any Member, the admission of a new Member or otherwise), Profits (and other items of income or gain) or Losses (and other items of deduction or loss) for such taxable year shall be allocated between the period prior to such transfer or adjustment and the period following such transfer or adjustment using any method permissible under Code Section 706 and Treasury Regulations Section 1.706-1(c)(2)(ii), as selected by the Manager. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Units as of the date that sale or other disposition occurs.

Section 8.6   Effect of Transfer. Upon the Transfer of a Unit, the transferee shall succeed to the economic attributes of the transferor (e.g., Capital Account balance and Unreturned Capital Contributions balance) to the extent attributable to the Transferred Unit.

Section 8.7   Intent of Allocations; Final Capital Account Balances. The Parties intend that the foregoing allocation provisions of this Article VIII shall produce a final Capital Account balance for each Member that will correspond to the liquidating distributions to be made to such Member pursuant to Article XIV. To the extent that the allocation provisions of this Article VIII would fail to produce such final Capital Account balances: (a) such provisions shall be amended by the Manager in whatever manner it determines to be necessary to produce such result; and (b) Profits and Losses of the Company for prior years (or items of gross income, gain, deduction and loss of the Company for such years) may be reallocated by the Manager among the Members (and to the extent possible, such income, gain, deduction or loss shall be of the same character previously allocated to such Members), but only to the extent it is not possible to achieve such result with allocations of items of income (including gross income and gain, deduction and loss) for the current taxable year and future taxable years.

ARTICLE IX

DISTRIBUTIONS

Except as otherwise provided herein, the Company shall make distributions of Distributable Cash to the Members at such times and in such amounts as are determined by the Manager in its sole and absolute discretion; provided that if the Project is sold, distributions of the Distributable Cash arising from such sale shall be made promptly after such sale.

Section 9.1   Priority of Distributions. Distributions of Distributable Cash made to the Members shall be made in the following order of priority:

    (a)   First, to the Members, *pari-passu* and *pro-rata*, in proportion to the relative Unreturned Capital Contributions of such Members, until the Unreturned Capital Contributions of the Members are reduced to zero; and

    (b)   Thereafter, to the Members in proportion to their Percentage Interests.

Section 9.2   Consent to Distributions/Reimbursement Under Certain Circumstances. Each Member consents to the distributions provided for in Section 9.1 and understands that because of differences between Profits and cash flow of the Company, distributions of cash or other property to a Member for any taxable year may be less than a Member's allocable share of Profits for such taxable year. Furthermore, if the Company has distributed to any Member an amount in excess of the amount to which it is entitled pursuant to Section 9.1 in error, then such Member shall reimburse the Company to the extent of such excess, without interest, within thirty (30) days after written demand by the Company.

Section 9.3   No Recourse Against Other Members. The Members shall look solely to the assets of the Company for any distributions, whether liquidating distributions or otherwise. If the assets of the Company remaining after the payment or discharge, or the provision for payment or discharge, of the debts, obligations, and other liabilities of the Company are insufficient to make distributions to which a Member is entitled pursuant to Section 9.1, no such Member shall have any recourse against the separate assets of any other Member (except as otherwise expressly provided herein).

Section 9.4   Withholding Taxes. If the Company is required to withhold taxes with respect to any allocation or distribution to any Member or to make tax or other payments on behalf of or with respect to any Member pursuant to any applicable federal, state or local tax laws (including any interest, penalties and additions to tax imposed thereon and any liability with respect to any imputed underpayment amounts required to be paid on behalf of, or with respect to, any Member or any former Member whose former interest in the Company is held by such Member), the Company shall withhold such amounts and make such payments to taxing authorities as are necessary to ensure compliance with such tax laws, *provided* that prior to withholding or paying any such amounts the Company shall use commercially reasonable efforts to notify the Member and reasonably cooperate (at the expense of such Member) in connection with such Member's efforts to reduce, eliminate or contest the applicability of such payment or withholding, in each case in accordance with applicable law. Any funds withheld by reason of this Section 9.4 shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company fails to withhold from actual distributions any amounts it was required to withhold, the Company may, in the reasonable discretion of the Manager, (i) require the Member to which the withholding was credited to reimburse the Company for such withholding, or (ii) reduce any subsequent distributions by the amount of such withholding. This obligation of a Member to reimburse the Company for taxes that were required to be withheld shall continue after such Member Transfers any portion of its Membership interest in the Company, and the provisions contained in this Section 9.4 shall survive the termination of the Company and the termination of this Agreement. Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

Section 9.5   Limitation upon Distributions. No distribution of Distributable Cash will be made if the distribution would violate any contract or agreement to which the Company is then a party or any applicable law with respect to the Company.

ARTICLE X

COMPANY MANAGEMENT

Section 10.1   Management.

(a)   The Manager shall have the sole and exclusive right to control and conduct the Company's activities within the bounds of all legal and valid the objects and purposes of the Company.

(c)   The Members hereby acknowledge that the Manager may be prohibited from taking action for the benefit of the Company: (i) due to confidential information acquired or obligations incurred in connection with an outside activity done by the Manager or Manager's Affiliates; (ii) in consequence of the Manager or Manager's Affiliates serving as a manager, an officer, director, consultant, agent, advisor or employee of the Project Company or any entity affiliated with the Project Company; or (iii) in connection with activities undertaken by the Manager, or Manager's Affiliates prior to the formation of the Company, including as a result of any prior investments in the Project Company. Neither the Manager nor any Affiliate of the Manager shall be liable to the Company or any Member for any failure to act for the benefit of the Company in consequence of a prohibition described in the preceding sentence. The Members acknowledge, agree, and waive any concern, issue, or claim with respect to the fact that Manager also manages the Project Company as the manager of that company, and that the Manager intends to continue to do so during the term of this Agreement.

Section 10.2   Designation of the Manager. The Manager initially shall be the person or entity listed as such in the recitals to this Agreement and executing this Agreement below.

Section 10.3   Removal or Resignation of the Manager. The Manager may be removed by management of the Project Company. The management of the Project Company shall designate a successor Manager following the removal or resignation of the Manager and the execution by the Company, the Project Company, and the successor manager of terms regarding such successor manager's compensation. Upon not less than ninety (90) days' written notice to the Project Company and the Members, the Manager shall not voluntarily resign as the manager of the Company.

Section 10.4   Restrictions on the Members. Notwithstanding any other provision of this Agreement to the contrary, no Member in its capacity as a Member shall take part in the control or management of the affairs of the Company or have any authority to act for or on behalf of the Company or to vote on any matter relative to the Company and its affairs except as expressly set forth in this Agreement. In addition, except as otherwise provided herein, no Member shall have the right or power to: (a) withdraw or reduce its contribution to the capital of the Company or reduce its Investment Amount in the Project Company; (b) to the fullest extent permitted by law, cause the dissolution and winding up of the Company; or (c) demand or receive property in return for its capital contributions. For purposes of the Act, the Members shall constitute a single class or group of members.

Section 10.5   Determinations by the Manager. All matters concerning allocations, distributions and tax elections (except as may otherwise be required by the income tax laws) and accounting procedures not expressly and specifically provided for by the terms of this Agreement shall be determined in good faith by the Manager and such determination shall be final and conclusive.

Section 10.6   Other Activities of Manager. The Members: (i) acknowledge that the Manager and Manager's Affiliates are or may be involved in other financial, investment and professional activities apart from management of the Company; (ii) agree that the Manager and Manager's Affiliates may engage in other activities (without regard to whether such activities conflict with or are adverse with those of the Company); (iii) agree that the Company shall have no interest, obligation, or special or exclusive right to invest in the Project Company; and (iv) acknowledge and agree that the Manager has provided, currently provides, and may continue to provide contract services for the Project Company apart from Manager's role as Manager of the Company.

Section 10.7   Indebtedness. The Manager may not, in its role as manager of the Company, incur debt on behalf of the Company or the Project Company, or guarantee any indebtedness of the Project Company.

Section 10.8   Investment Restrictions. The Manager shall not invest any Company funds in any securities other than the Project Company Securities.

ARTICLE XI

POWER OF ATTORNEY

Section 11.1   Power of Attorney.   Each of the Members irrevocably constitutes and appoints the Manager and each officer thereof as such Member's attorney-in-fact, with full power of substitution and re-substitution, in such Member's name, place and stead, to attend all meetings of the Members and to represent, vote, execute, consent, waive, execute, consent to, swear to, acknowledge, deliver, record and file on behalf of such Member:

(a)   *Certificates*. Any document, certificate or other instrument, which may be required to be filed by the Company or the Members under the applicable laws of any jurisdiction to the extent the Manager deems such filing to be necessary or desirable;

(b)   *Dissolution and Termination*. All agreements, documents, certificates and other instruments which may be required or requested by the Manager to effectuate or give notice of the dissolution and termination of the Company pursuant to the provisions of this Agreement and the Act;

(c)   *Amendments*. Any amendment to this Agreement made in accordance with Section 16.2; and

(d)   *Other Transactions and Matters*. All agreements, documents, certificates and other instruments which may be required or requested by the Manager to effectuate or give notice of any other transaction, matter or action made on behalf of the Company or of the Members as permitted under this Agreement;

in each case, in the same manner and with the same effect as if the undersigned were personally present at any such meeting or personally signed and delivered any such certificate, document, agreement, amendment or vote.

Section 11.2   Irrevocability of Power. It is expressly understood, intended and agreed by each of the Members for such Member and its heirs, administrators, legal representatives, successors and assigns that the grant of the power of attorney granted pursuant to Section 11.1 above (a) is intended to be authorized under the Act, (b) is coupled with an interest, (c) is irrevocable, and (d) shall survive the death, legal incompetency, incapacity, disability, Bankruptcy, dissolution, retirement or withdrawal of any Member or the assignment or other transfer of such Member's Membership interest in the Company.

ARTICLE XII

FINANCIAL ACCOUNTING, REPORTS AND MEETINGS

Section 12.1   Fiscal Year and Taxable Year; Method of Accounting. The fiscal year of the Company (the "**Fiscal Year**") shall end on December 31 of each year. The taxable year of the Company shall be the calendar year unless a different year is required by the Code.

Section 12.2   Accounting and Other Financial Services. The Company shall engage Solariant Capital, LLC, at the expense of the Project Company, to provide accounting and other financial services. The books and records of the Company shall be kept in accordance with the accounting methods followed by the Company for federal income tax purposes consistently applied.

Section 12.3   Books and Records. This Agreement and the Company's Certificate shall be kept under the supervision of the Manager at the principal office of the Company.

Section 12.4   Tax returns and Elections. The Manager shall use its best efforts to cause the Company's federal, state, and local tax returns, IRS Form 1065, Schedule K-1 and any other tax information reasonably requested by a Member, to be prepared and delivered to the Members within ninety (90) days after the close of the Company's fiscal year. The Project Company shall cover any costs associated with accomplishing this Section 12.4.

Section 12.5   Company Representative.

(a)   Appointment and Authority. The Members hereby agree that the Manager shall be the Company Representative (as defined below) and shall have the authority on behalf of the Company, without any requirement of notice to, or consent of, any Members (except as may be required by applicable rules or as otherwise set forth in this Section 12.5), to take all actions and make all elections and determinations (or choose not to take any particular action or not to make any particular election, as the case may be) permitted by the Code, the Treasury Regulations and any related administrative pronouncements (or any similar state or local laws, regulations or pronouncements) to be taken by a Company Representative with respect to any audit, administrative or judicial remedy or proceeding, or other matter regarding the Company's tax returns or other tax affairs. In the event that at any time the Manager becomes unable or unwilling to act as the Company Representative, or otherwise no longer so acts or chooses to no longer so act, then the Manager (or if it is unavailable, then the Members) shall select a successor Company Representative. For purposes of this Agreement, the term "**Company Representative**" means the "partnership representative" of the Company, as provided in Section 6223 of the Code. The Manager will designate an individual to act on its behalf in its capacity as the Company Representative (the "**Designated Individual**") and may name a replacement Designated Individual at any time. All elections, determinations and actions made or taken by the Company Representative, acting in its capacity as the Company Representative on behalf of the Company, shall be final and binding on the Company, the Members and former Members (to the extent the elections, determinations or actions that relate to Fiscal Years for which the former Members were Members).

(b)   Certain Actions and Elections.

(i)   In furtherance of the Company Representative's authority (and not by way of limitation), the Company Representative shall have the right, on behalf of the Company, to make an election under Section 6221(b) or Section 6226 of the Code. In the case of any such election or any other determination or action made or taken by the Company Representative, each Member agrees to take all actions requested by the Company Representative which are consistent with any such elections, determinations or actions made or taken by the Company Representative, and are deemed by the Company Representative to be necessary or appropriate, including, but not limited to, (1) promptly furnishing to the Company Representative such information and documentation that the Company Representative requests, and (2) filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the Code.

(ii)   The Company Representative shall not be required to take any actions or incur any expenses for the defense of any audit or the pursuit of any administrative or judicial remedies unless the Company has or obtains (including as provided in Section 12.5(b)(iii)(1)), sufficient funds with which to pay the expenses expected to be incurred in such activities.

(iii)   Notwithstanding any other provision of this Agreement to the contrary, in the event the Company makes a tax or other payment (including expenses of defending an audit or pursuing administrative or judicial remedies) or incurs a tax or other liability or payment obligation as a result of, or in connection with, any tax audit, administrative or judicial proceeding, or the application of the rules governing audit procedures, including an Imputed Underpayment Amount (each an "**Audit-Related Liability**") with respect to a particular taxable year, each Member agrees, whether or not such Member is a Member of the Company at the time the Company incurs the Audit-Related Liability, to promptly indemnify and hold the Company and each Member harmless from and against such Member's share of any such Audit-Related Liability (as such share is determined in good faith by the Manager and, if different, the Company Representative, based upon this Agreement, the tax returns of the Company, and any other relevant agreements or documents). Each Member further agrees that (1) the Company Representative may require that each Member's share of any Audit-Related Liability be contributed or paid to the Company prior to the Company's payment of such Audit-Related Liability, at the time and on the terms determined by the Company Representative, (2) the Manager may take into account such Member's share of any Audit-Related Liability as an offset against any Company distributions otherwise to be made to such Member thereafter, or may treat such Member's share of the Audit-Related Liability as a distribution to such Member by canceling such Member's share of the Audit-Related Liability, (3) such Member's obligations pursuant to this Section 12.5 shall survive the transfer of all or any portion of its interest in the Company, its withdrawal from the Company, the termination of this Agreement, or the dissolution or termination of the Company, and (4) if such Member acquired interest in the Company from a former Member which was a Member during the taxable year with respect to which the Audit-Related Liability arose, then both such Member and the former Member shall be jointly and severally liable for the former Member's share of the Audit-Related Liability.

(iv)   The Members acknowledge that the Company may elect the application of Section 6226 of the Code for any taxable year. This acknowledgement applies to each Member whether or not the Member owns an interest in the Company in both the reviewed year and the year of the tax adjustment. If the Company elects the application of Section 6226 of the Code, the Members shall take into account and report to the IRS (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b), whether or not the Member owns an interest in the Company at such time. Any Member that fails to report its share of such adjustments on its tax return shall indemnify and hold harmless the Company, the Manager, the Company Representative, the Designated Individual and each of their Affiliates from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company as a result of the Member's inaction.

(c)   Indemnification by Company.   The Company shall reimburse and indemnify and hold the Company Representative (and its owners, officers, directors, managers, employees and agents, including any Designated Individual) harmless from and against any claim, liability and expense (including attorneys' fees and costs) it may incur in connection with its duties as the Company Representative or Designated Individual, except for liability and expense (including attorneys' fees and costs) resulting from Excluded Claims.

(d)   Amendment.   In addition to any other rights granted to the Manager elsewhere in this Agreement to amend this Agreement, the Manager may amend this Agreement in order to reflect, implement, address and/or otherwise take into account (i) any actions or determinations authorized by this Section 12.5 or by the applicable rules governing tax audit procedures respecting the Company, as they may be modified from time to time, and (ii) any consequences or other aspects of a tax audit or administrative or judicial remedy or proceeding (including the respective responsibilities of, and allocations of tax and other items among, the Members).

ARTICLE XIII

TRANSFER OF MEMBERSHIP INTERESTS

Section 13.1   Requirements for Transfer. Subject to Section 13.3 and the full and sole discretion of the Manager as to whether to consent to any given transfer or disposition of Units, no transfer or other disposition of Units shall be permitted unless and until:

(a)   the transferor and transferee shall have executed and delivered to the Manager such documents and instruments as may be necessary or appropriate in the opinion of the Manager or its counsel to effect such transfer;

(b)   the transferor and transferee shall have furnished the Manager with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units to be transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns; and

(c)   the transferor shall have provided the Manager with an opinion of counsel that the transfer is (i) exempt from registration under the Securities Act and from the registration requirements of any state and will not violate any laws regulating the transfer of such securities; (ii) will not result in the Company's termination within the meaning of Section 708 of the Code or similar rules that apply, unless such a transfer is otherwise approved by the Manager; (iii) will not result in termination of the Company's partnership status for tax purposes or cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code; (iv) will not cause 25% or more of the Company's Units to be held by "benefit plan investors," as that term is defined in ERISA or any regulations proposed or promulgated thereunder; (v) will not require the Company, the Manager, or any member of the Manager to register as an investment adviser under the Investment Advisers Act of 1940, as amended (to the extent not already so registered); (vi) result in a withholding tax obligation under Section 1446(f) of the Code; (vii) will not result in a violation of any law, rule, or regulation by the Member, the Company, the Manager, or any member of the Manager; and (viii) will not result in a violation of this Agreement.

The legal opinion required under this Section 13.1(c) shall be provided to the Manager by counsel of its own choosing and be provided in a form satisfactory to the Manager. The Manager may require that the transferring Member or the proposed transferee bear the cost of such legal opinion. Notwithstanding any provision of this Article XIII to the contrary, the Manager may, in its sole discretion, waive the requirement of an opinion of counsel, or any portion thereof, provided for in this Section 13.1. Any costs associated with such transfer (including costs associated with any required opinion) shall be borne by the transferring Member or the proposed transferee and all estimated costs shall be prepaid to the Company by the transferring Member or the proposed transferee as a condition of the Manager's consent to any such proposed transfer. If the transfer of Units results in an adjustment to the basis of Company property, the Manager may, in its sole discretion, require the transferring Member or the transferee Member, or both, to promptly reimburse the Company and/or the Manager upon request for any expenses (including, without limitation, accounting fees) reasonably incurred by the Company and/or the Manager (and their respective Affiliates) related to effecting adjustments to the basis of Company property and any additional tax reporting or preparation costs resulting from such transfer. Promptly upon request, each Member shall provide the Manager with any information related to such Member necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Sections 734 or 743 of the Code and (b) any other tax reporting obligations of the Company. In addition to the foregoing, no notice or request initiating the transfer procedures may be given by any Member after dissolution event has occurred, as provided for in Article XIV hereunder.

Section 13.2   Substitution as a Member. A transferee of a Member's interest pursuant to this Article XIII shall become a substituted Member only with the consent of the Manager and only if such transferee (a) elects to become a substituted Member and (b) executes, acknowledges and delivers to the Company such other instruments as the Manager may deem necessary or advisable to effect the admission of such transferee as a substituted Member, including, without limitation, the written acceptance and adoption by such transferee of the provisions of this Agreement. No assignment by a Member of its interest in the Company shall release the assignor from its liabilities to the Company; provided that if the assignee becomes a Member as provided in this Section 13.2, the assignor shall thereupon so be released (in the case of a partial assignment, to the extent of such assignment).

Section 13.3   Regulation Crowdfunding Transfer Restrictions. The Units received by a Member as a result of their investment in an offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding Promulgated thereunder may not be transferred by any such Member during the one-year period beginning when the units are issued unless the units are transferred:

(a)   to the Company;

(b)   to an "accredited investor" as defined in Rule 501(a) of Regulation D;

(c)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(d)   to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

ARTICLE XIV

LIQUIDATION AND DISSOLUTION OF COMPANY

Section 14.1   Limitations. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Article XIV, and except as otherwise expressly provided for in this Agreement, the parties here to do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company's assets.

Section 14.2   Termination of the Company.

(a)   The Company shall dissolve, and the affairs of the Company shall be wound up, upon (i) conversion of the Securities held by the Company into another form of Securities, if such conversion results in the direct receipt by each of the Members (at the option of the Manager and in consultation with the Project Company) of other, later issued and independently documented Securities in the Project Company, following approval by the Manager and subject to notice to the Members; or (ii) the affirmative vote or written election of those Members holding a majority of the Units; (iii) at any time after the fifth anniversary of this Agreement, at the option of the Manager, in the event that the only Securities of the Project Company that are held by the Company are convertible securities (i.e., convertible notes, SAFEs) that have not then converted to shares or membership units of the Project Company or have entered a required period of repayment; (iv) upon the entry of a decree of judicial dissolution pursuant to the Act; or, (v) following the dissolution, liquidation, or termination of the Project Company.

(b)   The Manager shall manage the liquidation of the Company in its discretion, including by the election of one or more liquidators if so desired by the Manager, to manage the liquidation of the Company in the manner described in Sections 13.3 and 13.4. No

Member may sell all or any portion of its Units after the occurrence of any of the events described in Section 13.2.

Section 14.3   Winding Up Procedures.

(a)   Promptly upon dissolution of the Company, the Company shall be liquidated. The closing Capital Accounts of all the Members shall be computed as of the date of dissolution as if the date of dissolution were the last day of an Accounting Period in accordance with Article VIII, and then adjusted in the following manner:

(i)   All assets and liabilities of the Company shall be valued as of the date of dissolution.

(ii)   The Company's assets as of the date of dissolution shall be deemed to have been sold at their fair market values (determined in accordance with Section 13.1) and the resulting profit or loss shall be allocated to the Members' Capital Accounts in accordance with Article VIII;

(iii)   Profits, Losses and other items of income, gain, loss and deduction during the period of winding up and liquidation shall be allocated among the Members in accordance with Article VIII.

(b)   Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Securities or to make distributions in kind. All cash and each Security distributed in kind after the date of dissolution of the Company shall be distributed to the Members in accordance with Article IX. unless such distribution would result in a violation of a law or regulation applicable to a Member, in which event, upon receipt by the Manager of notice to such effect, such Member may designate a different entity to receive the distribution, or designate, subject to the approval of the Manager, an alternative distribution procedure (provided such alternative distribution procedure does not prejudice any of the other Members). Each Security so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Security or for legal reasons.

Section 14.4   Payments in Liquidation. The assets of the Company shall be distributed in final liquidation of the Company; (1) to the creditors of the Company, other than Members, in the order of priority established by law, either by payment or by establishment of reserves; (2) to the Members, in repayment of any loans made to, or other debts owed by, the Company to such Members; and (3) the balance, if any, to the Members in accordance with Section 9.1.

Section 14.5   Date of Termination. The Company shall be terminated and dissolved when all of the cash or property available for application and distribution under Section 14.4 shall have been applied and distributed in accordance with such Section 14.4. The establishment of any reserves in accordance with the provisions of Section 14.4 shall not have the effect of extending the term of the Company, but any such reserve shall be distributed in the manner provided in

Section 14.4 upon expiration of the need for the reserve. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, the Manager shall cause to be filed with the Secretary of Georgia a Certificate of Termination, in accordance with Georgia Act Section 14-11-610.

ARTICLE XV

ROLE OF THE MEMBERS

Section 15.1   Rights or Powers. Except as otherwise expressly provided for in this Agreement or the Act, the Members in such capacity shall not have any right or power to take part in the management or control of the Company, or the Project Company or either's business and affairs or to act for or bind the Company in any way. No matter may be submitted to the Members for approval without the prior approval of the Manager, and any purported Member approval of a question, resolution, decision, or proposal shall fail where there is a lack of documentation of such prior approval by the Manager.

Section 15.2   Nature of Rights and Obligations. Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to constitute a Member an agent or legal representative of the other Members. A Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company.

ARTICLE XVI

MISCELLANEOUS

Section 16.1   Notices.   Any notices required or permitted to be given under this Agreement shall be in writing and shall be given by addressing the same to such other parties at the address set forth below or to such other address provide by a party pursuant to a notice given in accordance with this Section 16.1. Such notices shall be given by (1) overnight or highest priority expedited delivery by an internationally recognized air freight courier service (e.g., UPS, Federal Express, DHL), (2) delivery of the same personally to such other party, or (3) transmitting by email and mailing the original or sending the original pursuant to clause (1) of this Section 16.1 above. Any such notice shall be deemed to have been given three (3) days after timely delivery to an internationally recognized air freight courier service; or if by personal delivery, upon such delivery; or if by email, the day of transmission if made within customary business hours in the location of the recipient (with a confirmation of delivery generated by the sending machine and the sending of the original in accordance with clause (1) of this Section 16.1 above), or if not transmitted within customary business hours, the following business day.

Notices to the Company or the Manager

c/o Solariant Capital, LLC
301 N. Lake Ave.
Suite 950
Pasadena, CA 91101
Attention: Two Rivers Manager

23

E-mail: dkim@solariant.com

Notices to any other Member shall be addressed and delivered to the address contained in the Company's books and records, including in the Member's Subscription Agreement or investor questionnaire.

Section 16.2   Amendments; Waivers.

(a)   Except for amendments which the Manager may make acting alone and with no other approvals, to reflect (i) permitted Transfers, (ii) admissions of Permitted New Members as Members, and (iii) any other modifications to this Agreement which by the express terms hereof may be made solely by the Manager (the "**Manager Approved Amendments**"), an amendment of this Agreement will be valid and binding upon the Members only if signed by the Manager and approved by a Majority Vote (the "**Manager and Majority Vote Approved Amendments**"); provided, that any Manager and Majority Approved Amendments shall also be subject to Section 16.2(b); and provided, further that no provisions of this Agreement that refer to or relate to Solariant Capital, LLC or its Affiliates may be made without the prior written consent of Solariant Capital, LLC (and Solariant Capital, LLC is hereby made an express third party beneficiary for purposes of this provision). No waiver of any term of this Agreement will be effective unless approved by the Manager.

(b)   (i) no Manager and Majority Vote Approved Amendments, to the extent they would require any Member to make any Capital Contributions or loans to the Company not provided for in this Agreement, shall be binding on a Member without the approval of such Member and (ii) no Manager and Majority Vote Approved Amendments, to the extent they would disproportionately materially adversely affect a Member in relation to the other Members, shall be binding on such Member without the approval of such Member. For the avoidance of doubt, this Section 16.2(b) shall not in any way affect the right of the Manager to make the Manager Approved Amendments without any other approvals.

(c)   Notwithstanding the preceding provisions of this Section 16.2, the Manager may amend this Agreement (i) to reflect actions taken in accordance with this Agreement (including to correspond to and implement amendments made to the Project Company Operating Agreement that were approved by the Company in accordance with this Agreement), (ii) to correct any errors or inconsistencies, or clarify any ambiguities in this Agreement, (iii) to modify any provisions in this Agreement as determined by the Manager to be necessary or appropriate to comply with any laws, regulations or other authority, including but not limited to applicable securities laws, money-laundering laws or applicable tax laws, regulations or other authority governing the allocations of partnership tax items among the Members relating to Capital Accounts, or other tax matters, or (iv) in any manner that does not materially and adversely affect the Members.

(d)   Subject to Section 16.2(b), all amendments to this Agreement made in accordance with this Agreement shall be binding on all Members.

Section 16.3   Binding Effect. This Agreement will inure to the benefit of and will be binding upon the Members, their legal representatives, Permitted New Members, heirs, administrators, and other successors and permitted assigns.

Section 16.4   Counterparts. Any number of counterparts of this Agreement may be executed. Each counterpart will be deemed to be an original instrument and all counterparts taken together will constitute one agreement.   All Members shall be bound by this Agreement irrespective of such Person's signing or not signing a counterpart of this Agreement. Counterparts delivered by facsimile or other electronic means (including in .pdf, .jpg, DocuSign or otherwise) shall be deemed original counterparts for all purposes hereunder and shall constitute enforceable original documents.

Section 16.5   Construction; Gender. The titles of the Sections in this Agreement have been inserted as a matter of convenience of reference only and do not affect the meaning or construction of any of the provisions in this Agreement. Words such as "herein," "hereinafter," "hereof," "hereto" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires. Any reference to the Code, the Act, or other statutes or laws or any agreement shall include all amendments, modifications, or replacements of the specific sections and provisions concerned or of any such agreement. The conjunctive "or" shall mean "and/or" unless otherwise required by the context in which the conjunctive "or" is used. The word "include(s)" means "include(s) without limitation" and the word "including" means "including" or "including but not limited to." This Agreement has been negotiated at arm's length and each party has been represented by independent legal counsel in this transaction. Accordingly, each party hereby waives any benefit under any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party drafting it. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the purposes of the Parties and this Agreement. Words used in this Agreement in any gender will be deemed to include the masculine, feminine and neuter gender; singular words will include the plural and plural words will include the singular.

Section 16.6   Governing Law; Jurisdiction. THIS AGREEMENT IS TO BE GOVERNED BY THE LAWS OF THE STATE OF GEORGIA, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS THEREOF.   Each of the Manager and Members consents to binding arbitration as provided in Section 16.2 for any dispute among any of the Manager or Members arising out of matters related to this Agreement or the Company. Each of the Manager and Members waives the right to commence an action in connection with this Agreement in any court and expressly agrees to be bound by the decision of the arbitrator determined in Section 16.8. The waiver in this Section 16.6 will not prevent the Manager or any Member from commencing an action in any court for the sole purposes of enforcing the obligation of the Manager or any Member to submit to binding arbitration or the enforcement of an award granted by arbitration herein.

Section 16.7   Waiver of Jury Trial. To the maximum extent permitted by applicable law, each Member irrevocably waives all rights it may have to a jury trial. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY EACH MEMBER, AND EACH ACKNOWLEDGES THAT NEITHER MANAGER NOR ANY OTHER MEMBER NOR ANY PERSON ACTING ON BEHALF OF MANAGER OR ANY OTHER MEMBER HAS MADE ANY REPRESENTATION OF FACT TO INDUCE THIS WAIVER OF TRIAL

BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. EACH MEMBER FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER, BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. EACH MEMBER FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER PROVISION.

Section 16.8 Arbitration.

(a) ANY CONTROVERSY, CLAIM OR DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ALLEGED BREACH HEREOF (A "**DISPUTE**") SHALL BE DETERMINED BY BINDING ARBITRATION. THE ARBITRATION SHALL BE HELD IN LOS ANGELES COUNTY, CALIFORNIA BEFORE A SINGLE ARBITRATOR AND ADMINISTERED BY JAMS PURSUANT TO ITS COMPREHENSIVE ARBITRATION RULES & PROCEDURES ("**RULES**") WHICH ARE IN EFFECT AT THE TIME OF THE ARBITRATION OR THE DEMAND THEREFOR. THE RULES ARE HEREBY INCORPORATED BY REFERENCE. NOTWITHSTANDING ANY RULE TO THE CONTRARY, ANY ARBITRATION HEREUNDER SHALL NOT BE DETERMINED BY THE EXPEDITED PROCEDURES SET FORTH IN THE RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS THE PARTIES TO THE DISPUTE AGREE UPON OR AS THE ARBITRATOR REASONABLY DEEMS APPROPRIATE. THE ARBITRATOR SHALL BE A RETIRED TRIAL OR APPELLATE COURT JUDGE OR JUSTICE. SUBJECT TO THE LAST SENTENCE OF THIS SECTION 16.8(a), THE PARTIES TO THE DISPUTE INITIALLY SHALL EACH PAY ONE-HALF OF THE COSTS OF THE ARBITRATOR, ANY ROOM CHARGES AND OTHER COSTS OF THE ARBITRATION, AND, SUBJECT TO THE LAST SENTENCE OF THIS SECTION 16.8(a), EACH PARTY SHALL PAY ITS RESPECTIVE ATTORNEYS' FEES OR FILING FEES ASSOCIATED WITH, THE ARBITRATION. THE ARBITRATOR SHALL APPLY THE SUBSTANTIVE LAW (AND THE LAW OF REMEDIES, IF APPLICABLE) OF GEORGIA (WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES) AND, IF APPLICABLE, FEDERAL LAW TO THE DISPUTE. IN REACHING A DECISION, THE ARBITRATOR SHALL HAVE NO AUTHORITY TO CHANGE, EXTEND, MODIFY OR SUSPEND ANY OF THE TERMS OF THIS AGREEMENT. THE ARBITRATOR SHALL MAKE A WRITTEN AWARD WHICH DISPOSES OF ALL OF THE CLAIMS AND WHICH INCLUDES A CONCISE STATEMENT OF REASONS FOR THE AWARD AND STATES THE ESSENTIAL FINDINGS AND CONCLUSIONS UPON WHICH THE AWARD IS BASED. JUDGMENT MAY BE ENTERED UPON ANY SUCH AWARD IN ACCORDANCE WITH APPLICABLE LAW IN ANY COURT HAVING JURISDICTION THEREOF, EVEN IF A PARTY WHO RECEIVED NOTICE UNDER THE RULES FAILS TO APPEAR AT THE ARBITRATION HEARING(S). IN THE EVENT THAT ANY COURT OR ARBITRATION PROCEEDING IS BROUGHT UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE PREVAILING PARTY IN ANY SUCH PROCEEDING SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ALL COSTS, EXPENSES, AND FEES, INCLUDING WITHOUT LIMITATION REASONABLE ATTORNEYS' FEES AND EXPERT FEES, AND THE COSTS OF ARBITRATION, INCIDENT TO ANY SUCH PROCEEDINGS.

(b)   THE PARTIES HAVE READ AND UNDERSTAND THE FOREGOING AND HAVE AGREED TO SUBMIT DISPUTES ARISING OUT OF THIS AGREEMENT TO ARBITRATION AS PROVIDED ABOVE. THE PARTIES EACH UNDERSTAND AND ACKNOWLEDGE THAT BY AGREEING TO ARBITRATION, THEY ARE WAIVING ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY OR A TRIAL IN A COURT OF LAW OR EQUITY.

Section 16.9   Other Instruments. The Members will not unreasonably refuse to execute other agreements and instruments that the Manager determines to be appropriate to carry out this Agreement or any provision of this Agreement.

Section 16.10   Prior Agreements Superseded.   This Agreement supersedes any prior understandings or written or oral agreements between the Members respecting the subject matter of this Agreement and contains the entire understanding between the Manager and the Members with respect thereto.

Section 16.11   Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws during the term hereof, that provision shall be fully severable, this Agreement shall be construed and enforced as if that illegal, invalid or unenforceable provision had never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar to the illegal, invalid and unenforceable provision as may be possible.

Section 16.12   Prohibited Persons and Transactions. Each Member, severally represents that neither it nor any of its Affiliates, nor any of their respective partners, members, shareholders or other equity owners, and none of their respective employees, officers, directors, representatives or agents, is, nor will they become, a Person with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control ("**OFAC**") of the Department of the Treasury (including those named on OFAC's Specially Designated and Blocked Persons List) or under any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action and is not and will not engage in any dealings or transactions or be otherwise associated with such Persons.

Section 16.13   Confidentiality.

(a)   *Duty of Confidentiality*. Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, without the written consent of the Manager in the Manager's sole and absolute discretion, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company), including, without limitation, use for personal, commercial or proprietary advantage or profit, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   *Permitted Disclosures*. Nothing contained in Section 16.14(a) shall prevent or restrict: (i) any Member from disclosing Confidential Information upon the order of any court or administrative agency; (ii) any Member from disclosing Confidential Information (A) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member or (B) in compliance with requirements of any applicable laws or rule or regulation of any stock exchange, the National Association of Insurance Commissioners or other regulatory authority having jurisdiction over such Member; (iii) any Member from disclosing Confidential Information to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) any Member from disclosing Confidential Information to the extent necessary in connection with the exercise of any remedy hereunder; (v) any Member from disclosing Confidential Information to such Member's directors, officers, employees, consultants, financial or tax advisors, counsel, accountants and other agents (the "**Representatives**") who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 16.14 as if a Member; (vi) any Member from disclosing Confidential Information to any potential transferee in connection with a proposed sale of such Member's Membership interests in the Company or the Project (any potential buyer to which any Confidential Information is provided must first execute and deliver a confidentiality agreement reasonably acceptable to the Manager); *provided,* that in the case of clause (i), (ii)(A) or (iii), such Member shall notify the other Member of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   *Exceptions*. Confidential Information does not include information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member (or its Affiliates) in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Members or any of their respective Representatives, provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   *Survival of Obligations*. The obligations of each Member under this Section 16.14 shall survive for so long as such Member remains a Member, and for five (5) years following the earlier of (i) termination, dissolution, liquidation and winding up of the Company, (ii) the withdrawal of such Member from the Company, and (iii) such Member's Transfer of its Membership interests.

Section 16.14 No Third-Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the Company and the parties hereto, and their respective successors and assigns and parties expressly entitled to indemnification thereunder, subject to the express provisions hereof relating to successors and assigns and parties expressly entitled to indemnification hereunder, and no other Person shall have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise. This Agreement is not intended for the benefit of a creditor who is not a Member and does not grant any rights to, or confer any benefits on, any Person who is not a party hereto or the Company, except as expressly provided herein.

Section 16.15 Time of the Essence. Time is of the essence of this Agreement; provided, that in the event the date for performance of any obligation hereunder shall fall on a non-business day, that obligation shall be performable on the next following business day.

Section 16.16 Representation by Legal Counsel. Each Member has been represented by its own legal counsel in the negotiation and drafting of this Agreement or has knowingly elected to not be represented by legal counsel.

ARTICLE XVII

CERTAIN DEFINITIONS

Section 17.1   Definitions. The following terms shall have the following meanings:

Accounting Period. An Accounting Period shall be (a) a calendar year if there are no changes in the Members' respective Unit holdings during such calendar year except on the first day thereof, or (b) any other period beginning on the first day of a calendar year, or any other day during a calendar year upon which occurs a change in such Unit holdings, and ending on the last day of a calendar year, or on the day preceding an earlier day upon which any change in such respective Unit holdings shall occur.

Adjusted Capital Account Deficit. An Adjusted Capital Account Deficit means with respect to any Member, the deficit balance, if any, in such Member's Capital Account, after increasing such Capital Account by any amounts that such Member is actually obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Treasury Regulations Section 1.704-2(g)(2) and/or Treasury Regulations Section 1.704-2(i)(5), and reducing such Capital Account by any amounts described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

Affiliate. An Affiliate of any person shall mean, with respect to any Person, (i) any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person, (ii) any officer, manager, director, member, trustee or beneficiary of such Person (or any Person with similar responsibilities) and, (iii) when used with reference to any natural Person, shall also include such Person's spouse, parents and descendants (whether by blood or adoption, and including stepchildren) and the spouses of such Persons and the Affiliates of such Persons. The term "control" means the possession, directly or indirectly, of the power, whether or not exercised, (A) to vote 10% or more of the securities or beneficial interests having voting power for the election of directors (or persons performing similar functions) of such Person or (B) to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or beneficial interest, by contract (including as the manager or managing member or general partner under the operating agreement or limited liability company agreement of a limited liability company or partnership agreement of a partnership) or otherwise, and the term "controlled" and "common control" have correlative meanings.

Bankruptcy. Bankruptcy shall mean, with respect to a Person, either

(a)   a court having jurisdiction over such Person or its assets shall enter a decree or order for relief in respect of such Person in an involuntary case under the United States Bankruptcy Code (as now and hereinafter in effect, or any successor thereto, the "**Bankruptcy Code**") or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable law and, in the case of any event described in this clause (a), such event shall have continued for sixty (60) days unless dismissed, bonded or discharged;

(b)   an involuntary case shall be commenced against such Person under the Bankruptcy Code or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over such Person or over all or a substantial part of such Person's property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of such Person for all or a substantial part of its property shall have occurred, and, in the case of any event described in this clause (b), such event shall have continued for sixty (60) days unless dismissed, bonded or discharged; (c)   such Person shall commence a voluntary case under the Bankruptcy Code or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or voluntarily petition a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over such Person or over all or a substantial part of such Person's property.

Book Basis. The Book Basis with respect to any asset, means the asset's adjusted basis for federal income tax purposes; provided, however, (a) if property is contributed to the Company, the initial Book Basis of such property shall equal its fair market value (as reasonably determined by the Manager) on the date of contribution; (b) the Book Basis shall be adjusted in the same manner as would the asset's adjusted basis for U.S. federal income tax purposes, except that the depreciation deduction taken into account each Fiscal Year for purposes of adjusting the Book Basis of an asset shall be the amount of depreciation with respect to such asset taken into account for purposes of computing Profits or Losses for the Fiscal Year; (c) the Book Basis of Company assets may be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations and this Agreement; provided, however, that Book Basis shall not be adjusted pursuant to this subsection (c) to the extent that the Manager determines that an adjustment pursuant to subsection (e) hereof is necessary or advisable in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (c); (d) the Book Basis of any asset distributed to a Member by the Company shall be such asset's gross fair market value (as reasonably determined by the Manager) at the time of such distribution; and (e) upon election by the Manager, the Book Basis of the Company assets shall be adjusted to equal their respective fair market values upon the events and in the manner specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f).

Capital Account. The Capital Account of each Member shall consist of its original Capital Contribution, (a) increased by any additional Capital Contributions, its allocable share of Profits and any other items of income and gain that are specially allocated to it pursuant to Section 8.2, and the amount of any Company liabilities that are assumed by it or that are secured by any Company property distributed to it, and (b) decreased by the amount of any distributions to or withdrawals by it, its allocable share of Losses and any other items of deduction or loss that are specially allocated to it pursuant to Section 8.2, and the amount of any of its liabilities that are assumed by the Company or that are secured by any property contributed by it to the Company. The foregoing provision and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b)(2)(iv) and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification, provided that it is not likely to have more than an insignificant effect on the total amounts distributable to any Member pursuant to Article IX and Article XIII.

Capital Contribution. A Member's Capital Contribution shall mean the amount of cash and the initial Book Basis of any other property (net of liabilities assumed by the Company resulting from such contribution, and liabilities to which that property is subject) actually contributed to the Company by such Member. Any reference in this Agreement to the Capital Contribution of a Member shall include all Capital Contributions made by any predecessor in interest of such Member.

Code. The Code is the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

Company Minimum Gain. A Company Minimum Gain is ascribed the meaning set forth in Treasury Regulations Section 1.704-2(d) for "partnership minimum gain."

Depreciation. Depreciation means an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for the Fiscal Year or other period, except that if the Book Basis of an asset differs from its adjusted tax basis at the beginning of the Fiscal Year or other period, Depreciation will be an amount which bears the same ratio to the beginning Book Basis as the Federal income tax depreciation, amortization or other cost recovery deduction for the Fiscal Year or other period bears to the beginning adjusted tax basis; provided, however, that if the Federal income tax depreciation, amortization or other cost recovery deduction for the Fiscal Year or other period is zero, Depreciation will be determined by reference to the beginning Book Basis using any reasonable method.

Distributable Cash. The Company's Distributable Cash means the cash of the Company from any source, including from a sale of the Project or the rights to the Project, or the sale of the Project Company, that is available for distribution to the Members under this Agreement as determined by the Manager it its reasonable discretion, after (a) payment by the Company of all expenses incurred by the Company in connection with such transaction, (b) payment by the Company of all liabilities of the Company in connection with such transaction, including, without limitation, repayment of any outstanding debt and debt service, and (c) establishing any reserve as determined necessary by the Manager (in its reasonable discretion).

ERISA. ERISA shall mean the Employment Retirement Income Security Act of 1974, as amended.

Imputed Underpayment Amount. Imputed Underpayment Amount means any "imputed underpayment" within the meaning of Section 6225 of the Code (and any Treasury Regulations promulgated thereunder and with respect thereto), and under any comparable provision of state or local law, paid (or payable) by the Company as a result of an adjustment with respect to any item of Company income, loss, gain, deduction or credit, including any interest or penalties with respect to any such adjustment.

Investment Amount. A Member's Investment Amount shall mean the amount such Member has invested in the Company with respect to the Company's investment in the Project Company.

Majority Vote. As of a date of determination, the written vote or approval of those Members that hold more than fifty (50%) of all of the aggregate issued and outstanding Units entitled to vote, as of such date of determination.

Member Minimum Gain. A Member Minimum Gain has the meaning set forth in Treasury Regulations Section 1.704-2(i)(5) for "partner nonrecourse debt minimum gain," and shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(3) and (5).

Member Nonrecourse Debt. A Member Nonrecourse Debt shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(4) for "partner nonrecourse debt."

Member Nonrecourse Deductions. A Member Nonrecourse Deduction shall mean the Company deductions, losses and Code Section 705(a)(2)(B) expenditures that are treated as deductions, losses and expenditures attributable to Member Nonrecourse Debt under Section 1.704 2(i)(2) of the Treasury Regulations.

Nonrecourse Deductions. A Nonrecourse Deduction shall have the meaning set forth in Treasury Regulations Section 1.704-2(b).

Percentage Interests. With respect to a Member as of a time of determination, the number of Units held by such Member expressed as a percentage of the aggregate Units of the Company held by all Members as of such time of determination.

Prime Rate. Prime Rate shall mean the floating commercial rate of interest published in the Wall Street Journal (or its successors) as its prime rate.

Profits or Losses. A Profit or Loss shall mean, for each taxable year, an amount equal to the Company's taxable income or taxable loss, as the case may be, for such taxable year, as determined in accordance with Section 703(a) of the Code, and Treasury Regulations Section 1.703-1 (for this purpose, all items of income and gain required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or taxable loss), but with the following adjustments:

(a) Any tax-exempt income, as described in Section 705(a)(1)(B) of the Code, realized by the Company during such taxable year and not otherwise taken into account in computing Profits or Losses, shall be taken into account;

(b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code, including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Section 705(a)(2)(B) of the Code, and not otherwise taken into account in computing Profits or Losses, shall be taken into account;

(c) In the event the Book Basis of any Company asset is adjusted pursuant to clause (e) of the definition of "Book Basis," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain resulting from any disposition of property with respect to which gain is recognized for federal income tax purposes shall be computed by reference to the Book Basis of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Basis;

(e) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or taxable loss, there shall be taken into account Depreciation;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   Any items which are specially allocated pursuant to <u>Section 8.2</u> shall not be taken into account in computing Profits or Losses.

<u>Schedule of Members</u>. Schedule of Members shall be the schedule maintained by the Manager in the books and records of the Company detailing the name, address, Investment Amount, the Capital Contributions and the number of Units of each Member, and the other information required by this Agreement to be included therein.

<u>Securities</u>. Securities shall mean securities of every kind and nature and rights and options with respect thereto, including stock, notes, bonds, debentures, evidences of indebtedness and other business interests of every type, including partnerships, joint ventures, proprietorships and other business entities.

<u>Securities Act</u>. Securities Act shall mean the Securities Act of 1933, as amended.

<u>Treasury Regulations</u>. Treasury Regulations shall mean the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

<u>Unit</u>. Unit or Units shall mean an ownership interest in the Company representing any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

<u>Unreturned Capital Contributions</u>. Unreturned Capital Contributions shall mean the aggregate amount of Capital Contributions made by such Member to the Company as of such time reduced (not below zero) by the amount of cash and the fair market value (reasonably determined by the Manager) of any other assets (net of any liability secured by the asset that the Member assumes or takes subject to) of the Company distributed to such Member pursuant to Section 9.1(a) in respect of its Capital Contributions as of such time, including pursuant to <u>Article XIV</u>).

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the Effective Date.

MANAGER

 /s/ *Daniel Kim*

By: Solariant Capital, LLC

Name: Daniel Kim

Title: Managing Member

EXHIBIT D

Financial Statements of Two Rivers Solar LLC

(See Attached)

Financial Statements and Report of
Independent Certified Public Accountants

Two Rivers Solar LLC.

For Period December 31, 2023 & 2022

Two Rivers Solar LLC

Table of Contents



To the Managing Member of **Two Rivers Solar, LLC.**

We have reviewed the accompanying financial statements of **Two Rivers Solar, LLC.** (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations and stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Assurance Dimensions

Margate, Florida
April 25, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Two Rivers Solar LLC

Balance Sheets

As of December 31, 2023 and 2022

		2023		2022
ASSETS				
Current Assets				
Cash	$	-	$	-
Interconnection Deposit		-		70,000
Prepaid Expenses		473		-
Prepaid Lease Option		-		5,000
Total Current Assets		473		75,000
Other Assets				
Transformer Deposit		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	473	$	75,000
LIABILITIES AND MEMBER'S DEFICIT				
Current Liabilities				
Accounts Payable	$	2,338	$	225
Development Expenses Paid by Solariant		192,645		123,666
Project Management Fees Payable		379,167		79,167
Total Current Liabilities		574,150		203,058
TOTAL LIABILITIES		574,150		203,058
Member's Deficit				
Member's Contribution		-		-
Member's Deficit		(573,677)		(128,058)
TOTAL MEMBER'S DEFICIT		(573,677)		(128,058)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	473	$	75,000

The accompanying notes are an integral part of these financial statements.

Two Rivers Solar LLC
Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	2022
REVENUE	$ -	$ -
Total revenue	-	-
EXPENSES		
Project Development Expenses		
Development Fees	-	-
Site Related Expenses		
Land & Lease Option	5,000	5,000
Mineral & Title	14,354	225
Total Site Related Expenses	19,354	5,225
Other Third-Party Development Expenses		
Engineering	2,600	590
Consulting Fees	7,750	-
Environmental/Survey/Geotech	28,339	-
Interconnection	80,000	35,153
Permitting & Tax Abatement	-	6,000
Legal	5,549	420
Total Site Related Expenses	124,238	42,163
Total Project Development Expenses	143,592	47,388
Project Management Fee	300,000	79,167
Operating Expenses		
Insurance	2,027	1,503
Total operating expenses	2,027	1,503
LOSS FROM OPERATIONS	(445,619)	(128,058)
NET LOSS	$ (445,619)	$ (128,058)

The accompanying notes are an integral part of these financial statements.

Two Rivers Solar LLC
Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(445,619)	$	(128,058)
(Increase) Decrease in Assets				
Interconnection Deposit		70,000		(70,000)
Prepaid Lease Option		5,000		(5,000)
Prepaid Expenses		(473)		-
Increase (Decrease) in Liability				
Accounts Payable		2,113		225
Project Management Fees Payable		300,000		79,167
Net cash used by operating activities		(68,979)		(123,666)
CASH FLOWS FROM INVESTING ACTIVITIES				
Net cash (used in) investing activities		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Development Expenses Paid by Solariant		68,979		123,666
Net cash provided by financing activities		68,979		123,666
NET INCREASE IN CASH		-		-
Cash at beginning of year		-		-
Cash at end of year	$	-	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during year for interest	$	-	$	-
Cash paid during year for income taxes	$	-	$	-

The accompanying notes are an integral part of these financial statements.

Two Rivers Solar LLC
Statements of Member's Deficit
For the Years Ended December 31, 2023 and 2022

	Unit Value	Member's Contribution	Accumulated Deficit	Total
March 14, 2022	0	$ -	$ -	$ -
Net loss	-	-	(128,058.00)	(128,058.00)
December 31, 2022	-	-	(128,058.00)	(128,058.00)
Net loss	-	-	(445,619.00)	(445,619.00)
December 31, 2023	-	$ -	$ (573,677.00)	$ (573,677.00)

The accompanying notes are an integral part of these financial statements.

Two Rivers Solar LLC.

Notes to Financial Statements
December 31, 2023 and 2022

Note A – Nature of Business and Organization

Two Rivers Solar LLC ('the Company') was established in August 24, 2022 in the state of Georgia as a wholly owned subsidiary of Solariant Capital LLC. This is a special purpose company based in Pasadena, California, dedicated to the development of a utility-scale solar and battery energy storage project.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Adhering to US GAAP ensures that the financial statements are reliable, consistent, and comparable across different companies and industries. This allows investors, lenders, and other stakeholders to make informed decisions based on the financial information provided by a company.

Use of Estimates

Management is required to make estimates and assumptions that impact the reporting of assets, liabilities, contingent assets and liabilities, revenues, and expenses when preparing financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions are subject to uncertainty, and actual results may differ from those reported.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. At present, there are no cash balances in the company's accounts.

Assets

The asset section contains Interconnection Deposit and Prepaid Lease.

Interconnection Deposit – As of December 31, 2023, the interconnection study account shows a balance of $0. This balance is derived from payments totaling $110,000, with $100,000 paid in 2022 and $10,000 paid in 2023. These funds were fully utilized across both 2022 and 2023, resulting in a cumulative balance of $0. The payments were remitted to the Georgia Transmission Corporation for an Interconnection and Facility Study, aimed at evaluating the potential impacts of a new solar project on Georgia's existing electrical grid system. This study is a mandatory requirement by utility companies and regulatory agencies before a new solar project can be connected to the grid.

Prepaid Lease Option – The lease option is an agreement that enables a developer, such as Two Rivers Solar, to lease land from the property owner, in this case, Rayonier, Inc. This arrangement allows the developer to conduct the necessary studies and development procedures to assess the feasibility of the land for a solar project. The lease option typically includes a set lease term, a lease payment, and an option to purchase the land at the end of the lease term.

As of December 31, 2023, there is no remaining balance in the prepaid lease option. Initially, we signed a Lease Commitment Agreement (LCA) for the period from September 26, 2022, to March 25, 2023, and paid $10,000 for it, with the intention of establishing a lease option document by the end of that period. However, the process took longer than expected. Despite a few extensions to the LCA, Rayonier did not require additional payments for these extensions. We recently finalized the lease option agreement, replacing the LCA. The first payment of $25,000 is due in March of 2024. This is why we do not have a balance in the prepaid lease option account.

Prepaid Expenses – The balance of $473 in this account represents General Liability insurance paid to Olcan Dulcan for the period from March 10, 2023, to March 10, 2024. The remaining balance will be amortized through March 10, 2024, and a new payment will be made for the renewal of insurance thereafter.

Liabilities

As of December 31, 2023, the liability section of the financial statements comprises the following:

Accounts Payable – The balance of $2,338 in this account represents the amount owed to Absolute Angels for invoice #202401102. This vendor was paid by the parent company, Solariant Capital LLC on January 22, 2024.

Development Expenses Paid by Solariant – The balance of $192,645 in this account represents development expenses paid by the parent company, Solariant Capital LLC on behalf of Two Rivers. These expenses will be reimbursed once Two Rivers Solar has available funds.

Project Management Fees Payable – The balance of $379,167 in this account represents the management fee charged by the parent company, Solariant Capital LLC, for overseeing the development of the Two Rivers Solar projects. The company had management fee payable of $379,167 and $79,167 as of December 31, 2023 and 2022, respectively. Two Rivers Solar will settle this fee once it has adequate funds available.

Related Party – Solariant Capital LLC

The transactions between Solariant Capital LLC, the parent company, and Two Rivers Solar, its subsidiary, involve Development Expenses and Management Fee.

Development expenses paid by Solariant Capital LLC on behalf of Two Rivers Solar include all expenses related to the development of the solar project, as well as any other operating expenses that Two Rivers Solar may incur. As the sole owner of Two Rivers Solar, Solariant Capital LLC will bear the initial financial burden of the project's development costs. The financial arrangement between Solariant and Two Rivers Solar stipulates that the funding for solar development will be treated as a loan. Two Rivers Solar will repay Solariant for all expenses related to the project once it has sufficient cash reserves to do so.

The management fee is an agreement between Solariant Capital and its subsidiary, Two Rivers Solar, in which Solariant Capital bills its subsidiary for managing the progress of the solar development project. The fee is calculated based on Solariant Capital's monthly operating expenses, which include the salaries of the development team and administrative costs. This management fee is a standard rate that Solariant charges to all of its project entities and is similar across the industry.

The project management fees for a solar project usually start on the date when site control, such as a lease or purchase agreement, is executed and secured. In the case of Two Rivers Solar LLC, this was on September 26th, 2022, which is an important milestone date for the project to officially begin. Although there may be some development work and negotiations that happen before this date, the site control execution marks the start of the project management fees.

Income Taxes

As a pass-through entity for both federal and state tax purposes, the company is not required to file its own tax returns. Instead, any income or losses generated by the company flow through to its owners or investors and are reported on their individual tax returns. In this case, the company's parent company, Solariant Capital LLC, is responsible for reporting and paying taxes on any income generated by the subsidiary. This structure is often used by small businesses and partnerships to avoid double taxation, as profits and losses are taxed only at the individual owner level.

As a result of this election, the company has not recognized any income taxes in the financial statements. The company has also determined that it has no uncertain tax positions as of December 31, 2022, and December 31, 2023, and no income tax expense or related interest or penalties were recognized.

Two Rivers Solar LLC.

Expenses

The reported expenses include project development expenses, project management fees, and operating expenses.

Project Development Expenses - Most expenses are related to project development, which are necessary to assess the feasibility of building or constructing the solar farm. These expenses are comprised of studies such as market research, environmental and geotechnical surveys, as well as interconnection costs. Additionally, other development expenses include land lease, permitting, legal, mineral and title, and engineering.

Project Management Fee – The management fee represents the expenses incurred by Solariant Capital for overseeing the development of the project on behalf of its subsidiary. It includes estimated costs related to employee salaries, as well as other operating expenses such as rent, utilities, and administrative costs. These expenses are charged to the subsidiary for the management services provided by the parent company during the development phase of the project. Solariant' s management monthly rate is $25,000, which is consistent with the rates charged for their other projects.

Operating Expenses – Operating expenses are indirect costs associated with project development and may include expenses such as business insurance, formation costs, and other related expenses.

Note C – Member's Deficit

Two Rivers Solar LLC is a renewable energy company owned by Solariant Capital LLC, a firm specializing in developing and investing in renewable energy projects. Solariant Capital is deeply committed to funding and supporting this project, reflecting its strong belief in clean, renewable energy. Currently, the entity is in the pre-development stages, incurring costs necessary for project advancement, which accounts for the current deficit.

Note D – Related Party Transactions

The Company had a related party payable outstanding to Solariant of approximately $192,645 and $123,666 as of December 31, 2023 and 2022 respectively.

The management fee represents the expenses incurred by Solariant Capital for overseeing the development of the project on behalf of its subsidiary. It includes estimated costs related to employee salaries, as well as other operating expenses such as rent, utilities, and administrative costs. These expenses are charged to the subsidiary for the management services provided by the parent company during the development phase of the project. Solariant' s management monthly rate is $25,000. The Company had a project management fee payable outstanding to Solariant of approximately $379,167 and $79,167 as of December 31, 2023 and 2022, respectively.

Note E – Commitments and Contingencies

Contingencies

Management and legal counsel assess potential loss contingencies related to legal proceedings or unasserted claims. If a material loss is probable and the amount can be estimated, it is accrued in financial statements. If the potential loss is not probable but reasonably possible, or is probable but cannot be estimated, it is disclosed in financial statements.

As of December 31, 2022 and December 31, 2023 , there were no material loss contingencies that required accrual or disclosure, including legal claims or pending legal proceedings.

Note F – Subsequent Events

Management has assessed subsequent events through April 26, 2024, the date on which the financial statements were available to be issued.

EXHIBIT E

Financial Statements of Two Rivers Solar CF SPV I LLC

(See Attached)

Financial Statements and Report of
Independent Certified Public Accountants

Two Rivers Solar CF SPV I, LLC

March 31, 2024

Two Rivers Solar CF SPV I, LLC
Table of Contents



Independent Auditor's Report

To the Managing Member of **Two Rivers Solar CF SPV1, LLC.**

We have reviewed the accompanying financial statements of **Two Rivers Solar CF SPV1, LLC.** (the "Company"), which comprise the balance sheet as of March 31, 2024, and the related statement of operations and investor's equity and cash flows for the period from inception to March 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Assurance Dimensions

Margate, Florida

April 25, 2024

Two Rivers Solar CF SPV I, LLC
Balance Sheet
March 31, 2024

ASSETS

Current Assets	
Cash	$ -
Escrow	-
Total Current Assets	-
Other Assets	-
TOTAL ASSETS	$ -

LIABILITIES AND EQUITY

Current Liabilities	
Accounts Payable	$ -
Investor's Contribution	-
Expenses Paid by Solariant	-
Total Current Liabilities	-
TOTAL LIABILITIES	-
Equity	
Investor's Equity	-
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	$ -

The accompanying notes are an integral part of this financial statement

Two Rivers Solar CF SPV I, LLC
Statements of Operations
For the Period from Jan 1, 2024 to Mar 31, 2024

REVENUE	$ -
Total revenue	-
EXPENSES	
Project Development Expenses	-
Operating Expenses	
Broker Dealer Fees	-
Legal Expenses	-
Marketing Expenses	-
Platform Set Up Fees	-
Total operating expenses	-
LOSS FROM OPERATIONS	-
OTHER INCOME (EXPENSES)	-
NET LOSS	$ -

The accompanying notes are an integral part of this financial statement

Two Rivers Solar CF SPV I, LLC
Statements of Cash Flows
For the Period Ended Mar, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ -
(Increase) Decrease in Assets	
Interconnection Deposit	
Prepaid Lease Option	
Transformer Deposit	
Increase (Decrease) in Liability	
Accounts Payable	
Project Management Fees Payable	
Net cash provided by operating activities	-
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash (used in) investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Development Expenses Paid by Solariant	
Member's Contribution	-
Member's Equity	-
Net cash provided by financing activities	-
NET INCREASE IN CASH	-
Cash at beginning of year	-
Cash at end of year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during year for interest	$ -
Cash paid during year for income taxes	$ -

The accompanying notes are an integral part of this financial statement

Two Rivers Solar CF SPV I, LLC
Statements of Investor's Equity
For the Period Ended Mar, 2024

	Unit Value	Investor's Contribution	Accumulated Earnings	Total
	-	$ -	$ -	$ -
Contribution from Investors	-	-	-	-
Net loss/gain	-	-	-	-
March 31, 2024	-	-	-	-
Net loss/gain	-	-	-	-
March 31, 2024	-	$ -	$ -	$ -

The accompanying notes are an integral part of this financial statement

Two Rivers Solar CF SPV I, LLC
Notes to Financial Statements
March 31, 2024

Note A – Nature of Business and Organization

Two Rivers Solar CF SPV I, LLC ('the Company') was established on Feb 29, 2024, in Georgia. It operates as a fully owned subsidiary of Solariant Capital LLC and is headquartered in Pasadena, California. As a Crowdfunding Vehicle under Rule 3a-9 of the Investment Company Act of 1940, the Company is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the securities issued by a single crowdfunding issuer, Two Rivers Solar, LLC, a Georgia limited liability company and raising capital in one or more offerings made in compliance with Regulation Crowdfunding. The primary focus of Two Rivers Solar, LLC is the development of a utility-scale solar and battery energy storage project, addressing the growing demand for energy on a large scale.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Adhering to US GAAP ensures that the financial statements are reliable, consistent, and comparable across different companies and industries. This allows investors, lenders, and other stakeholders to make informed decisions based on the financial information provided by a company.

Use of Estimates

Management is required to make estimates and assumptions that impact the reporting of assets, liabilities, contingent assets and liabilities, revenues, and expenses when preparing financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions are subject to uncertainty, and actual results may differ from those reported.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. At present, there are no cash balances in the company's accounts.

Income Taxes

As of March 31, 2024, Two Rivers Solar CF SPV I, LLC ('the Company') functions as a pass-through entity for federal and state tax purposes, eliminating the need to file separate tax returns. Instead, any income or losses generated by the Company are passed on to its owners or investors, who report them on their individual tax returns.

Note C – Member's Equity

As of March 31, 2024, Two Rivers Solar CF SPV I, LLC has not issued any shares. Therefore, the share capital and the corresponding equity balance remain at zero. Retained earnings also stand at zero, indicating that no profits or losses have accumulated to date.

Note D – Commitments and Contingencies

Contingencies

Management and legal counsel assess potential loss contingencies related to legal proceedings or unasserted claims. If a material loss is probable and the amount can be estimated, it is accrued in financial statements. If the potential loss is not probable but reasonably possible, or is probable but cannot be estimated, it is disclosed in financial statements.

As of March 31, 2024, there were no material loss contingencies that required accrual or disclosure, including legal claims or pending legal proceedings.

Two Rivers Solar CF SPV I, LLC
Notes to Financial Statements
March 31, 2024

Note E – Subsequent Events

Management has assessed subsequent events through March 31, 2024, the date on which the financial statements were available to be issued.

EXHIBIT F

<u>Development Services Agreement</u>

(See Attached)

DEVELOPMENT SERVICES AGREEMENT

This DEVELOPMENT SERVICES AGREEMENT (this "Agreement"), effective as of September 26, 2022 ("Effective Date"), is made by and between Two Rivers Solar LLC, a Georgia limited liability company ("Owner"), and Solariant Capital, LLC, a California limited liability company ("Project Development Manager").

RECITALS

WHEREAS, Project Development Manager is engaged in the business of identifying and developing potential electrical power generation projects;

WHEREAS, Project Development Manager is also the manager of Owner;

WHEREAS, Owner and Project Development Manager are parties to that certain Limited Liability Company Agreement of Owner, dated as of August 23, 2022 (as it may be amended from time to time, the "LLCA");

WHEREAS, Owner is the developer of the Project defined in the Recitals of the LLCA and as further defined below, and is interested in developing, constructing, financing, owning, and operating the Project;

WHEREAS, Project Development Manager and Owner wish to enter into an agreement by which Project Development Manager will assist Owner in the development of the Project; and

WHEREAS, this Agreement is entered into pursuant to the LLCA.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS; CERTAIN PRINCIPLES OF INTERPRETATION

Section 1.1   Definitions. The following terms, when used in this Agreement, shall have the meanings set forth below unless a different meaning shall be expressly stated or shall be apparent from the context.

"*Affiliate(s)*" means, with respect to any Person, any entity which is a direct or indirect parent or subsidiary of such Person or which directly or indirectly (i) owns or controls such Person, (ii) is owned or controlled by such Person, or (iii) is under common ownership or control with such Person; for purposes of this definition, "control" shall mean the power to direct the management or policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

"*Agreement*" shall have the meaning provided in the first paragraph of this Agreement.

1

"*Business Day*" means any day other than a Saturday, Sunday or a day on which commercial banks in New York City are authorized or required by law to remain closed.

"*Confidential Information*" means: (a) all information in tangible or intangible form (including technical, operating, business and financial information), that a Disclosing Party furnishes or makes available to the Receiving Party, directly or indirectly, that (i) has been marked "confidential" or "proprietary", or (ii) is designated as "confidential" or "proprietary" when disclosed in oral or visual form, or (iii) is disclosed in a manner such that a reasonable person would understand its confidential or proprietary nature; and (b) without limiting the foregoing, contract terms and pricing regarding systems, products, solutions and/or services offered by either Party. Confidential Information does not include any information that, through no fault or failure to act on the part of Receiving Party, is or becomes: (i) known by the Receiving Party (without breach of any confidentiality obligation by any third party) prior to disclosure by the Disclosing Party; (ii) independently developed by or on behalf of the Receiving Party without the use of, or reference to, any Confidential Information; (iii) later received by the Receiving Party (without breach of any confidentiality obligation by any third party) from a third party that is not under a confidentiality obligation to the Disclosing Party; or (iv) publicly available to third parties.

"*Development Budget and Timeline*" means the Initial Development Budget and Timeline (as defined in the LLCA).

"*Development Schedule*" means a schedule developed by Owner, identifying key milestones in the development of the Project and a date by which all Required Approvals and Project Agreements are expected to be obtained.

"*Development Services*" shall have the meaning provided in Section 2.1 of this Agreement.

"*Development Services Fee*" means a fee to be paid by Owner to Project Development Manager in the amount of $25,000 per month

"*Disclosing Party*" means a party hereto that has disclosed Confidential Information to another party hereto.

"*Effective Date*" shall have the meaning provided in the first paragraph of this Agreement.

"*Environmental Attributes*" means any and all current or future credits, benefits, emissions reductions, offsets, and allowances, and/or renewable energy credits or certificates or reporting rights, howsoever entitled, in each case attributed or allocable to electricity produced by the Project. Environmental Attributes include, but are not limited to:

        (i)   any avoided emissions of pollutants to the air, soil or water, such as sulfur oxides (SOx), nitrogen oxides (NOx), carbon monoxide (CO) and other pollutants;

        (ii)   any avoided emissions of carbon dioxide (CO_2), methane (CH_4) and other greenhouse gases (GHGs);

        (iii)   the reporting rights associated with avoided emissions or renewability, including green tags;

(iv)   related subsidies or "tipping fees" that may be paid to other parties to accept certain fuels, or local subsidies received by other parties for the destruction of particular pre-existing pollutants or the promotion of local environmental benefits; and/or

(vi)   emissions allowances, renewable energy credits, including, but not limited to solar renewable energy certificates, or similar benefits or credits.

"*EPC Agreement*" means an agreement to provide some or all of the engineering, procurement, and construction services required for the construction and delivery of the Project.

"*Force Majeure*" means the occurrence of any event or circumstance beyond the reasonable control of a party hereto which results in the failure or delay by such party hereto of performance under this Agreement, in full or part, including the following: an act of God; war (declared or undeclared); sabotage; riot; insurrection; civil unrest or disturbance; military or guerilla action; banditry; terrorist activity or a threat of terrorist activity which, under the circumstances, would be considered a precursor to actual terrorist activity; acts of public enemy; economic sanction or embargo; epidemic; pandemic; disease, quarantine, civil strike, work stoppage, slow-down, or lock-out or labor dispute not primary directed at the relevant party hereto; theft; vandalism; natural disaster; accident; explosion; fire; volcanic activity; earthquake or seaquake; abnormal weather condition; action of the elements; hurricane; flood; lightning; wind; drought; peril of the sea; the binding order of any Governmental Authority; the delay of or failure to act on the part of any Governmental Authority; or the failure or unavailability of equipment, supplies or products not arising from an act or omission of the party hereto whose performance is affected;.

"*GAAP*" means United States generally accepted accounting principles consistently applied.

"*Governmental Authority*" means any federal, regional, state, local or political subdivision, native nation, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"*Interconnection Agreement*" means an agreement by and among Owner, and the Transmission Owner or Operator, which provides for electrical interconnection of Owner's electric generating facilities with the electric transmission or distribution network owned by the Transmission Owner or Operator.

"*Law*" means any constitutional provision, law, statute, code, rule, regulation, ordinance, treaty, order, decree, writ, judgment, decision, certificate, holding, determination, injunction, permit or requirement of such Governmental Authority along with the interpretation and administration thereof by any Governmental Authority charged with the interpretation or administration thereof. Unless the context clearly requires otherwise, the term "Law" shall include each of the foregoing (and each provision thereof) as in effect at the time in question, including any amendments, supplements, replacements, or other modifications thereto or thereof, and whether or not in effect at the date of this Agreement.

"*Liabilities*" means, with respect to any Person, liabilities of any nature, whether accrued, absolute, fixed, contingent, liquidated or unliquidated or otherwise and whether due or to become due, and whether or not required by generally accepted accounting principles to set forth on a balance sheet of such Person.

"*Losses*" means damages, losses, Liabilities, actions, claims, suits, costs and expenses (including reasonable attorneys' fees and other reasonable costs of defense therefrom), excluding any loss of profits or revenue or other consequential, indirect, special, punitive and exemplary damages or claims whatsoever, except to the extent that they form the basis for third party claims, suits or causes of action that are indemnifiable under this Agreement.

"*Notice of Loss*" shall have the meaning provided in Section 6.2 of this Agreement.

"*Notice to Proceed*" means a full notice to proceed to construction of the Project under the EPC Agreement (or equivalent construction agreement).

"*Notice of Resumption*" shall have the meaning set forth in Section 2.5.

"*Notice of Suspension*" means a notice from Owner to Project Development Manager advising Project Development Manager that Owner intends to suspend for a period of not more than six (6) months any further Development Services with respect to the Project.

"*Notice of Termination For Convenience*" means a notice from Owner to Project Development Manager advising Project Development Manager that Owner is terminating further Development Services with respect to the Project for convenience.

"*Owner*" shall have the meaning set forth in the introductory paragraph.

"*Owner Parent*" means the Person or Persons that owns the Owner.

"*Periodic Development Report*" shall have the meaning provided in Section 2.6.

"*Person*" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or Governmental Authority.

"*PILOT Agreement*" means a Payment in Lieu of Tax Agreement or similar tax benefit agreement issued by an authorized Governmental Authority, establishing alternate real property or sales tax payments for the Project.

"*Power Purchase Agreement*" means one or more power purchase agreements entered into between Owner and one or more credit-worthy Project Counterparties, providing, in the aggregate, for the purchase by a credit-worthy counterparty of at least 90% of the expected MWac to be generated by the Project containing (i) satisfactory terms and conditions and (ii) pricing terms, which, after giving effect to all expected Project capital expenditures, operating costs and debt and tax equity financing costs, will yield an acceptable return on equity, in each case, as determined by Owner, in its sole discretion.

"*Project*" means that certain proposed utility-scale photovoltaic solar energy project in Camden County, Georgia of whatever size as Owner may hereafter determine based upon technical and financial feasibility, including all interconnection, storage and transmission facilities required to assure successful interconnection of the Project to the electrical grid, all equipment (including solar panels, racking systems, inverters, tracking systems (if any), meters and controls, interconnection equipment, batteries and associated wiring and hardware), land rights, and all other Project Agreements necessary or desirable to generate power, deliver such power to the bulk power system, and sell the power to third parties.

"*Project Agreements*" means a Power Purchase Agreement, an Interconnection Agreement, real property agreements (including leases, easements, and options), an EPC Agreement, equipment supply agreements, PILOT Agreements, operations and maintenance agreements, and all other material agreements necessary or desirable for the construction, operation, maintenance and management of the Project. "*Project Counterparties*" means any counterparty to, or being considered as a possible counterparty to, any Project Agreement, including Transmission Owners or Operators.

"*Project Development Manager*" shall have the meaning set forth in the introductory paragraph.

"*Project Development Manager Subcontractor*" shall have the meaning set forth in Section 3.1.

"*Project Real Property*" means the specific acreage located that is acquired or leased, or for which Owner has an option to acquire or lease, for the Project located in Bradford County, Florida to be more specifically identified on Exhibit B, as amended from time-to-time.

"*Proceeding*" shall have the meaning provided in Section 8.4 of this Agreement.

"*Receiving Party*" means a party hereto that has received Confidential Information from a Disclosing Party.

"*Representatives*" shall have the meaning provided in Section 7.1(b).

"*Required Approvals*" means all consents, agreements, permits or authorizations required by Governmental Authorities and Transmission Owners or Operators necessary for the construction, start-up, operation, maintenance, management and financing of the Project, including, but not limited to, permits, land use approvals (including zoning, subdivision, conservation commission and other land use approvals), and interconnection agreements.

"*Site Control*" means a lease or purchase, or option to secure a lease or purchase of the Site, together with all subsurface mineral rights related to the real property, or the waiver of mineral rights by the owner thereof in a manner that is sufficient to enable Owner's preferred title insurer to issue an ALTA 35 or similar endorsement insuring the Project against claims of mineral rights.

"*Term*" shall have the meaning provided in Section 4.1(a) of this Agreement.

"*Termination Date*" means the date upon which either (a) this Agreement expires pursuant to Section 4.1(a), or (b) the cure period has expired after either Project Development Manager or

Owner has provided notice of its intent to terminate the Agreement for breach pursuant to Section 4.1(b).

"*Third-Party Claim*" shall have the meaning provided in Section 6.2(a) of this Agreement.

"*Third-Party Expenses*" means the amounts included in the Development Budget and Timeline which are paid to third parties, including Third Party Consultants but excluding all Project Development Manager Subcontractors, in connection with the development of the Project including land option fees, land lease costs, fees in connection with permit and interconnection applications.

"*Third-Party Consultants*" means third party consultants and contractors necessary to complete development and construction of the Project, including without limitation, attorneys (including local attorneys to handle local zoning, permitting and other issues); accountants; design and engineering firms (including all design and engineering required for permitting and interconnection); soils testing firms; surveyors; independent engineer and site security firms. For the avoidance of doubt, Project Development Manager Subcontractors shall not be considered Third-Party Consultants hereunder. Project Development Manager shall provide the names and qualifications of its suggested consultants and contractors to Owner for its consideration.

"*Transmission Owners or Operators*" means the owners, electric utilities, independent system operators or other Persons which own or operate the electric transmission and distribution system, have the authority to review or approve the interconnection of the Project to such system, or have the authority to oversee the electrical operation of the Project subsequent to initial interconnection.

Section 1.2   Certain Principles of Interpretation.

(a)   This Agreement consists of the Agreement document itself, and the Schedules and Exhibits, which are specifically made a part hereof by reference. Unless the context requires otherwise, any reference in this Agreement to any Section, Schedule or Exhibit shall mean and refer to the Section contained in, or the Schedule or Exhibit attached to, this Agreement.

(b)   Defined terms shall be interpreted in both the singular and plural as the context may require. The words "include" and "including" shall mean to include, without limitation. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall, unless otherwise expressly specified, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)   Article and Section headings used herein and preliminary statements are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

(d)   Unless otherwise expressly provided, a reference to any Person or Persons shall be construed as a reference to any permitted successors and permitted assigns of such Person or Persons.

(e)   All accounting terms used in this Agreement, whether or not defined in Section 1.1, shall, except as otherwise provided for herein, be construed in accordance with GAAP.

ARTICLE II
PROJECT DEVELOPMENT SUPPORT

Section 2.1   Development Services. Project Development Manager shall provide Owner with certain development and consulting services as described herein to help facilitate the development and construction of the Project. Notwithstanding anything to the contrary in this Agreement, Project Development Manager shall not have any authority to bind Owner or Owner Parent and shall not make any representations to any third party regarding any such authority. The development and consulting services to be provided by Project Development Manager shall consist of the following (collectively, the "Development Services"):

(a)   Site Control. Project Development Manager shall identify the landowners, lessees, or other Persons who are believed to possess the legal right to the Project Real Property, and, solely as directed by Owner, enter negotiations with such landowner(s), lessee(s) and/or owners of mineral rights for the necessary real property rights to achieve Site Control as defined herein. Notwithstanding the foregoing or anything to the contrary in this Agreement, Project Development Manager shall not have any authority to bind Owner to acquire any legal rights to any real property and shall not make any representations to any third party regarding any such authority.

(b)   Third Party Consultants. Project Development Manager shall provide Owner with recommendations for Third-Party Consultants for the Project. Final selection of such consultants will be subject to Owner's approval, in its sole discretion. If specifically requested by Owner, Project Development Manager will assist with the negotiation of agreements with Third Party Consultants. All such contracts will be entered into and executed by Owner. Project Development Manager shall not be permitted to receive or require any direct or indirect compensation from any such Third-Party Consultant in connection with such recommendation in the form of a commission, brokerage fee or otherwise.

(c)   Site Analysis. If requested by Owner, and subject to its direction and oversight, Project Development Manager shall assist with the selection of consultants and contractors as approved by Owner which shall be responsible for conducting site analysis, data collection and reporting including, but not limited to, soils testing, surveys, drainage engineering planning, site layout planning, environmental testing and cultural resources assessment in compliance with requirements of those regulatory authorities having jurisdiction over the Project.

(d)   Required Approvals.

(i)   Subject to Owner's direction and oversight, and in cooperation and coordination with Owner, Project Development Manager shall use all commercially reasonable efforts to support, and where reasonable and appropriate, to provide for the on-the-ground coordination of the relationships with all Governmental Authorities and Transmission Owners or Operators necessary to facilitate all required permitting for the Project, including liaison services with local officials, the press and others seeking Project information from time to time as the Project is being developed and built. Project Development Manager shall keep Owner informed of any material communications and meetings with relevant Governmental Authorities and Transmission Owners or Operators. Owner shall be the lead for all such meetings, hearings, negotiations and conferences and Project Development Manager shall have the right to participate therein.

(ii)   For the avoidance of doubt, Project Development Manager shall not submit any applications or other written materials to, or sign any agreements with, any Governmental Authority or Transmission Owners or Operators with respect to any Required Approvals. Only Owner shall be authorized (a) to execute applications for Required Approvals, and (b) execute any documents, agreements, or other instruments necessary or desirable to accept any Required Approvals.

(e)   Interconnection Studies. Project Development Manager shall, solely as directed by Owner, assist Owner's designated consultant in connection with the initial and final system and interconnection feasibility studies and designs. Notwithstanding the foregoing, Project Development Manager shall not execute any retainer agreements with any consultants on Owner's behalf.

(f)   PILOT Agreements. Project Development Manager shall, solely as directed by Owner, assist in the negotiation on behalf of Owner of a PILOT Agreement and/or Industrial Revenue Bonds Agreement with the applicable Governmental Authorities that provides the maximum tax abatement available for Owner. For the avoidance of doubt, Project Development Manager shall not submit any applications or other written materials to, or sign any agreements with, any Governmental Authorities on Owner's or Owner Parent's behalf.

(g)   Environmental Assessments and Studies. Project Development Manager shall, solely as directed by Owner, obtain and oversee the performance of all environmental studies and reports required by law, including, but not limited to, Phase I Environmental Site Assessments, wetlands studies, and/or endangered species studies. For the avoidance of doubt, Project Development Manager shall not execute any retainer agreements with any consultants on Owner's or Owner Parent's behalf.

(h)   Design Engineering. Project Development Manager shall, solely as directed by Owner, perform or have performed all engineering for the Project, including preparing all solar resource studies, technical specifications, drawings, and other engineering activities, including creation and stamping of all design drawings and plans. For the avoidance of doubt, Project Development Manager shall not execute any retainer agreements with any consultants on Owner's or Owner Parent's behalf.

(i)   Purchasers for Power and Environmental Attributes. Project Development Manager shall, solely as requested by Owner, assist Owner with all activities necessary to identify and secure one or more purchasers for the power and Environmental Attributes generated by the Project, including, but not limited to, tracking regional requests for proposals and bid opportunities, assisting with responding to and managing Owner's responses thereto, marketing, sales, and negotiation and execution of one or more power purchase or similar agreements.

(j)   Engineering, Procurement and Construction. Project Development Manager shall, solely as requested by Owner, assist Owner with all activities necessary to negotiate and secure agreements for the engineering, procurement, construction, commissioning, operation and maintenance of the Project.

(k)   Project Agreements. To the extent not otherwise addressed above, Project Development Manager shall, solely as requested by Owner, coordinate the scheduling of, and make the necessary preparations for, meetings, negotiations, or conferences, as applicable, with potential Project Counterparties. Owner shall be provided notice of, and the proposed agenda for, all such meetings, negotiations or conferences and shall have the right to participate together with Project Development Manager therein. For the avoidance of doubt, Project Development Manager shall not sign any agreements or otherwise make any commitments with any counterparty with respect to any Project Agreement.

(l)   Administrative Services. Project Development Manager shall, solely as requested by Owner, perform certain limited administrative services, on an as-needed basis, including receiving, reviewing and approving invoices presented to it before forwarding them to Owner or Owner's designee for payment, maintaining a ledger of any receipts and disbursements of which Project Development Manager may become aware and document management in cooperation with any firm or individual designated by Owner as its responsible party and point of contact for receipt and payment of invoices and as its repository of Owner documentation.

(m)   Subcontractors. In connection with its performance of the Development Services, Project Development Manager may engage subcontractors (each a "Project Development Manager Subcontractor"), subject to Owner's written approval of such Person. All Project Development Manager Subcontractors shall be paid solely by Project Development Manager pursuant to a written agreement which shall expressly incorporate, and be subject to, all terms, conditions and limitations on activities applicable to Project Development Manager hereunder, including without limitation, Section 2.1 and Article VII. Engagement of any Project Development Manager Subcontractor by Project Development Manager shall not relieve Project Development Manager of its obligations hereunder, for which it will remain primarily obligated. All Project Development Manager Subcontractors, if requested by Owner, shall provide Owner with an executed written acknowledgement of all of the terms and conditions in this Agreement governing its development activities. Project Development Manager shall indemnify Owner with respect to any claims made by any Project Development Manager Subcontractor against Owner or the Project in connection with its performance of development services on behalf of Project Development Manager.

(n)   <u>Miscellaneous</u>. Owner and Project Development Manager may mutually agree upon other Development Services to be performed by Project Development Manager pursuant to this Agreement.

(o)   <u>No Affect On Role of Manager</u>. For clarification, notwithstanding any other provisions of this Agreement, this Agreement applies only to Solariant Capital, LLC's rights, authorities and obligations to Owner in its capacity as the Project Development Manager under this Agreement, and this Agreement shall not limit or otherwise affect the rights, authorities and obligations of Solariant Capital, LLC under the LLCA in its capacity as the manager or Owner Parent of Owner under the LLCA.

Section 2.2   <u>Owner Obligations</u>. Prior to the Suspension or Termination of the Project as provided below, as between Owner and Project Development Manager, the following activities with respect to the Project will be Owner's responsibility to carry out, at its sole cost, in its discretion (on its own behalf, or on behalf of Owner, as applicable) with the assistance of Project Development Manager to the extent contemplated by <u>Section 2.1</u>:

(a)   Execute purchase agreements, leases, easements, options or other agreements to secure adequate real property rights necessary to provide a sufficient land area for the successful installation, operation and maintenance of the Project;

(b)   Review and approve Project Consultants' retainer letters, and fund Third-Party Expenses for development activities in accordance with the Development Budget and Timeline;

(c)   Prepare, negotiate and execute (i) all applications or other written materials submitted to, and sign any agreements with, any Governmental Authority for any Required Approvals for the Project, or (ii) Project Agreements;

(d)   Perform all pre-development and planning functions for the Project with the assistance of Project Development Manager as defined herein;

(e)   Draft and maintain forms for all material Project Agreements;

(f)   Negotiate and enter into agreements necessary or desirable for the engineering, procurement, construction, commissioning, operation and maintenance of the Project;

(g)   Conduct all activities necessary to identify and secure a purchaser for the power and Environmental Attributes generated by the Project, including, but not limited to, marketing, sales, negotiation and execution of a power purchase, net metering credit, or similar agreement;

(h)   Conduct all activities necessary to identify and obtain financing for construction and/or operation of the Project; and

(i)   Conduct all activities associated with the ownership of the Project after it is placed into commercial operation, including, but not limited to, all staffing, operations and maintenance, and payment of taxes.

(j)   Prepare and submit an interconnection request application to the Transmission Owner or Operator and coordinate any required interconnection study process required by the Transmission Owner or Operator in furtherance of securing the Interconnection Agreement.

Section 2.3   Standard of Performance.   Each of Project Development Manager and Owner shall use commercially reasonable efforts to perform its obligations under this Agreement.

Section 2.4   Mutual Obligations.   In order to achieve the purposes of this Agreement, each of Project Development Manager and Owner shall:

(a)   Cooperate fully with the other and use commercially reasonable efforts to identify and resolve any problems or issues which may arise with respect to the Project;

(b)   Keep the other regularly informed as to its activities regarding the Project and supply the other with such information as may be reasonably requested;

(c)   Work with the other to prepare, if necessary, updates to the Development Budget and Timeline, which updates shall be within Owner's sole discretion;

(d)   Conduct all Development Services and otherwise perform its obligations under this Agreement in compliance with all applicable Laws; and

(e)   Make its representatives available for meetings or conference calls between them to discuss Development Services or other matters relevant to the performance of the obligations of Project Development Manager and Owner under this Agreement.

Section 2.5   Suspension.   Owner shall retain the right to suspend any and all Development Services on the Project at any time.   In the event that Owner decides to suspend further Development Services for the Project, it shall provide Project Development Manager with a Notice of Suspension within five (5) Business Days of such decision.   Upon the issuance of a Notice of Suspension:

(a)   Project Development Manager shall immediately suspend all Development Services on behalf of Owner with respect to the Project, and shall instruct all consultants performing studies or other activities on behalf of Owner to suspend such activities;

(b)   Project Development Manager shall be entitled to payment of any unpaid portions of the Development Services Fee earned up to the date of the Notice of Suspension; Owner shall make all such payments to Project Development Manager within thirty (30) days of the date of the notice;

(c)   Project Development Manager shall promptly deliver to Owner any outstanding invoices in its possession from Third-Party Consultants;

11

(d)   During the suspension period, Project Development Manager shall work with Owner to maintain Site Control and any Project Agreements in force at the time of Notice of Suspension. Any costs associated with such maintenance shall be borne by Owner and invoiced by Project Development Manager on a monthly basis; and

(e)   At any time during the suspension period, Owner may notify Project Development Manager of its intent to resume Development Services ("Notice of Resumption"). Within five (5) Business Days of such notice, Project Development Manager shall resume Development Services and cause its Project Development Manager Subcontractors and Third-Party Consultants to resume any applicable Development Services; provided, however, that if a Notice of Resumption is not issued during the suspension period, Project Development Manager may terminate this Agreement as provided in Section 4.1.

Section 2.6   Development Reports.   During the Term of this Agreement, Project Development Manager shall provide development reports to Owner at reasonable intervals for the Project ("Periodic Development Report"). The Periodic Development Report shall, as applicable, include a discussion of those Project's activities known to Project Development Manager and any information known to Project Development Manager in connection with compliance with the approved Development Schedule and approved Development Budget and Timeline, the status of applications for all Required Approvals, the status of negotiations of Project Agreements, and such other matters as may be requested by Owner.

Section 2.7   Independent Contractor Status. Notwithstanding anything to the contrary in this Agreement, Project Development Manager shall at all times be an independent contractor to Owner and its Affiliates with respect to the Development Services, and shall not have any express, implied or apparent authority to act as agent for or otherwise bind Owner or its Affiliates with respect to the Development Services. Nothing contained in this Agreement shall be deemed or construed to create a partnership or joint venture or franchise relationship between the parties hereto. Project Development Manager is also an Owner Parent, and the foregoing provisions of this Agreement shall not affect Project Development Manager's rights and authority as an Owner Parent under the LLCA.

ARTICLE III
DEVELOPMENT COSTS AND PROJECT DEVELOPMENT MANAGER COMPENSATION

Section 3.1   Development Costs.   In connection with its performance of the Development Services, Project Development Manager shall instruct all approved Third-Party Consultants to submit invoices to Owner, together with all back-up materials necessary to document the basis for the expenses. At Owner's request, Project Development Manager shall review and verify invoices to ensure accuracy. Owner will pay any Third-Party Expenses at its own discretion. Project Development Manager may provide cash management and funding services to Owner, including by paying Third-Party Expenses on Owner's behalf and at Owner's direction, which payments shall be treated as loans by Project Development Manager to Owner ("**Project Development Manager Loans**"), bearing interest at the "applicable federal rate" (unless such interest is waived in whole or in party by Project Development Manager). All Project Development Loans will be payable upon demand as requested by Project Development Manager and as set forth in Section 4.2.   In addition, if Project Development Manager has incurred costs and expenses in connection with engaging third party vendors whose products or services are procured by Project Development Manager for the benefit of Owner and other similar project owners (typically where it is more efficient, practical, economical or otherwise beneficial or preferable to have a "master agreement" in place as determined by Project Development Manager) (e.g., software license agreements, land acquisition brokers, etc.) ("**Master Agreement Allocable Costs**"), a reasonable portion of such Master Agreement Allocable Costs may be allocated and charged to Owner, which allocated and charged amounts will be treated as Project Development Manager Loans.

Section 3.2   Development Services Fee. Owner will compensate Project Development Manager by paying the Development Services Fee, in equal monthly installments, for its provided services pursuant to this Agreement. The Development Services Fee shall commence to accrue and be due and payable from and after the Effective Date (the "Development Services Fee Start Date"). Project Development Manager's compensation for all Development Services for the Project shall be determined solely in accordance with this Section 3.2 and with Section 4.2 of this Agreement. Payment shall be made by Owner within thirty (30) days of the end of each calendar month following the Development Services Fee Start Date; provided, that the Project Development Manager may elect to defer receipt of the Development Services Fee in its sole discretion, but may demand payment of such deferred amounts at any time.

Section 3.3   Expenses; Overhead Costs. Notwithstanding anything to the contrary in this Agreement, Owner will not compensate Project Development Manager for expenses customarily considered to be overhead, including, but not limited to, salaries and other normal and customary office expenses (including rent).

Section 3.4   No Guarantees. Nothing in this Agreement shall be construed or interpreted as a representation or guarantee by Owner that it will continue Development Services on the Project. Project Development Manager acknowledges and agrees that Owner shall have control over the timing and pace of project development, including the timing of submittal of applications for Required Approvals and execution of Project Agreements, and that pursuant to Section 2.5 and Section 4.1, Owner may, in its sole discretion, suspend or terminate Development Services on any Project at any time.

ARTICLE IV
TERM AND TERMINATION

Section 4.1   Term and Termination.

(a)   Except as otherwise provided in this Agreement, the Term shall commence on the Effective Date and this Agreement shall remain in full force and effect following the Effective Date until the fifth (5th) anniversary of the Effective Date (the "Initial Term"); provided that, unless either Project Development Manager or Owner gives notice of termination at least ninety (90) days prior to expiration of the Initial Term or any Renewal Term, this Agreement shall be renewed for successive one-year renewal terms (each, a "Renewal Term"). In connection with the expiration of the Initial Term, any Renewal Term or any termination of this Agreement, the Project Development Manager shall cooperate with all reasonable requests of Owner in connection with the transition of Development Services performed by the Project Development Manager (including the transferring of the records in the Project Development Manager's possession) to the entity selected by Owner to undertake the Development Services.

(b)   Project Development Manager or Owner, as the case maybe, may terminate this Agreement by written notice to the other in the event that:

(i)   The other has materially breached this Agreement and has failed to cure such breach within sixty (60) days after delivery of written notice of such breach, or

(ii)   The other materially breaches any of the representations or warranties included in Article V of this Agreement, and fails to cure such breach within thirty (30) days after written notice of such breach.

(c)   This Agreement shall terminate upon issuance by Owner of a Notice of Termination For Convenience.

Section 4.2   Effect of Termination or Removal. Upon termination of the Agreement for any reason, by Owner:

(a)   Project Development Manager shall immediately cease all Development Services on behalf of Owner, and at Owner's direction, instruct all consultants performing studies or other activities on behalf of Owner to terminate such activities.

(b)   Project Development Manager shall be entitled to payment of that pro-rated portion of the Development Services Fee earned up to the Termination Date. Owner shall make all such payments to Project Development Manager within thirty (30) days of the Termination Date.

(c)   Owner shall pay all outstanding and properly invoiced Third-Party Expenses within the Development Budget and Timeline for Development Services undertaken by properly approved consultants prior to the Termination Date, pursuant to Section 3.1.

(d)   Owner shall pay all outstanding Project Development Manager Loans to Project Development Manager.

(e)   Project Development Manager shall immediately convey to Owner all information and materials in its possession with respect to the Project

(f)   The Parties' obligations under Articles VI, VII and VIII shall survive any termination of this Agreement indefinitely.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.1 <u>Representations and Warranties</u>. As of the Effective Date, Project Development Manager hereby makes the following representations and warranties to Owner, and Owner hereby makes the following representations and warranties to Project Development Manager:

(a) <u>Formation</u>. Such party is an entity validly existing under the Laws of the State of its formation;

(b) <u>Power and Authority</u>. Such party has all requisite corporate, partnership or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by such party. All corporate, partnership or limited liability company actions on the part of such party necessary for the authorization, execution and delivery of, and the performance of all obligations of such party under, this Agreement have been taken;

(c) <u>Enforceability</u>. This Agreement is a valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws affecting creditors' rights generally and by general principles of equity (whether considered at law or in equity);

(d) <u>No Contravention</u>. The execution, delivery and performance of this Agreement by such party do not violate or conflict with any Law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other Governmental Authority applicable to such party or any of its assets or any contractual restriction binding on or affecting such party or any of its assets;

(e) <u>Approvals</u>. All governmental and other authorizations, approvals, consents, notices and filings that are required to have been obtained or submitted by such party as of the Effective Date with respect to this Agreement have been obtained or submitted and are in full force and effect and all conditions of any such authorizations, approvals, consents, notices and filings have been complied with; and

(f) <u>Litigation</u>. There is no pending action, suit, governmental or agency (or utility) proceeding filed by a third party against such party which questions the validity of this Agreement or seeks to challenge or prohibit any action taken or to be taken by such party pursuant to this Agreement or in connection with the transactions contemplated hereby, and such party has not received any written notice threatening any action, suit or other proceeding described in this <u>Section 5.1(f)</u>. Such party is not subject to any judgment, order or decree that restricts its ability to consummate the transactions contemplated by this Agreement.

ARTICLE VI
INDEMNIFICATION

Section 6.1   Indemnification.

(a)   General.   Each of Project Development Manager and Owner (the "Indemnifying Party") shall indemnify, defend and hold harmless the other and their respective Affiliates and representatives (the "Indemnified Parties") from and against any and all Losses to the extent directly caused by: (a) the breach of any representation or warranty made by such Indemnifying Party under this Agreement; (b) any breach by, or failure of, such Indemnifying Party to perform any of its obligations under this Agreement; or (c) the negligence or willful misconduct of such Indemnifying Party in the performance of its obligations under this Agreement, including, in the case of Project Development Manager, the Development Services.

(b)   Recoveries.   Each Indemnified Party shall make a good faith effort to recover any Losses from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of any Loss hereunder. The amount of any Losses shall be reduced to the extent that the relevant Indemnified Party receives any insurance proceeds with respect to a Loss. If the amount of any Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith, will promptly be repaid by the Indemnified Party to the Indemnifying Party. Notwithstanding anything to the contrary herein, any Loss shall not take into account, and shall not be increased to reflect, the tax consequences to the Indemnified Party of the receipt of (or the right to receive) the insurance proceeds or other indemnification payment.

Section 6.2   Defense of Third-Party Claims.

(a)   If an Indemnified Party receives notice of the assertion of any claim or the commencement of any action, suit or proceeding by a Third Party (a "Third Party Claim"), or incurs or suffers any Losses in respect of which indemnification may be sought under this Article VII against an Indemnifying Party, the Indemnified Party shall assert a claim for indemnification by providing a written notice ("Notice of Loss") to the Indemnifying Party stating the nature and, in reasonable detail, the basis of such claim. The Notice of Loss shall be provided to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware that it has received notice of a Third-Party Claim or incurred or suffered a Loss. Notwithstanding the foregoing, any failure to provide the Indemnifying Party with a Notice of Loss, or any failure to provide a Notice of Loss in a timely manner as aforesaid, shall not relieve any Indemnifying Party from any liability that it may have to the Indemnified Party under this Section 6.2(a), except to the extent that the ability of such Indemnifying Party to defend such claim is materially prejudiced by the Indemnified Party's failure to give such Notice of Loss. If the Notice of Loss relates to a Third-Party Claim, the procedures set forth in Section 6.2(b) shall be applicable. If the Notice of Loss does not relate to a Third-Party Claim, the Indemnifying Party shall have thirty (30) days from the date of receipt of such Notice of Loss to object to any of the subject matter and any of the amounts of the Losses set forth in the Notice of Loss by delivering written notice of objection thereof to the Indemnified Party. The Indemnifying Party and the Indemnified Party shall use their commercially reasonable efforts to settle (without an obligation to settle) such claim for indemnification. If the Indemnifying Party and the Indemnified Party do not settle such dispute within thirty (30) days after the Indemnified Party's receipt of the Indemnifying Party's notice of objection, the Indemnifying Party and the Indemnified Party shall be entitled to seek enforcement of their respective rights under this Article VI.

(b)   The Indemnifying Party shall have the right to assume the defense (at its option and expense of the Indemnifying Party) of any such Third-Party Claim through counsel chosen by the Indemnifying Party by notifying the Indemnified Party within thirty (30) days after the receipt by the Indemnifying Party of the Notice of Loss. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party. The Indemnifying Party and the Indemnified Party each agree to render to the other parties such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such claim, which assistance shall include, to the extent reasonably requested by a party, the retention, and the provision to such party, of records and information reasonably relevant to such Third Party Claim, and making employees of the other parties available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. The Indemnifying Party may not settle or otherwise dispose of any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement includes only the payment of monetary damages (which are fully paid by the Indemnifying Party), does not impose any injunctive or equitable relief upon the Indemnified Party, does not require any admission or acknowledgment of liability or fault of the Indemnified Party and contains an unconditional release of the Indemnified Party in respect of such claim. In no event shall the Indemnified Party admit any liability with respect to such Third-Party Claim or settle, compromise, pay or discharge such Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)   With respect to any claim as to which the Indemnifying Party shall have acknowledged in writing the obligation of the Indemnifying Party to indemnify the Indemnified Party hereunder, after written notice by the Indemnifying Party to the Indemnified Party of the election by the Indemnifying Party to assume control of the defense of any such Third Party Claim, the Indemnifying Party shall not be liable to such Indemnified Party hereunder for any costs or fees subsequently incurred by such Indemnified Party in connection with the defense thereof. If the Indemnifying Party does not assume control of the defense of such Third-Party Claim within thirty (30) days after the receipt by the Indemnifying Party of the notice required pursuant to Section 6.2(b), the Indemnified Party shall have the right to defend such claim in such manner as it may deem appropriate at the reasonable cost and expense of the Indemnifying Party.

Section 6.3   Limitation of Liability. Other than with respect to any Third-Party Claims and/or any Losses incurred as a result of an Indemnifying Party's gross negligence or willful misconduct, each Indemnifying Party's obligations pursuant to this Article VI shall not exceed the amount of the Development Service Fee actually paid to Project Development Manager.

ARTICLE VII
CONFIDENTIALITY

Section 7.1   Non-Disclosure; Non-Use.

(a)   A Receiving Party shall not, without the Disclosing Party's prior written consent, (i) disclose the Disclosing Party's Confidential Information to third parties; or (ii) use Confidential Information for any purpose other than Development Services.

(b)   A Receiving Party may disclose Confidential Information to its Affiliates and its directors, officers, employees, contractors, accountants, agents and attorneys (collectively, "Representatives"), or to the Representatives of any of the Receiving Party's Affiliates or financing parties, but only if each Representative has a legitimate need to know the Confidential Information and is bound by a confidentiality obligation at least as restrictive as this Agreement.

(c)   Each Receiving Party shall protect the Disclosing Party's Confidential Information using a reasonable standard of care, which shall be no less than the care it uses to protect its own confidential information.

(d)   A Receiving Party shall be responsible for the compliance with the terms and conditions of this Article VII by each of its Representatives and Affiliates.

Section 7.2   Mandatory Disclosure. If any judicial, legislative or administrative body requests or threatens to compel disclosure of Confidential Information, the Receiving Party shall promptly notify the Disclosing Party. The Receiving Party and its Representatives will provide reasonable assistance to help the Disclosing Party obtain a protective order and take such other reasonable steps requested by the Disclosing Party to prevent or minimize the disclosure of any Confidential Information, in all cases at the Disclosing Party's expense, and the Receiving Party may then disclose Confidential Information only if, and to the extent, required by law or legal process.

Section 7.3   Return or Destruction of Confidential Information. If the Disclosing Party requests, the Receiving Party shall, within ten (10) days, return, or certify in writing the destruction of, all Confidential Information; provided, however, that the Receiving Party may retain one copy for its legal files.

Section 7.4   Ownership of Intellectual Property. All right, title and interest in and to the Disclosing Party's Confidential Information shall remain with the Disclosing Party.

Section 7.5   Warranty. Each Disclosing Party warrants that it has the right to disclose Confidential Information to the Receiving Party. All Confidential Information is provided on an "as is" basis. EXCEPT AS PROVIDED IN THIS ARTICLE VII, THE DISCLOSING PARTY

MAKES NO WARRANTIES OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. The Disclosing Party will not be liable for damages arising out of the Receiving Party's use of Confidential Information.

Section 7.6   Public Disclosure. No press release or public announcement related to this Agreement or the transactions contemplated herein, shall be issued or made by any party hereto without the joint prior approval of Project Development Manager and Owner, unless required by Law or by the rules and regulations of any stock exchange on which the securities of such party may be listed or traded (in each case, in the reasonable opinion of counsel) in which case Project Development Manager and Owner shall have the right to review such press release, announcement or communication prior to its issuance, distribution or publication.

ARTICLE VIII
MISCELLANEOUS

Section 8.1   No Partnership or Joint Venture. Notwithstanding any other provision of this Agreement, nothing in this Agreement is intended to create or appear to create a legal partnership, joint venture, agency, fiduciary or trust relationship or other legal association of any kind. No party hereto has the authority under this Agreement to bind the other parties hereto with respect to third parties. No party hereto will represent itself to third parties as the partner of or joint venturer with the other, nor as having authority to bind the other, except as may be otherwise expressly agreed in writing.

Section 8.2   No Implied Duties. No party hereto nor any of its Affiliates shall have any implied duties or obligations hereunder and they shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. Without limiting the generality of the foregoing, the duties of each party hereto with respect to obligations set forth herein are limited to those expressly set forth in this Agreement.

Section 8.3   Force Majeure. No party hereto shall be deemed in default of this Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder or thereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay. A party hereto claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other parties hereto of the nature and extent of any such Force Majeure condition; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement.

Section 8.4   Governing Law; Venue; Costs. The formation, validity, construction, and performance of this Agreement shall be governed, construed and interpreted in accordance with the laws of the State of California, without reference to its choice of law principles. Any judicial suit, action or proceeding arising out of, resulting from, or in any way relating to this Agreement or any document related hereto ("Proceeding") shall be brought in a state or federal court of competent jurisdiction located in the State of California in Los Angeles County. In the event such Proceedings are instituted by any party hereto, the prevailing party shall be entitled to award of its costs and attorneys' fees incurred in connection such Proceeding.

Section 8.5   Waiver of Jury Trial. TO THE EXTENT PERMITTED BY LAW, EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER LEGAL PROCEEDING BROUGHT BY ANY PARTY TO THIS AGREEMENT.

Section 8.6   Limitation of Liability. No party hereto shall be liable for any lost or prospective profits and in no event shall any party hereto be liable for any other special, punitive, exemplary, consequential, incidental or indirect losses or damages (in tort, contract or otherwise) under or in respect to this Agreement, however caused; *provided*, *however*, that the foregoing shall not be construed to limit recovery under any Third Party indemnity specifically provided for under this Agreement; *provided further*, that any loss or recapture related to Environmental Attributes shall be considered direct losses or damages, and not special, punitive, exemplary, consequential, incidental or indirect.

Section 8.7   Expenses. The Parties hereto recognize that during the Term they may incur expenses while investigating, among other things, the financial, tax, technical, legal and regulatory aspects of the transactions contemplated as between Project Development Manager and Owner under this Agreement. Except as otherwise expressly provided in this Agreement, expenses of any nature incurred by any party hereto during the Term, including in connection with enforcing its rights hereunder in the case of any disputes arising from the terms hereof, shall be for its own account, and no party hereto shall have any right of reimbursement from the other parties hereto with respect thereto. For the avoidance of doubt, this section is not intended to prevent Project Development Manager from payment for its time and expenses, in the case that testimony is required to be provided by Project Development Manager in connection with any disputes arising between Owner and/or Owner Parent and any third party (other than Project Development Manager or Project Development Manager Subcontractors).

Section 8.8   Notices. Each notice, communication or delivery under this Agreement shall (i) be made in writing and signed by the party hereto making the same, (ii) specify the Section of this Agreement pursuant to which it is given, (iii) be given either in person or by fax, effective upon such delivery or the recipient's confirmation of receipt of such fax, respectively, and (iv) if not given in person or by fax, be sent to the applicable party hereto at the address set forth in the signature page to this Agreement (or at such other address as the applicable party hereto may furnish to the other parties hereto from time to time pursuant to this subsection) by recognized next business day delivery service, effective upon the first business day after such notice is deposited, delivery charges pre-paid, with such delivery service. If notice is given pursuant to this subsection of a permitted successor or assign of a party hereto, then notice shall also thereafter be given as set forth above to such successor or assign of such party hereto.

Section 8.9   Joint Efforts. This Agreement was negotiated and prepared by all parties hereto with advice of counsel to the extent deemed necessary by each such party hereto. This Agreement shall be considered for all purposes as prepared through the joint efforts of the parties hereto and shall not be construed against any party hereto or the other as a result of the preparation, substitution, submission or other event of negotiation, drafting or execution hereof.

Section 8.10   Amendments. Except to the extent herein provided for, no amendment or modification to this Agreement shall be enforceable unless reduced to writing and executed by Project Development Manager and Owner. Any purported amendment or modification in violation of this Section 8.10 shall be void.

Section 8.11   Assignment. No party hereto shall assign this Agreement or any of its rights hereunder without the prior written consent of the other parties hereto; *provided*, *however,* that, upon written notice to Project Development Manager, Owner may, without Project Development Manager's consent, transfer or assign this Agreement to an Affiliate of Owner, or collaterally assign this agreement to a debt or equity financing counterparty or to a buyer of the Project or of the Project Development Manager's business.

Section 8.12   Change in Law. Project Development Manager and Owner shall be excused from performance hereunder in the event, and solely to the extent that, a change in Law renders performance by such party legally impermissible or impossible to complete without material changes to their rights and obligations hereunder or material additions to their or their Affiliates' obligations generally.

Section 8.13   Entire Agreement. The provisions of this Agreement constitute the entire and only agreements among the parties hereto with respect to the subject matter hereof and supersede all prior agreements, commitments, representations, understandings, or negotiations, oral or written, and all other communications relating to the subject matter hereof.

Section 8.14   Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed an original and all of which shall be deemed one and the same Agreement.

Section 8.15   Severability. In the event any sentence, paragraph, provision, section or article of this Agreement is declared by a court of competent jurisdiction or arbitrator to be void, such sentence, paragraph, provision, section or article shall be deemed severed from the remainder of the Agreement and the balance of the Agreement shall remain in effect.

Section 8.16   No Third-Party Beneficiaries.   This Agreement confers no rights whatsoever upon any person other than the parties hereto and shall not create, or be interpreted as creating, any standard of care, duty or liability to any persons not a party hereto.

[THE REMAINDER OF THE PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed as of the Effective Date.

PROJECT DEVELOPMENT MANAGER

SOLARIANT CAPITAL, LLC

By: /s/ *Daniel Kim*

Name: Daniel Kim
Title: Managing Member

OWNER

TWO RIVERS SOLAR LLC

By: Solariant Capital, LLC, its Manager

By: /s/ *Daniel Kim*
          Daniel Kim, Managing Member

EXHIBIT G

<u>Offering Statement</u>

(See Attached)

 TWO RIVERS

Two Rivers Project

Regulation: CF

Two Rivers is a utility-scale solar and energy storage project in Georgia currently under development by Solariant Capital.

999 Days to go

🌟 **Early investors** get bonus rewards.

Top reasons to invest

- Direct access to solar project ownership
- Acceleration of renewable energy deployment
- Experienced developer
- Diversification to your portfolio

Carbon offset highlights

| **156,000**   tons of CO2
| **Over 30,400**   cars off the road
| **Over 14,700**   homes powered

Invest now

 **TWO RIVERS**

> ## Offering details   ⌄



Complete your investment
and   additional units!

The exact number of bonus units will be calculated based on your investment commitment, and will be confirmed once the investment process is complete.

Please note the bonus tier structure* may be lowered if your investment tier crosses to another threshold.

> **5%** **Previous Investor Bonus:** All investors in New River Solar will receive an additional 5% bonus on their base investment.

Offering terms

Regulation	Reg CF ?
Minimum investment	$250 ?
Type of security	Crowdfunding Vehicle Units ?

 **TWO RIVERS**

Price per unit	$1.00 ?

Funding goal	$1,235,000 ?

Project summary



Technology ?

PV + BESS

80MWac / 100MWdc Photovoltaic Solar on single-axis trackers
Site: 750 acres in Camden County, Georgia
Generation: 200,174 MWh in the first year



Carbon offset ?

156,000 Tons

Annual carbon offset: more than 156,000 tons of CO_2
Equivalent to over 30,400 cars taken off the road or
Equivalent to over 14,700 homes powered

 

Began development: Q4 2021
Expected completion (exit/sale**): Q4 2025 (in 18-21 months)
Completed: Site control and title search, feasibility studies, system impact study, site design and preliminary engineering, utility grid interconnection application
In Process: Permitting, detailed engineering, offtake agreement, utility Facilities Study and Interconnection Agreement, EPC and O&M agreements

More about the solar industry

How investing in solar projects works

Solar energy projects require funding, planning and preparation to become solar power plants. Investors (like you) help to fund the project and receive proceeds from the sale once completed. A developer, like Solariant Capital, handles the planning and preparation process and sells the project to its long-term owner.

 **TWO RIVERS**





One of the biggest advantages of having an experienced developer is that they understand the process and risks associated with the project.

Solariant Capital, our parent company, has over 10 years in experience successfully developing Solar Energy Projects.

Top reasons to invest

 **Direct access to solar project ownership**

investors will own shares or units of solar projects in the U.S., an asset class traditionally reserved for institutional, accredited investors and private equity funds.

 **Acceleration of renewable energy deployment**

the speed of renewable energy deployment is critical in effectively combating global climate change. By providing access to a wider pool of development capital, developers are empowered to pursue an increased number of renewable energy projects.

 

Solariant Capital is an experienced renewable energy developer with more than 10 years of renewable energy project development experience.

 **Diversification to your portfolio**

provides potential diversification benefits to your portfolio.

Introducing: Two Rivers Solar Project

The Two Rivers Solar Project is located in Camden County, Georgia.
This project will provide clean electricity to Georgia's electric grid and add a new power supply to the area.



TWO RIVERS

Georgia solar market

Solar energy only accounts for 3.03% of Georgia's electricity generation, indicating a lot of space for growth.



Quick facts about Georgia's renewable market

Georgia is currently ranked 9th in the U.S. with approximately 2,668 MW in total installed capacity.

Southern Company aims for 14 GW of renewables by 2024 (goal is to cut carbon emissions 50% by 2030).

In its July 2019 IRP, Georgia Power says it will grow its renewable generation to 5,390MW by 2024 and increase the company's total renewable capacity to 22% of its portfolio.

 **TWO RIVERS**



* This Offering involves a bonus structure based on the timing of an investment relative to the remaining number of units for sale. Bonus Crowdfunding Units will be distributed to investors based on tiers:

> Tier 1: Individuals who purchase units in this Offering until 504,300 units are sold will receive one (1) additional unit for every five (5) units purchased.
>
> Tier 2: Individuals who purchase units in this Offering after 504,300 units have been sold, until 1,008,600 units are sold, will receive one (1) additional unit for every ten (10) units purchased.
>
> Tier 3: Individuals who purchase units in this Offering after 1,008,600 units have been sold, until 1,344,800 units are sold, will receive one (1) additional unit for every 20 units purchased.
>
> Prior Investor Bonus: Investors who participated in the New River Solar, LLC Regulation CF offering will receive an additional 5% bonus on their base investment, in addition to any other bonus tiers.

** The sale or exit of the project cannot be guaranteed and if there is a sale or exit, a price cannot be guaranteed as several factors such as but not limited to market, economic conditions, and availability of buyers may affect the ability to exit the project.

About the team

 **TWO RIVERS**



Daniel Kim

Managing Director

Kevin Kohlstedt

Head of U.S. Renewables Development

Sachin Verma

Assistant Director of Development

Eric Kang

Director of Finance

 TWO RIVERS


Leesa Nayudu
VP of Power Marketing

Jacob Wilson
Assistant Director of Engineering


Project development budget

 Development Start Date:
March, 2019

 TWO RIVERS



Site Control	US$260,289
Interconnection	US$115,153
Permitting and Tax Abatement	US$406,000
Environmental / Survey / Geotech	US$299,876
Preliminary Engineering	US$130,590
EPC / Offtake / Legal / Others	US$625,321
Offtake & Interconnection Security Deposit Financing Fees	US$338,650
Subtotal – Third Party Expenses	**US$2,175,880**
Subtotal – Third Party Expenses	US$2,175,880
25% Contingency (Remaining Expenses)	US$177,562
Total Development Budget	**US$2,353,442**



TWO RIVERS



Total Development Budget	[illegible]
Funding Cost (All Tranches)	US$378,697
Development Services and Administrative Expenses	US$1,204,167
Total Budget	**US$4,113,867.53**

Project development status

Solariant Capital team members are successful, experienced project managers and developers that can effectively manage and develop projects.



This project is
54%
completed

IN-PROGRESS	Site Control and Feasibility
IN-PROGRESS	Interconnection
IN-PROGRESS	Natural Resource Studies



TWO RIVERS



Andes Capital

IN-PROGRESS Permitting ?

IN-PROGRESS Detail Engineering/Constructability ?

The project's current status is outlined in the TRC report. For a detailed breakdown you can download the document [here](#).

Project timeline

 **TWO RIVERS**



Q4 • Began Development

2022

Q3 • Utility Interconnection Request Submitted

2023

Q1 • CIA Complete

Q2 • Utility Interconnection Request Submitted

Q3 • Utility Facilities Study Complete

 **TWO RIVERS**

2024

Q2 — Power Purchase Agreement Executed (expected)

2025

Q1 — Interconnection Agreement Executed (expected)

Q4 — Expected Exit/Sale**

** The sale or exit of the project cannot be guaranteed and if there is a sale or exit, a price cannot be guaranteed as several factors such as but not limited to market, economic conditions, and availability of buyers may affect the ability to exit the project.

Documents

📄 Form C Offering Document   ↓

 **TWO RIVERS**



Frequently asked questions

What are Investment Limits for Reg CF funds?

Anyone can invest in a Regulation Crowdfunding offering. Because of the risks involved with this type of investing, however, you may be limited in how much you can invest during any 12-month period in these transactions. If you are an accredited investor (see definition below), then there are no limits on how much you can invest.

For Non-Accredited Investors (most fall into this category) the limitation on how much you can invest depends on your net worth and annual income.

If either your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If both your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

What is an Accredited Investor?

How does the online investment process work for this Reg CF opportunity?

How long can this take?

Who is Andes Capital Group?

 TWO RIVERS

Am I now a customer of Andes Capital Group?

Why do I give information such as DOB, SSN, Driver's License or Passport Details, Annual Income or Net Worth?

Where can I direct questions about the Issuer to get additional information?

Where can I direct additional questions about the investment application and process?

Updates

May 16, 2024

Two Rivers offering is now live!

Discussion

Please note that all comments submitted to this discussion will undergo a review process before being displayed publicly. Our compliance team will review each comment to ensure it aligns with our community

 **TWO RIVERS**



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investments@andescap.com

312-376-4500

About Andes Capital Group

 **TWO RIVERS**

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Terms of Use

IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENTS OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC ARE NOT A BROKER/DEALER, DO NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH ANDES CAPITAL GROUP, LLC ("ANDES CAPITAL"), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC. ANDES CAPITAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER ANDES CAPITAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. ANDES CAPITAL, IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA 'S BROKERCHECK. TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC AND ANDES CAPITAL ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC (THE "COMPANY") AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS, INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC. MORE

 

MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. THE MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY RAPIDLY. HOWEVER, WE SUGGEST INVESTORS CAREFULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY.

REFUND POLICY

YOU MAY CANCEL YOUR INVESTMENT AT ANYTIME, FOR ANY REASON UNTIL 48 HOURS PRIOR TO A CLOSING OCCURRING. IF YOU HAVE ALREADY FUNDED YOUR INVESTMENT AND YOUR FUNDS ARE IN ESCROW, YOUR FUNDS WILL BE PROMPTLY REFUNDED TO YOU UPON CANCELLATION. TO SUBMIT A REQUEST TO CANCEL YOUR INVESTMENT PLEASE EMAIL INVESTMENTS@ANDESCAP.COM WITH REFERENCE TO YOUR INVESTMENT DETAILS AND YOUR CONTACT INFORMATION.

EXHBIT H

<u>TTW Material</u>

(See Attached)

resources to help you get started.

We're happy to have you on this journey!

-The Energy Shares team

P.S. Be the first to know when our next project goes live, join our VIP waitlist by clicking below!



Two Rivers Coming Soon!

Join the movement towards a Cleaner future!



TWO RIVERS SOLAR, LLC ("TWO RIVERS") IS TESTING THE WATERS UNDER REGULATION CROWDFUNDING. PLEASE NOTE THE FOLLOWING:

1. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED AND IF A RESPONSE IS SENT, IT WILL NOT BE ACCEPTED.
2. NO OFFER TO BUY ANY SECURITIES CAN NOT BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.
3. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT HAS NOT BEEN FILED WITH THE SEC."and the full disclosure at the footer:"TWO RIVERS SOLAR, LLC ("TWO RIVERS") IS TESTING THE WATERS UNDER REGULATION CROWDFUNDING. PLEASE NOTE THE FOLLOWING:

1. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED AND IF A RESPONSE IS SENT, IT WILL NOT BE ACCEPTED.
2. NO OFFER TO BUY ANY SECURITIES CAN NOT BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.
3. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT HAS NOT BEEN FILED WITH THE SEC.THIS COMMUNICATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND

ENERGY SHARES

🌏 The Climate Milestones Happening That You Should Know About | 24 May, 2024

Energy Shares Insider

🌏 The Climate Milestones Happening That You Should Know About

381 words, 1.5 minute read


Two Rivers
Coming Soon!

Don't forget: you can be the first to know when our next affiliated offering launches by joining the Two Rivers waitlist.

This project is going live soon... Stay tuned!

Join Waitlist

Hi Jessica!

The potential for renewable energy is growing every day, as we see more and more of it in our daily lives. **But, how much progress is really being made?**

As of 2022, over 20% of all US electricity is being generated from renewable energy sources, such as wind, hydropower,

solar, biomass, and geothermal sources.



10.3%
6.0%
3.4%
1.2%
0.4%
Wind
Hydropower
Solar
Biomass
Geothermal

Source: bit.ly/4c6Vmcb

This was a huge milestone, as this was the first time in US history that **renewable energy production was more than that of coal.**

More recently, the US hit another milestone by **surpassing five million solar installations** nationwide this year, a significant leap from the milestone of one million solar installations only 8 years ago.

Looking ahead to the next achievements, “SEIA forecasts that solar installations in the U.S. will double to **10 million by 2030** and triple to **15 million by 2034**.”

These are thrilling times **to get involved in an industry with great potential and momentum**, as more individuals get the chance to help move the needle to reach these milestones through various funds and investment opportunities.

Learn more about how to get involved via crowdfunding to **start making your own impact**.

Learn More

Quick Bites

A bit of industry-relevant news for you to stay in the know.

🌱 **Running on RE**: Last month, California ran on 100% clean energy for [over 9 hours](). More often the state is having spurts of renewables powering the grid for a portion of time.

⚡ **Power Plan:** New and long-awaited landmark [transmission reforms]() have passed, with the hope to speed up the transition to renewables by building out power lines.

🔥 **The Price of Gas:** Soon, California might have [requirements for gas stoves]() to have labels warning of pollutants and harmful health effects.

That's all for today, Insiders.

As always, please let us know how we're doing by replying to this email or reaching out to us at marketing@energysharesus.com.

- The Energy Shares Team

Stay connected with us on our socials!



3. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT HAS NOT BEEN FILED WITH THE SEC.

THIS COMMUNICATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Energy Shares, LLC ("Energy Shares"), its directors, officers, employees, representatives, affiliates or agents do not provide business, investment, tax, or legal advice. No communication contained herein should be construed as a recommendation to purchase any security and content published are for informational purposes only. Energy Shares, it's affiliates, and employees makes any representation or warranty, express or implied, as to the accuracy or completeness of the statements or any information contained in this communication and any liability therefore is expressly disclaimed. Any investments referred to on the podcast by Energy Shares employees and affiliates are privately held securities that are being offered via private placement. These securities are a high risk investment, not publicly traded, highly illiquid, speculative, and an investor could experience an entire loss of their investment. These private securities are not suitable for all investors and there is no guarantee an investment will be profitable or that there will ever be an exit strategy or an opportunity to liquidate the investment. When making an investment decision, investors must make their own determination and rely on their due diligence and examination of the issuer, the investment offering documents, and the terms of the offering.

This is an advertisement or promotional email from Energy Shares, LLC. If you no longer want to receive such emails from us, please Unsubscribe.

This communication is intended only for the recipient to whom it is addressed. It may contain information that is privileged and confidential. Nothing contained in this email constitutes tax, legal, or investment advice, nor does it constitute a solicitation or an offer to buy or sell any security. If you are not the intended recipient of this message, any use, dissemination, distribution, or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify the sender and permanently delete all copies that you may have. The contents of this e-mail message and any attachments are confidential and may be legally privileged. If you are not the intended recipient, notify the sender by

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---

energy investing, take a look at some of our educational resources to help you get started.

We're happy to have you on this journey!

-The Energy Shares team

P.S. Be the first to know when our next project goes live, join our VIP waitlist by clicking below!



Two Rivers Coming Soon!

Join the movement towards a Cleaner future!



TWO RIVERS SOLAR, LLC ("TWO RIVERS") IS TESTING THE WATERS UNDER REGULATION CROWDFUNDING. PLEASE NOTE THE FOLLOWING:

1. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED AND IF A RESPONSE IS SENT, IT WILL NOT BE ACCEPTED.
2. NO OFFER TO BUY ANY SECURITIES CAN NOT BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.
3. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT HAS NOT BEEN FILED WITH THE SEC."and the full disclosure at the footer:"TWO RIVERS SOLAR, LLC ("TWO RIVERS") IS TESTING THE WATERS UNDER REGULATION CROWDFUNDING. PLEASE NOTE THE FOLLOWING:

1. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED AND IF A RESPONSE IS SENT, IT WILL NOT BE ACCEPTED.
2. NO OFFER TO BUY ANY SECURITIES CAN NOT BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.
3. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT HAS NOT BEEN FILED WITH THE SEC.THIS COMMUNICATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING



Incoming: More Bonus Shares

Check out our next project offering!

Hi Jessica,

Thanks to investors like you, the New River project successfully closed last month.

As a valued member of our community, we are excited for you to be the first to know about the next project. **Introducing: *Two Rivers*!**

First *New River*, now *Two Rivers* – They are similar, but let's take a closer look at some key differences.

New River	Both	Two Rivers
Located in: Florida	Utility-Scale Solar + Battery Storage Project	Located in: Georgia
Annual Carbon Offset: 159,000 Tons	In Development By Solariant Capital	Annual Carbon Offset: 196,000 Tons
Offering Successfully Funded / Closed	Helping Bring Clean Energy to The Grid	Offering Funding Round Opening Soon

Located in Georgia, this utility-scale solar and storage project will aim to **offset 196,000 tons of CO2 annually**. That's equal to…

- 38,000+ cars off the road 🚗
- 18,400+ homes powered 🏡

Want to be the first to know when it's live so you can **maximize the bonus rewards you might qualify for**? Sign up for the Two Rivers waitlist!



Join The Waitlist

Andes Capital GROUP

TWO RIVERS SOLAR, LLC ("TWO RIVERS") IS TESTING THE WATERS UNDER REGULATION CROWDFUNDING. PLEASE NOTE THE FOLLOWING:

1. **NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED AND IF A RESPONSE IS SENT, IT WILL NOT BE ACCEPTED.**
2. **NO OFFER TO BUY ANY SECURITIES CAN NOT BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.**
3. **AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.**

AN OFFERING STATEMENT HAS NOT BEEN FILED WITH THE SEC.

THIS COMMUNICATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

This communication is intended only for the recipient to whom it is addressed. It may contain information that is privileged and confidential. Nothing contained in this email constitutes tax, legal, or investment advice, nor does it constitute a solicitation or an offer to buy or sell any security. If you are not the intended recipient of this message, any use, dissemination, distribution, or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify the sender and permanently delete all copies that you may have.

The contents of this e-mail message and any attachments are confidential and may be legally privileged. If you are not the intended recipient, notify the sender by replying to this e-mail and delete this message and any attachments.



ENERGY SHARES

New Offering! Plus, What People Get Wrong About Solar 🕵️ | 24 May, 2024

Energy Shares Insider

New Offering! Plus, What People Get Wrong About Solar 🕵️

530 words, 2.5 minute read


Two Rivers Coming Soon!

First we had New River, now we have ***Two Rivers!***

Get excited – this Affiliated Offering is opening soon to investors, and **those who get in early have a chance to get bonus rewards**!

Join the waitlist to be the first to know when it goes live.

Join Waitlist

Hi Teddy!

Renewable energy isn't new, but it has become commonplace over the past 20+ years. We see it everywhere – from rooftop solar to expansive fields of wind turbines or solar arrays.

Still, we often see ideas and opinions about renewables that suggest a lack of understanding of them, many of which we see on social media, and sometimes ***even in our own comment sections***.

So, we're here to help clear the air (literally and metaphorically)!


Fact or Fiction?
Matthew
Solar creates, greenhouse gases
3h Like Reply Send message Hide

Fiction: Solar energy creates greenhouse gas emissions.

Fact: Solar energy produces no greenhouse gasses during generation and has far less carbon emissions in its lifecycle than fossil fuel energy sources.

While solar energy is not a completely net-zero emissions energy source, **it produces far less emissions than energy from fossil fuels** like coal and oil. Energy sources like coal and oil are burned in order to create the reaction which produces the energy that gets turned into electricity.

This burning is what emits massive amounts of carbon dioxide into the air, especially when it is at the industrial scale.

Comparatively, the chemical reactions created in photovoltaic cells (solar panels) **does not emit any CO2 itself when the energy is generated** because it is simply a natural reaction between the material of the cell and the light it gets exposed to.

This is just a small glimpse of the many false ideas surrounding renewables, and we want to do our best to set the record straight on these fictional takes.

Follow along here and on our socials for more myth-busting!

Quick Bites
A bit of industry-relevant news for you to stay in the know.

👑 **Cutbacks For Coal:** The EPA released more rules targeting carbon emissions in the US, this time taking on coal-powered plants. The new rule says these plants would have to either cut or capture 90% of their emissions, or shut down.

🖥 **The Power of AI:** As more data centers emerge, especially for AI technologies, there is growing concern around having enough energy to power them alongside the rest of our continually electrifying world. More renewable energy dedicated to these facilities could be the answer.

🔋 **Billions For Batteries:** The first quarter of 2024 saw a 432% increase (compared to Q1 2023) in corporate funding for battery energy storage, totaling $11.7 billion in funds globally.

Diving Deeper
Knowledge is power! We're here to help you continue to learn about investments, energy, and more. Read on, Insider.



Blog: Green Energy vs. Renewable Energy

Aren't those the same thing? Think again! Learn more about the differences between the two, and the overlaps, in this week's blog.

Read On

That's all for today, Insiders.

As always, please let us know how we're doing by replying to this email or reaching out to us at marketing@energysharesus.com.

- The Energy Shares Team

Stay connected with us on our socials!



investment. These private securities are not suitable for all investors and there is no guarantee an investment will be profitable or that there will ever be an exit strategy or an opportunity to liquidate the investment. When making an investment decision, investors must make their own determination and rely on their due diligence and examination of the issuer, the investment offering documents, and the terms of the offering.

Energy Shares, LLC Legal and Disclosures | Contact Us | FAQ



ENERGY SHARES

Hey Teddy,

We're thrilled that our first affiliated offering New River successfully closed last month!

This wouldn't have been possible without our amazing community members, like you.

With that, we're excited to announce that following our successful close, we're launching a ***new affiliated project!***

🌟 **Introducing: Two Rivers** 🌟

If you missed out on New River, don't worry! We'll be offering **bonus rewards** again as part of the Two Rivers project.



SOLAR+STORAGE
TRENDING
Two Rivers Project
Two Rivers is a utility-scale solar and energy storage project in Georgia currently under development by Solariant Capital.
Two Rivers Solar LLC
GA
Be the first to know

Project Highlights:

Two Rivers is located in Camden County, Georgia.

It's a utility-scale solar and storage project (it will generate and store energy).

The project aims to offset 196,000 tons of CO_2 annually.

- 38,000+ cars off the road 🚗
- 18,400+ homes powered 🏠

Want to be the first to know when it's live so you can **maximize the bonus rewards you might qualify for**? Sign up for the Two Rivers waitlist!

Join The Waitlist

Join the movement towards a Cleaner future!



TWO RIVERS SOLAR, LLC ("TWO RIVERS") IS TESTING THE WATERS UNDER REGULATION CROWDFUNDING. PLEASE NOTE THE FOLLOWING:

1. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED AND IF A RESPONSE IS SENT, IT WILL NOT BE ACCEPTED.

2. NO OFFER TO BUY ANY SECURITIES CAN NOT BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.

3. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT HAS NOT BEEN FILED WITH THE SEC.

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ENERGY SHARES

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Two Rivers Project

Two Rivers is a utility-scale solar and energy storage project in Georgia currently under development by Solariant Capital.

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ⓘ This offering will be facilitated by our third-party Broker Dealer, Andes Capital. Additional details will be provided soon.

Solar investing   Power generated   Georgia solar market   Team   Project status

Project summary



Technology ⓘ

PV + BESS

- 125MWdc (100 MWac) Photovoltaic Solar on single-axis trackers
- Up to 50 MW, 4-hour (200 MWh) Battery Energy Storage
- Site: 750 acres in Camden County, Georgia
- Generation: 250,521 MWh in the first year



Carbon offset ⓘ

196,000 Tons

- Annual carbon offset: more than 196,000 tons of CO2
- Equivalent to over 38,000 cars taken off the road or
- Equivalent to over 18,400 homes powered



Project status

Under development

- Began development: Q4 2021
- Expected completion (exit/sale**): Q4 2025 (in 18-21 months)
- Completed: Site control and title search, feasibility studies, system impact study, site design and preliminary engineering, utility grid interconnection application
- In Process: Permitting, detailed engineering, offtake agreement, utility Facilities Study and Interconnection Agreement, EPC and O&M agreements

More about the solar industry

More about the solar industry

How investing in solar projects works

Solar energy projects require funding, planning and preparation to become solar power plants. Investors (like you) help to fund the project and receive proceeds from the sale once completed. A developer, like Solariant Capital, handles the planning and preparation process and sells the project to its long-term owner.



One of the biggest advantages of having an experienced developer is that they understand the process and risks associated with the project.

Solariant Capital, our parent company, has over 10 years in experience successfully developing Solar Energy Projects.

Top reasons to invest


Direct Access to Solar Project Ownership
Investors will own shares or units of solar projects in the U.S., an asset class traditionally reserved for institutional, accredited investors and private equity funds.

Acceleration of Renewable Energy Deployment

The speed of renewable energy deployment is critical in effectively combating global climate change. By providing access to a wider pool of development capital, developers are empowered to pursue an increased number of renewable energy projects.

Experienced Developer

Solariant Capital is an experienced renewable energy developer with more than 10 years of renewable energy project development experience.

Diversification to Your Portfolio

Provides potential diversification benefits to your portfolio.

Introducing: Two Rivers Solar Project

The Two Rivers Solar Project is located in Camden County, Georgia.

This project will provide clean electricity to Georgia's electric grid and add a new power supply to the area.



Learn more about Two Rivers

Click the plus sign for project details

- Battery energy storage connected to Two Rivers can harnesses excess solar energy generation efficiently and offers resiliency during disruptions in supply and demand for electricity.

- Georgia's primary source of electricity is natural gas, presenting a prime opportunity to replace and supplement GHG-intensive power generation.

- The Two Rivers Solar Project is currently in the utility interconnection queue for approval in Georgia with an expected construction start date in Q2 2026.

- The Two Rivers Solar Project's proximity to the point of interconnection with the grid should translate into reasonable facility and network upgrade requirements. These upgrades are the cost of interconnecting with the grid and typically represent a major cost variable for power plants.

- Transmission studies in the area previously showed ample available capacity for the grid to accommodate the Two Rivers Solar Project.

- The development, future operation, and maintenance of the Two Rivers Solar project is an investment in the local community and provides impactful opportunities for economic development, tax revenue, and job creation across multiple sectors.

Georgia Solar Market

Solar energy only accounts for 3.03% of Georgia's electricity generation, indicating a lot of space for growth.





Quick facts about Georgia's renewable market

• Georgia is currently ranked 9th in the U.S. with approximately 2,668 MW in total installed capacity.

• Southern Company aims for 14 GW of renewables by 2024 (goal is to cut carbon emissions 50% by 2030).

• In its July 2019 IRP, Georgia Power says it will grow its renewable generation to 5,390MW by 2024 and increase the company's total renewable capacity to 22% of its portfolio.

• Between two 2024 RFPs, Georgia Power expects to procure a total of 2,000+ MW at of new generation resources to meet growing demand.

** The sale or exit of the project cannot be guaranteed and if there is a sale or exit, a price cannot be guaranteed as several factors such as but not limited to market, economic conditions, and availability of buyers may affect the ability to exit the project.

About the team



Daniel Kim
Managing Director



Kevin Kohlstedt
Head of U.S. Renewables



Sachin Verma
Assistant Director of



Eric Kang
Director of Finance



Leesa Nayudu
VP of Power Marketing



Jacob Wilson
Assistant Director of



Managing Director	Head of U.S. Renewables Development	Assistant Director of Development	Director of Finance	VP of Power Marketing	Assistant Director of Engineering

Documents



TRC (Third-Party) Technical Due Diligence Report

Project development status

Solariant Capital team members are successful, experienced project managers and developers that can effectively manage and develop projects. Learn more

This project is
54%

- IN PROGRESS Site Control and Feasibility
- IN PROGRESS Interconnection
- IN PROGRESS Natural Resource Studies
- IN PROGRESS Preliminary Engineering
- IN PROGRESS Power Marketing




in progress

IN PROGRESS Permitting

IN PROGRESS Detail Engineering / Constructability

The project's current status is outlined in the TRC report. For a detailed breakdown you can download the document here.

Project timeline

	Q1	Q2	Q3	Q4
2021				Began Development
2022			Utility Interconnection Request Submitted	
2023		Utility Interconnection Request Submitted CIA Complete	Utility Facilities Study Complete	
2024		Power Purchase Agreement Executed (expected)		
2025		Interconnection Agreement Executed (expected)		Expected Exit/Sale*

* The sale or exit of the project cannot be guaranteed and if there is a sale or exit, a price cannot be guaranteed as several factors such as but not limited to market, economic conditions, and availability of buyers may affect the ability to exit the project.

ENERGY SHARES

Energy Shares, LLC
301 N. Lake Avenue, Suite 950
Pasadena, CA 91101
Tel : (626) 988-9800

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Energy Shares, LLC ("Energy Shares"), its directors, officers, employees, representatives, affiliates or agents do not provide business, investment, tax, or legal advice. No communication on this site should be construed as a recommendation to purchase any security appearing on this site. The investments referred to on the site are privately held securities that are being offered via private placement. These securities are a high risk investment, not publicly traded, highly illiquid, speculative, and an investor could experience an entire loss of their investment. These private securities are not suitable for all investors and there is no guarantee an investment will be profitable or that there will ever be an exit strategy or an opportunity to liquidate the investment. When making an investment decision, investors must make their own determination and rely on their due diligence and examination of the issuer, the investment offering documents, and the terms of the offering.

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